As filed with the Securities and Exchange Commission on August 30, 2002.
Registration No. 333-87258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

U.S.I. Holdings Corporation
(Exact name of registrant as specified in its charter)
Delaware	6411	13-3771733
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
50 California Street, 24th Floor
San Francisco, California 94111-4796
(415) 983-0100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David L. Eslick
Chairman, President and
Chief Executive Officer
U.S.I. Holdings Corporation
50 California Street, 24th Floor
San Francisco, California 94111-4796
(415) 983-0100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Jonathan I. Mark, Esq. Cahill Gordon & Reindel 80 Pine Street New York, New York 10005-1702 (212) 701-3000	Ernest J. Newborn, II, Esq. Senior Vice President, General Counsel and Secretary U.S.I. Holdings Corporation 50 California Street, 24th Floor San Francisco, California 94111-4796 (415) 983-0100	Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036-6522 (212) 735-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $.01 per share	$115,000,000	$10,580(3)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 30, 2002

PROSPECTUS

            Shares

U.S.I. Holdings Corporation

Common Stock

This is our initial public offering. We are selling            shares and the selling stockholders are selling             shares.

We expect the public offering price of the shares to be between $         and $         per share. Currently, no public market exists for our shares. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “USH,” subject to official notice of issuance.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to U.S.I. Holdings Corporation	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional             shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about            , 2002.

Merrill Lynch & Co.	JPMorgan

Credit Suisse First Boston

Credit Lyonnais Securities (USA) Inc.	Fox-Pitt, Kelton

The date of this prospectus is             , 2002.

USI’s National Distribution System

USI West Coast
USI Midwest
USI Northeast
USI Southeast
USI Southwest
Corporate
Insurance Brokerage Offices
Specialized Benefits Offices

USI Northeast

- Allentown, PA
- Briarcliff Manor, NY
- Broomall, PA
- Claremont, NH
- Contoocook, NH
- Harrisburg, PA
- Manchester, NH
- N. Kingstown, RI
- Nashua, NH
- New York, NY (3)
- Norwalk, CT
- Philadelphia, PA
- Pittsburgh, PA
- Trooper, PA
- Westbury, NY
- Woodbridge, NJ

USI Southeast

- Alexandria, VA
- Atlanta, GA
- Boca Raton, FL
- Coral Gables, FL
- Exmore, VA
- Glen Allen, VA
- Lakeland, FL
- Newport News, VA (2)
- Norfolk, VA
- North Palm Beach, FL
- Ocala, FL
- Plantation, FL
- Springdale, MD
- Tucker, GA
- Virginia Beach, VA
- Winston Salem, NC

USI Southwest

- Austin, TX
- Destrehan, LA
- Houma, LA
- Houston, TX
- Metairie, LA
- Monroe, LA

USI West Coast

- Fresno, CA
- Irvine, CA
- Kent, WA
- Oceanside, CA
- Petaluma, CA
- Portland, OR
- San Francisco, CA
- Sherman Oaks, CA
- Stockton, CA

USI Midwest

- Chicago, IL
- Cincinnati, OH

USI Specialized Benefits

- Alpharetta, GA
- Glastonbury, CT
- Hammonton, NJ
- Knoxville, TN
- New York, NY
- Wakefield, MA

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Some of the market data in this prospectus are based on independent industry sources. Although we believe that these independent sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

i

PROSPECTUS SUMMARY

This summary highlights key aspects of our business that are described more fully elsewhere in this prospectus. You should read this entire prospectus carefully, including “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus.

About U.S.I. Holdings Corporation

We are a leading distributor of insurance and financial products and services to small and mid-sized businesses. Founded in 1994, we have grown organically and through acquisitions to become the eighth largest insurance broker in the United States and a leading provider of employee health and welfare products and related consulting and administration services. We currently have approximately 60,000 small and mid-sized business clients. Our sales and marketing efforts are focused primarily on serving middle-market businesses. The products and services we distribute and offer can be categorized as:

Insurance Brokerage

•	General and specialty property and casualty insurance, which we refer to as P&C insurance

•	Individual and group health, life and disability insurance, which we refer to as group employee benefits insurance

Specialized Benefits Services

•	Core benefits (health and welfare)

•	Benefits enrollment and communication

•	Executive and professional benefits

Approximately 83% of our revenues for the year ended December 31, 2001 was derived from our Insurance Brokerage segment. Within this segment, approximately 65% relates to P&C insurance and 35% to group employee benefits insurance. The remaining approximate 17% of our revenues was derived from our Specialized Benefits Services segment. Within this segment, approximately 57% relates to core benefits, 24% to benefits enrollment and communication and 19% to executive and professional benefits.

Our sales and marketing efforts are primarily focused on distributing insurance and financial products and services to middle-market businesses. According to the U.S. Census Bureau, in 1999 there were approximately 1.1 million businesses employing between 20 and 999 employees. We believe that this target market remains underpenetrated and includes companies that provide us with significant opportunities for future growth. Small to mid-sized businesses have traditionally purchased insurance and financial products and services from a highly fragmented group of providers, including insurance brokers, direct writers, benefits consultants, commercial banks and securities brokers. We believe that few of these companies are capable of providing the full array of products and services sought by their clients.

As a result, a key element of our sales strategy is to provide superior customer service and convenience to our clients by serving as a single distribution point for their multiple insurance and financial products and services needs. Our sales approach includes performing a full needs and priorities assessment, which we believe allows our sales professionals to better understand the needs of our clients and identify opportunities where multiple products and services may be cross-sold, i.e., where additional products and services may be sold to existing clients. A team of sales professionals and product specialists with the requisite expertise is organized to respond to and fulfill our clients’ needs. We have approximately 360 sales professionals and product specialists based in 58 offices in 20 states. After the initial sale, we focus on maximizing client retention by continuously monitoring the changing needs of our clients and providing them with additional products and services. We use sales management software which monitors current and prospective sales information by individual sales professional, by region and in the aggregate.

To expand our middle-market customer base and the scope of products and services we distribute and offer, we have formed marketing relationships with a number of leading insurance and financial services companies. Currently, we have agreements with Ceridian Corporation, The Chubb Corporation, Sovereign Bancorp, Inc., UnumProvident Corporation and Zurich Financial Services Group. These companies have further supported our strategy by making equity investments in us.

Our national scope, breadth of core and specialized products and services and relationships with insurance and financial services providers enable us to offer our clients products and services typically provided by national and global insurance brokers. However, our local presence enables us to provide our clients with the high degree of customer service that they would typically only receive from regional and local brokers. We differentiate ourselves from our competitors by delivering full-service capabilities with high-quality customer service.

Our History

Since our inception in 1994, we have built a national distribution system through the acquisition, consolidation and integration of over 90 insurance brokers and related businesses. Substantially all of these acquisitions were completed before December 31, 1999. In the past two years, we have shifted our focus mostly toward integrating these operations. We have committed significant resources to establishing operating and financial reporting standards and conforming the technology platforms utilized by our various business units. A key component of our integration effort also included standardizing and institutionalizing our sales strategy and introducing technology to monitor, report and forecast performance.

Our largest investors include leading private equity investment firms and financial institutions which provided the equity capital we used to manage our capital structure and fund the growth of our business. In connection with their investments, several of our investors designated representatives to serve on our board of directors. Capital Z Financial Services Fund II, L.P. and its affiliates, or Capital Z, our largest stockholder, will own     % of our common stock after this offering. Capital Z is a leading private equity investment firm focused on the financial services sector, with significant experience in the insurance area. Upon the consummation of this offering, approximately     % of our diluted voting equity will be held by the following unaffiliated financial institutions or their respective affiliates: Zurich, J.P. Morgan Chase & Co., UnumProvident, Chubb, The Travelers Insurance Group, Ceridian and Sovereign Bancorp. Of these stockholders, Capital Z, Zurich and Ceridian presently have representatives on our board of directors.

Competitive Strengths

We believe that the following competitive strengths will be material in enhancing our growth, profitability and standing in the industry:

•	we are a leading distributor of insurance and financial products and services to small and mid-sized businesses;

•	we serve as a single distribution point to our clients for over 20 insurance and financial products and services;

•	our diversified revenue mix provides for consistent growth through insurance cycles;

•	we have strategic relationships with leading financial services companies;

•	we use customized sales management software to help manage our sales professionals and our sales prospects; and

•	we have an experienced and motivated management team.

Business Strategy

Our objective is to build stockholder value, and, to achieve this, we will focus on capitalizing on our competitive strengths and implementing the business strategies outlined below:

•
Increase Operating Efficiencies.    We expect to realize continued improvement in our margins by consolidating the back-office operations of our insurance brokerage businesses on a regional basis, completing fold-in and strategic acquisitions and increasing the productivity of our sales professionals.

•	Increase Cross-Selling Penetration. We continue to train and provide financial incentives to our sales professionals to increase the percentage of our gross new business from cross-selling.

•
Pursue Fold-in and Strategic Acquisitions.    We intend to continue making selective acquisitions of businesses currently operating in our geographic footprint and consolidating their operations into our existing infrastructure.

Risks Related to Our Competitive Strengths and Business Strategy

You should also consider risks we face in our business that could mitigate our competitive strengths and limit our ability to implement our business strategy, including that:

•	we have substantial indebtedness, current and future debt service requirements and are subject to restrictive covenants in our existing credit facility;

•	we must successfully integrate multiple types of acquired businesses into our decentralized operations;

•	recently enacted and pending legislation may reduce or eliminate the attractiveness of some life insurance products that we sell to our executive and professional benefits division’s clients;

•	we are dependent on key sales and management professionals who could end their employment with us; and

•	our recently formed strategic relationships with Ceridian and Sovereign Bancorp have limited operating histories.

Our Executive Offices

Our principal executive offices are located at 50 California Street, 24th Floor, San Francisco, California 94111-4796. Our telephone number is (415) 983-0100. Our Internet address is www.usi.biz. Information on our website does not constitute part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total	shares

Shares outstanding after the offering	shares
Use of proceeds

We estimate that our net proceeds from this offering will be approximately $        million. We intend to use these net proceeds to repay indebtedness. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors	Please read “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Proposed New York Stock Exchange symbol	“USH”

The information contained in this prospectus gives effect to a reverse stock split in which two shares of common stock will be issued for every five shares outstanding, which split will be effective immediately prior to the consummation of this offering. All references to common shares, common share warrants, stock appreciation rights, or SARs, and per share amounts with respect to common stock in this prospectus have been restated to reflect the reverse stock split.

The number of shares outstanding upon the consummation of this offering excludes 3,239,996 shares that are issuable upon the exercise of outstanding warrants, 10,269,515 shares reserved for issuance under our 2002 Equity Incentive Plan (which includes 104,151 restricted stock units that will be issued and          shares issuable upon the exercise of stock options to be issued upon the consummation of this offering), and 1,600,000 shares reserved for issuance under our Employee Stock Purchase Plan. Please read “Capitalization” for a description of the shares of common stock that will be outstanding immediately following the consummation of this offering.

Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters will not exercise their overallotment option.

Summary Consolidated Financial Data

You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. We derived the financial information for each of the years ended and as of December 31, 1999, 2000 and 2001 from our audited financial statements and the related notes included elsewhere in this prospectus. We derived the financial information for the six months ended June 30, 2001 and 2002 and as of June 30, 2002 from our unaudited financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,			Six Months ended June 30,
	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Income Statement Data:
Revenues
Commissions and Fees	$250,757	$286,662	$308,349	$150,029	$156,090
Investment Income	3,847	4,072	3,230	1,744	1,404

Total Revenues	254,604	290,734	311,579	151,773	157,494
Expenses
Compensation and Employee Benefits	157,925	172,380	203,307	95,227	105,107
Other Operating Expenses	64,887	62,407	76,371	34,623	35,187
Amortization of Intangible Assets	30,386	32,678	32,908	16,338	10,504
Depreciation	8,508	10,221	12,818	6,031	6,516
Interest	25,970	25,573	25,497	12,999	9,811
Early Extinguishment of Debt	—	—	—	—	660

Total Expenses	287,676	303,259	350,901	165,218	167,785

Loss From Continuing Operations Before Income Taxes	(33,072)	(12,525)	(39,322)	(13,445)	(10,291)
Income Tax (Benefit) Expense	(9,402)	(2,668)	(4,645)	(2,685)	1,280

Net Loss From Continuing Operations	(23,670)	(9,857)	(34,677)	(10,760)	(11,571)
Loss From Discontinued Operations, Net of Income Taxes(a)	(4,963)	(8,349)	(61,806)	(2,516)	(7,305)
Loss on Early Extinguishment of Debt, Net of Income Tax Benefit(b)	(1,511)	—	—	—	—

Net Loss	$(30,144)	$(18,206)	$(96,483)	$(13,276)	$(18,876)

Reconciliation of Net Loss to Net Loss Available to Common Stockholders:
Net Loss	$(30,144)	$(18,206)	$(96,483)	$(13,276)	$(18,876)
Change in Aggregate Liquidation Preference of Preferred Stock	(16,920)	(21,475)	(21,099)	(10,622)	(11,435)
Change in Redemption Value of Series N Preferred Stock	576	—	(138)	—	—

Net Loss Available to Common Stockholders	$(46,488)	$(39,681)	$(117,720)	$(23,898)	$(30,311)

Per Share Data—Basic and Diluted:
Net Loss From Continuing Operations	$(53.08)	$(41.56)	$(74.16)	$(28.36)	$(30.51)
Loss From Discontinued Operations, Net of Income Taxes	(6.58)	(11.07)	(81.97)	(3.34)	(9.69)
Loss on Early Extinguishment of Debt, Net of Income Tax Benefit	(2.00)	—	—	—	—

Net Loss Per Common Share	$(61.66)	$(52.63)	$(156.13)	$(31.70)	$(40.20)

	As of December 31,			As of June 30, 2002	As adjusted as of June 30, 2002(c)
	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Goodwill, Net	$188,105	$188,346	$176,793	$183,950	$183,950
Other Intangible Assets, Net	139,059	123,190	105,396	102,640	100,281
Total Assets of Continuing Operations	538,258	553,106	584,702	571,891	569,532
Total Debt of Continuing Operations	218,390	230,429	250,036	229,172	141,857
Redeemable Preferred Stock(d)	28,418	28,590	27,801	27,432	—
Redeemable Common Stock and Warrants(d)	2,894	2,894	4,300	4,300	21,294
Total Stockholders’ Equity	176,205	159,862	92,370	79,549	174,943

(a)
We sold USIA, formerly our third-party administration business, in April 2002. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reflect USIA in our financial statements as a Discontinued Operation. In the fourth quarter of 2001, following the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of,” we reduced the carrying value of USIA’s intangible assets to their estimated fair value. This resulted in an impairment charge of $46.9 million against USIA-related goodwill and expiration rights. For the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 and 2002, the loss from discontinued operations is reported net of income tax expense (benefit) of $0.9 million, $0.3 million, $(4.5) million, $(1.0) million and zero, respectively. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations.”

(b)
In March 1999, we recorded a charge of $1.5 million, net of a related tax benefit of $1.0 million, as an extraordinary loss to reflect a prepayment penalty on senior subordinated debt and the write-off of debt issuance costs.

(c)
We have adjusted the balance sheet data to give effect to the sale of the shares of our common stock in this offering, the anticipated use of the estimated net proceeds to repay indebtedness, elimination of all common stock warrant put rights and some preferred stock put rights, the conversion of all series of our preferred stock and accretion dividends, the pro-rata write-off of deferred financing costs related to our existing credit facility and restricted stock units to be granted under our 2002 Equity Incentive Plan all of which will occur upon the consummation of this offering. The adjustments do not give effect to the potential exercise of 6,250,002 series W preferred stock warrants which are exercisable into 2,499,997 shares of common stock or the potential exercise of warrants to purchase 739,999 shares of common stock and the potential exercise of stock options granted separately or in exchange for stock appreciation rights and stock issued in exchange for SARs under our 2002 Equity Incentive Plan.

(d)	For a description of put rights relating to our preferred stock and our common stock warrants please read “Description of Put Rights.”

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about:

•	our business strategy;

•	our financial strategy;

•	our future financial results;

•	the integration of our operations with businesses or assets that we have acquired or may acquire in the future;

•	competition from others in the insurance agency and brokerage business;

•	future regulatory actions and conditions in the states in which we conduct our business; and

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical.

All statements other than statements of historical fact included in this prospectus, including statements regarding our strategy, financial position, estimated revenues and losses, projected costs, prospects and plans and objectives of management, including the benefits expected to be derived from the implementation of our business strategy, are forward-looking statements. When used in this prospectus, the words “will,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

RISK FACTORS

You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition or results could be negatively affected, the market price of your shares could decline and you may lose all or part of your investment.

Risks Relating to Our Company

We have a history of net losses, expect to incur losses in the future and may never achieve profitability, which could negatively impact the value of our common stock.

Since our inception, we have experienced net losses. These losses principally resulted from losses related to discontinued operations, the amortization expense on intangibles assets and interest expense. The following table summarizes these losses:

	Year ended December 31,			Six months ended June 30, 2002
	1999	2000	2001
	(in millions)
Losses related to discontinued operations, net of income tax benefit	$5.0	$8.3	$61.8	$7.3
Amortization expense on intangible assets	30.4	32.7	32.9	10.5
Interest expense	26.0	25.6	25.5	9.8
Net losses	30.1	18.2	96.5	18.9

We expect to incur a net loss in 2002, may incur net losses in the future and may never achieve profitability. We also face the risk of future charges that could be material.

Beyond the charges that are expected to be incurred in connection with and upon the consummation of this offering, potential charges are:

•
an estimated $1.0 million prepayment fee and a charge of $3.6 million for the remaining write-off of deferred financing fees in connection with prepayment of indebtedness under our existing credit facility, after giving effect to the pro-rata write-off, upon entering into a new credit facility or issuing debt instruments following this offering;

•	an additional estimated fee of $1.0 million in the event that our leverage covenant in our credit facility is not met on December 31, 2002;

•	an adjustment to receivables of $7.6 million on the sale of USIA resulting from adjustments to the purchase price;

•	a goodwill and other intangible asset write-down resulting from impairment;

•	continued SARs expense until all SARs are either cashed-out or exchanged for options or stock; and

•	government regulation affecting our Specialized Benefits Services segment that may result in restructuring charges (e.g., severance, lease termination and leasehold write-offs).

If we are unable to achieve profitability, the value of our common stock could be negatively impacted.

We have substantial indebtedness and debt service requirements, which limit our ability to finance our operations and implement our business strategy.

We intend to use the net proceeds of this offering to repay indebtedness under our existing credit facility, but we will continue to have a substantial amount of debt. We estimate that, immediately following this offering, we will have total consolidated debt of $141.9 million (not including $21.8 million in unused commitments under our existing credit facility) and total stockholders’ equity of $174.9 million. We expect that we will have to borrow additional money to finance capital expenditures and acquisitions and to refinance our other debt. If we add new debt to our current debt level, the risks noted below could intensify.

As of June 30, 2002, our consolidated debt totaled $229.2 million and our future maturities of debt and related interest were as follows:

	Principal	Interest(a)	Total
Year	(in thousands)
2002 (July 1 through December 31)	$21,575	$9,827	$31,402
2003	51,745	16,355	68,100
2004	147,204	7,403	154,607
2005	6,178	500	6,678
2006	1,784	142	1,926
Thereafter	686	31	717

Total	$229,172	$34,258	$263,430

Using the estimated $87.3 million(b) in net proceeds to us from this offering to repay indebtedness under our existing credit facility, we estimate the future maturities of our consolidated debt and related interest to be as follows:

	Principal	Interest(a)	Total
Year	(in thousands)
2002 (July 1 through December 31)	$17,768	$7,948	$25,716
2003	31,185	9,765	40,950
2004	84,256	4,570	88,826
2005	6,178	500	6,678
2006	1,784	142	1,926
Thereafter	686	31	717

Total	$141,857	$22,956	$164,813

(a)
Assumes an interest rate of 9% which was an approximate average interest on our debt over the last several years; the interest rates on most of our indebtedness are variable and it is not possible to accurately predict future interest rates.

(b)	Assumes our issuance of $100.0 million common stock, net of $12.7 million in fees and expenses, on September 30, 2002.

We believe that cash and cash equivalents on hand of $16.6 million as of June 30, 2002, together with cash flow generated from operations, should be sufficient to fund our estimated $17.8 million in debt principal repayments, $7.7 million in capital expenditures and working capital needs through December 31, 2002 assuming the consummation of this offering on June 30, 2002. Our liquidity thereafter will depend on our financial results and future available sources of additional equity or debt funding, which include public debt offerings, private placements of debt under Rule 144A of the Securities Act, syndicated loans, bank debt and additional public equity offerings. If we are unable to access these forms of capital on terms attractive to us or at all, we will consider raising funds from private equity sources or explore other strategic alternatives.

Our high level of debt could have important consequences for you, including the following:

•	we may have difficulty borrowing money in the future to finance working capital, capital expenditures and acquisitions, to implement our business strategy and to refinance our other debt;

•
we will need to use cash generated by our subsidiaries to pay principal and interest on our existing credit facility and our other debt shown in the tables above, which will reduce the amount of money available to us to finance our operations and other business activities;

•
as of June 30, 2002, the $165.0 million outstanding under our existing credit facility had a weighted average variable interest rate of 6.4%, which exposes us to the risk of increased interest rates; and

•
all debt under our existing credit facility is secured by substantially all of our assets, including all of our equity interests in our subsidiaries, and therefore, if we default under the facility, some of our assets may be sold by our creditors.

Our high level of indebtedness may put us at a competitive disadvantage relative to insurance brokers and other distributors of financial products and services.

As of June 30, 2002, our total indebtedness of $229.2 million and our total indebtedness measured as a percentage of our total capitalization of 67.3% were higher than those of brokers that we consider to be generally comparable to us, including Arthur J. Gallagher, Brown & Brown and Hilb, Rogal and Hamilton. As a result, we are likely to be less able to compete effectively with our peers when acquiring other brokerage operations that are seeking cash purchase consideration versus stock purchase consideration. Additionally, with a lower level of indebtedness, our peers are likely to have greater flexibility to direct cash flow from operations toward capital expenditures, hiring additional sales professionals and other forms of reinvestment in their businesses than we have currently.

Restrictive covenants in our existing credit facility make it difficult to implement our business plan, and refinance our other debt.

Our existing credit facility contains, and our future debt instruments may contain, restrictive covenants. These restrictions limit:

•	our ability to incur additional debt;

•	the amount of capital expenditures we may make; and

•	our ability to make acquisitions.

If we are unable to obtain waivers of these restrictions, it will be difficult to implement our business strategy and to refinance our other debt.

Failure to comply with financial covenants in our existing credit facility could cause all or a portion of our debt to become immediately due and payable.

Under our existing credit facility, we must comply with financial covenants, which limit our flexibility in responding to changing business and economic conditions.

As of June 30, 2002, the significant financial covenants of our existing credit facility were as follows:

Description of Covenant	Actual	Covenant
Consolidated Total Debt to Adjusted Pro Forma EBITDA Ratio(a)	3.76	4.125 maximum
Interest Expense Coverage Ratio	3.37	2.25 minimum
Stockholders’ Equity(b) (in millions)	$111.3	$107.0 minimum

(a)
Adjusted Pro Forma EBITDA as defined in the existing credit facility means the EBITDA for such period adjusted for the EBITDA of any business acquired during such period, adjusted to reflect changes in continuing revenues and expenses in connection with the acquisition and excluding from the calculation the revenues, other income items and expenses and other charges attributable to each subsidiary of ours that ceased to be wholly owned by us during such period, in each case as though such acquisition or sale had been consummated on the first day of such period.

EBITDA as defined in the existing credit facility means the consolidated net income for the period plus the aggregate amount of (1) charges for consolidated interest and financing fees and costs and other interest charges accrued in or for the period, (2) charges for consolidated income taxes accrued in or for the period by us, (3) charges for consolidated amortization and depreciation, (4) compensation expense accrued in respect of stock appreciation rights, minus cash payments made in the period to honor, redeem or discharge stock appreciation rights, and (5) other adjustments.

(b)	Stockholders’ Equity as defined in the existing credit facility means the total of our stockholders’ equity and the total of our redeemable securities.

In addition, under the provisions of our existing credit facility, we are generally prohibited from repurchasing shares of our capital stock, with the limited exception of repurchasing shares held by terminated employees in an amount up to $3.0 million per year. As a result, if the rights described below under “—Our liquidity could be reduced if a substantial number of our employee stockholders or two former employee stockholders require us to repurchase their stock” and “Description of Put Rights” are exercised, we may be required to repurchase the related shares in excess of the monetary thresholds provided for under our existing credit facility. If the lenders under our existing credit facility do not waive the applicable limitations and we fail to repurchase the shares, we may be in default under our obligations to repurchase the shares put to us and could be sued for breach of the contract governing the put. However, if we repurchase the shares, we would be in default under our existing credit facility, which could result in the acceleration of our indebtedness under that facility and our other debt.

Amounts due under our existing credit facility and under future debt instruments could become immediately due and payable as a result of our failure to comply with the restrictive covenants they contain, which, in turn, could cause all or a portion of our other debt to become immediately due and payable. Our ability to comply with these provisions in existing or future debt instruments may be affected by events beyond our control.

Since 1999, we have had to amend the financial covenants in our existing credit facility four times to avoid being in default under this facility. We may be required to seek similar amendments to this facility or any replacement facility in the future and, if we need to make such amendments, we may not be able to obtain them on terms acceptable to us or at all.

Our continued growth is partly based on our ability to acquire and integrate operations successfully, and our failure to do so may negatively affect our financial results.

Competition to acquire traditional insurance brokerage agencies is intense. As part of our business strategy, we may seek to acquire such agencies and may experience heightened price competition from our peers. We also seek to acquire agencies in the core benefits, benefits enrollment and communication, and executive and professional benefits areas. Due in part to the decentralized nature of our operations, as well as the variety of types of businesses we seek to acquire, we may have difficulty integrating the operations, systems and management of our acquired companies and may lose key employees of acquired companies. Also, we may be required to obtain additional financing to pursue our acquisition strategy; however, our ability to do so is limited by the terms of our existing credit facility, which contains covenants that, among other things, require lender approval of most acquisitions that we propose to make as well as restrictions on our ability to incur additional debt. We may also be similarly limited by our future debt instruments.

Government regulation relating to the supplemental executive benefits plans we design and implement could negatively affect our financial results.

The Executive and Professional Benefits division of our Specialized Benefits Services segment designs and implements supplemental executive retirement plans that use split dollar life insurance as a funding source. Split dollar life insurance policies are arrangements in which premiums, ownership rights, and death benefits are generally split between an employer and an employee. The employer pays either the entire premium or the portion of each year’s premium that at least equals the increase in cash value of the policy. Split dollar life insurance has traditionally been used because of its federal tax law advantages. However, in recent years, the Internal Revenue Service has proposed regulations relating to the tax treatment of some types of these life insurance arrangements. The Internal Revenue Service recently proposed regulations that treat premiums paid by an employer in connection with split dollar life insurance arrangements as loans for tax purposes under the Internal Revenue Code. In addition, the recently enacted Sarbanes-Oxley Act of 2002 may affect these arrangements. Specifically, the Sarbanes-Oxley Act includes a provision that prohibits most loans from a public company to its directors and/or executives. Because a split dollar life insurance arrangement between a public company and its directors and/or executives could be viewed as a personal loan, we may face a reduction in sales of split dollar life insurance policies to some of our clients. Moreover, members of Congress have proposed, from time to time, other laws reducing the tax incentive or otherwise impacting these arrangements. As a result, these plans as presently structured are likely to become less attractive to some of our customers. This could result in lower revenues to us in which case, we may have to restructure our Executive and Professional Benefits division. This could result in severance, lease termination, leasehold write-offs, impairment charges to intangible assets and other similar charges, as well as a reduction in future revenues. Our Executive and Professional Benefits division is one of our highest margin operations and, in 2001, represented approximately $10 million, or 3%, of our revenues and contributed $4.4 million pre-tax income toward our loss from continuing operations before income taxes of $39.3 million. We expect that in 2002 the Executive and Professional Benefits division will contribute approximately the same amount toward our consolidated financial results.

If we are required to write down goodwill and other intangible assets, our financial condition and results would be negatively affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. At June 30, 2002, goodwill represented $184.0 million, or 231.2% of our total stockholders’ equity, net of accumulated amortization of $40.2 million. At June 30, 2002, other intangible assets, including expiration rights, covenants not-to-compete and other assets, represented $102.6 million, or 129.0% of our total stockholders’ equity, net of accumulated amortization of $118.8 million.

On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized but tested for impairment at least annually. Intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests at least annually. Other intangible assets will continue to be amortized over their useful lives. SFAS No. 142 also requires the completion of a transitional impairment test within six months of adoption. In May 2002, we completed the transitional impairment test, which indicated that there was no goodwill impairment as of January 1, 2002. We have no intangible assets with indefinite lives.

Under current accounting standards, if we determine goodwill or intangible assets are impaired, we will be required to write down the value of such assets. Because goodwill and intangible assets comprise such a large percentage of our stockholders’ equity, any such writedown would have a significant negative effect on our stockholders’ equity and financial results.

Our liquidity could be reduced if a substantial number of our employee stockholders or two former employee stockholders require us to repurchase their stock.

Substantially all of our employees who hold our preferred stock from prior acquisitions may put to us that number of shares owned by them having a fair market value equal to the employee’s original investment in those shares upon termination of employment by us without cause, the employee’s resignation for good reason or the death or disability of the employee. As of June 30, 2002, the value of the largest individual employee stockholder’s put was $1.8 million and the aggregate value of all employee stockholders’ puts was $17.3 million.

In addition, our retired chairman of the board and one of our other former employees have rights to require us to repurchase some of the preferred stock owned by them at fair market value at the time of such repurchase, up to the amount of their original investment. Our retired chairman may require us to repurchase $1.0 million of the preferred stock owned by him during the period between December 31, 2002 and January 30, 2003. The other former employee may require us to repurchase $3.0 million of the preferred stock owned by him during a 60-day period beginning November 30, 2004.

Our requirement to repurchase significant amounts of our stock is conditioned on our ability to fund the repurchase from operations or obtain other financing. If we are required to make such repurchase and have or obtain adequate cash to make the repurchase, the cash utilized to make the repurchase would be unavailable for other corporate purposes. Such circumstances would reduce our liquidity.

If we are unable to fund or finance a purchase at the time the preferred stock is put to us by a stockholder, then we will be permitted to delay the purchase for a period of up to 120 days. If we are not able to fund or finance the purchase within the 120-day period, then the stockholder may withdraw the put and will again have the right to put the preferred stock to us. If the stockholder later exercises his or her put right, we would be subject to the same liquidity risks described above.

Under the provisions of our existing credit facility, we are generally prohibited from repurchasing shares of our capital stock, with the limited exception of repurchasing shares held by terminated employees in an amount up to $3.0 million per year. As a result, if the put rights are exercised, we may be required to repurchase the related shares in excess of the monetary thresholds provided for under our existing credit facility. If the lenders under our existing credit facility do not waive the applicable limitations, we may be in default under our obligations to repurchase the shares put to us and could be sued for breach of the contract governing the put. However, if we effected the repurchase, we may be in default under our existing credit facility, which could result in the acceleration of our indebtedness under that facility and our other debt.

Please read “Description of Put Rights” for additional information about these put rights.

SARs remaining after consummation of this offering could negatively affect our financial results.

Until recently, we issued stock appreciation rights, or SARs, as compensation to our employees and consultants. As of June 30, 2002, there were 2,912,674 SARs held by employees and consultants and 472,656 SARs held by former employees. Within 60 days following the consummation of this offering, we will exercise our right to cash out all of the SARs held by former employees who have no continuing relationship with us. We estimate and currently reflect this liability to be approximately $0.8 million, which we expect to fund through cash flows from operations or additional borrowings under our existing credit facility. Soon after the completion of this offering, we intend to make an offer to exchange outstanding SARs that are held by current employees and consultants for stock options or stock under the 2002 Equity Incentive Plan. If fewer than all of the SARs are exchanged, the intrinsic value of the outstanding SARs, i.e., the difference between the reference price of the SARs and the market value of our stock, would continue to be recorded on our income statement as an expense and would, therefore, continue to affect our financial results.

Our decentralized operating strategy and structure make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We operate through decentralized units that report their results to corporate headquarters monthly. If there is a delay in informing corporate headquarters of a negative business development such as the possible loss of an important client or insurance carrier relationship or a threatened professional liability claim, corporate headquarters may not be able to take action to remedy the situation on a timely basis. This in turn could have a negative effect on our financial results. In addition, if one of our operating units were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly.

During the past two years, we have taken steps to minimize the impact of untimely reporting of negative business developments within our operations. For example, we reduced the number of units reporting into corporate headquarters, thereby concentrating oversight among fewer regional executive officers and reducing the number of regions requiring monitoring by corporate headquarters. Furthermore, we have instituted new operating policies and procedures to improve corporate headquarters’ monitoring of our nationwide operations. Specifically, our chief executive officer and chief financial officer conduct monthly calls with regional executive officers to discuss results and material operational concerns. However, if these measures are unsuccessful in reducing the occurrence or minimizing the impact of untimely and/or inaccurate reporting, our financial results could be negatively affected.

The geographic concentration of our businesses could leave us vulnerable to an economic downturn or regulatory changes in those areas, resulting in a decrease in our revenues.

For the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2002, our California- and New York-based businesses constituted approximately 27%, 26%, 28% and 30%, respectively, of our consolidated revenues. Because our business is concentrated in these two states, the occurrence of adverse economic conditions or an adverse regulatory climate in either California or New York could negatively affect our financial results more than would be the case if our business was more geographically diversified. Currently, we are not experiencing adverse economic conditions or an adverse regulatory climate in either of these two states.

The cyclical nature of P&C premium rates may make our financial results volatile and unpredictable.

Commissions from the brokering of insurance products represent a majority of our revenues. Commissions are typically determined as a percentage of premium rates. We have no control over the insurance premium rates on which these commissions are calculated. For example, from 1987 through 1999, the P&C insurance industry experienced a period of flat to declining premium rates, which negatively affected commissions earned by insurance brokers. Years of underwriting losses for insurance companies combined with the downward turn in the equity markets caused insurers to increase premium rates starting in mid- to late 2000. Additionally, the insurance industry was affected by the events of September 11, 2001, which resulted in the largest insurance loss in America’s history and accelerated increases in premium rates for particular lines of P&C insurance. However, the longevity of this cycle cannot be accurately predicted. Accordingly, the cyclical nature of premium rates may make our financial results volatile and unpredictable.

Contingent commissions are more profitable, but less predictable, than our other revenues, which makes it difficult to forecast revenues; and decreases in these commissions may negatively impact our financial results.

Many insurance companies pay us contingent commissions for achieving specified premium volume goals set by them and/or the loss experience of the insurance we place with them. We generally receive these commissions in the first and second quarters of each year. However, we have no control over the ability of insurance companies to estimate loss reserves, which affects the amount of contingent commissions that we will receive. In addition, because no significant incremental operating costs are incurred when contingent commissions are realized, a significant decrease in these commissions can cause a disproportionate increase in loss from continuing operations before income taxes. We derived approximately 3%, 4% and 4% of our consolidated revenues from contingent commissions for each of the years ended December 31, 1999, 2000 and 2001, respectively. Contingent commissions for each six month period ended June 30, 2001 and 2002 approximated 6% of our consolidated revenues, or $9.4 million.

Any decrease in the contingent commissions we receive would reduce our revenues and, to a greater degree, increase our loss from continuing operations net of incoming taxes, on a percentage basis. For example, a $3.1 million reduction in contingent commissions would have reduced 2001 revenues by approximately 1% but would have increased loss from continuing operations before income taxes by approximately 8% in the same period. A significant decrease in contingent commissions would consequently have a negative impact on our financial results and limit our ability to incur and service debt and comply with financial covenants in our existing credit facility.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose clients and our financial results may be negatively affected.

We face competition in both our Insurance Brokerage and Specialized Benefits Services segments. We compete for clients on the basis of reputation, client service, program and product offerings, and the ability to tailor our products and services to the specific needs of a client.

In our Insurance Brokerage segment, competition is intense in all our business lines and in every insurance market. We believe that most of our competition is from numerous local and regional brokerage firms that focus primarily on middle-market businesses and, to a lesser extent, from larger domestic brokerage firms. We believe our most significant competitors will be brokers that pursue an acquisition or consolidation strategy similar to ours, which include Arthur J. Gallagher, Brown & Brown and Hilb, Rogal and Hamilton. In addition, insurance companies compete with us by directly soliciting clients without the assistance of an independent broker or agent. Weak economic growth, as experienced in the past few years, as well as rising P&C insurance rates, exacerbate these various competitive pressures as some of our customers have chosen to cut back or eliminate various types of coverage. These conditions have not negatively affected our revenues to date, but they may in the future. Additionally, as P&C insurance rates continue to rise, some of our customers may seek alternatives to traditional coverage options and other mechanisms for funding their risks. Additional competitive pressures arise from the entry of new market participants, such as banks, securities firms, accounting firms and other institutions that offer insurance-related products and services.

Our Specialized Benefits Services segment competes with consulting firms, brokers, third-party administrators, producer groups and insurance companies. A number of our competitors offer attractive alternative programs. We believe that most of our competition is from large, diversified financial services organizations that are willing to expend significant resources to enter our markets and from larger competitors that pursue an acquisition or consolidation strategy similar to ours.

The loss of key personnel could negatively affect our financial results and impair our ability to implement our business strategy.

Our success substantially depends on our ability to attract and retain senior management and the individual sales professionals and teams that service our clients and maintain client relationships. The ten highest revenue producing sales professionals during 2001 represented 9.7% of our commissions and fees for the year. In addition, each of our regional and product line reporting unit chief executive officers are responsible for significant segments of our business.

If key sales professionals and senior managers were to end their employment with us, it could disrupt our client relationships and have a corresponding negative effect on our financial results, marketing and other objectives and impair our ability to implement our strategy. Our senior managers and substantially all of our sales professionals are subject to employment agreements containing confidentiality and non-solicitation provisions.

We have no reason to believe any of these senior managers and key sales professionals will leave us in the foreseeable future. However, if any of them were to leave and litigate to be released from these agreements, some courts may not enforce these agreements.

Our business, financial condition and/or results may be negatively affected by errors and omissions claims.

We have extensive operations and are subject to claims and litigation in the ordinary course of business resulting from alleged errors and omissions in placing insurance and handling claims. The placement of insurance and the handling of claims involve substantial amounts of money. Since errors and omissions claims against us may allege our potential liability for all or part of the amounts in question, claimants may seek large damage awards and these claims can involve significant defense costs. Errors and omissions could include, for example, our employees or sub-agents failing, whether negligently or intentionally, to place coverage or file claims on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold for our clients on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

We have primary errors and omissions insurance coverage providing limits of $5.0 million per claim and $10.0 million annual aggregate coverage. We also carry $25.0 million per claim excess coverage and $60.0 million aggregate excess coverage. Our deductible on these policies is $500,000 per claim. The coverage limits and the amount of related deductibles are established annually based upon our assessment of our errors and omissions exposure, loss experience and the availability and pricing within the marketplace. During our recent renewal, our premiums and deductibles associated with the purchase of errors and omission coverages were higher than in prior years because of adverse market conditions for buyers of these coverages. Recently, prices have increased and coverage terms have become far more restrictive because of reduced insurer capacity in the marketplace. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages.

Our business, financial condition and/or results may be negatively affected if in the future our insurance proves to be inadequate or unavailable. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

Failure to comply with regulations applicable to us could restrict our ability to conduct our business.

We conduct business in a number of states and are subject to comprehensive regulation and supervision by government agencies in many of the states in which we do business. State laws grant supervisory agencies broad administrative powers. Our ability to conduct our business in the states in which we currently operate depends on our compliance with the rules and regulations established by the regulatory authorities in each of these states.

State insurance regulators and the National Association of Insurance Commissioners continually re-examine existing laws and regulations, some of which affect us, including those relating to the licensing of insurance brokers and agents, premium rates, regulating unfair trade and claims practices, and the regulation of the handling and investment of insurance carrier funds held in a fiduciary capacity. These examinations may result in the enactment of insurance-related laws and regulations, or the issuance of interpretations of existing laws and regulations, that adversely affect our business. More restrictive laws, rules or regulations may be adopted in the future that could make compliance more difficult and/or expensive. Specifically, recently adopted federal financial services modernization legislation addressing privacy issues, among other matters, is expected to lead to additional federal regulation of the insurance industry in the coming years, which could result in increased expenses or restrictions on our operations.

In response to perceived excessive cost or inadequacy of available insurance, states have also from time to time created state insurance funds and assigned risk pools, which compete directly, on a subsidized basis, with private insurance providers. We act as agents and brokers for state insurance funds such as those in California,

New York and other states in which we operate. These state funds could choose to reduce the sales or brokerage commissions we receive. In addition, these states could enact legislation to reform existing P&C and individual and group health care insurance regulations. If these reductions in commissions or changes in legislation occurred in a state in which we have substantial operations, such as California or New York, they could substantially affect the profitability of our operations in that state or cause us to change our marketing focus.

Proposed tort reform legislation could decrease demand for liability insurance, thereby reducing our commission and fee revenues.

Legislation concerning tort reform has been considered, from time to time, in the United States Congress and in several states. Among the provisions considered for inclusion in proposed legislation have been limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits. Enactment of these or similar provisions by Congress or by states in which we sell insurance could result in a reduction in the demand for liability insurance policies or a decrease in limits on policies we sell, thereby reducing our commission and fee revenues.

Risks Related to our Common Stock

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of $     per share of the common stock, assuming an initial public offering price of $     per share. Our issuance of options and the exercise of our existing warrants will cause investors to experience further dilution if the market price of our common stock exceeds the exercise price of these securities.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to obtain capital through an offering of equity securities. Upon the consummation of this offering, there will be                 shares of our common stock outstanding. There will be                 shares outstanding if the underwriters exercise their overallotment option in full. Of these shares, the shares of our common stock sold in this offering will be freely transferable, except for any shares sold to our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares will be “restricted securities” subject to the volume limitations and the other conditions of Rule 144.

We, our directors, officers and all existing stockholders have agreed, with limited exceptions, for a period of 180 days after the date of this prospectus, that we and they will not, without the prior written consent of the representatives on behalf of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock. Upon the consummation of this offering, all existing stockholders and their transferees will have the right to require us to register their shares of our common stock under the Securities Act for sale into the public markets, subject to the 180-day lock-up agreements. Upon the effectiveness of that registration statement, all shares covered by the registration statement will be freely transferable. In addition, following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of 11,869,515 shares of our common stock reserved for issuance under our 2002 Equity Incentive Plan and our Employee Stock Purchase Plan. Subject to the exercise of issued and outstanding options, shares registered under the registration statement on Form S-8 will be available for sale into the public markets after the expiration of 180-day lock-up agreements.

Possible volatility in our stock price could negatively affect us and our stockholders.

The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in quarterly financial results, changes in financial estimates by securities analysts and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of an individual company’s securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could negatively affect our financial results.

Our common stock may not trade actively, which may cause our common stock to trade at a discount and make it difficult for you to sell your stock.

This is our initial public offering, which means that our common stock currently does not trade in any market. Upon the consummation of this offering our common stock may not trade actively. In addition, since only         % of our common stock will be sold to the public in this offering, the market for our stock may be illiquid. An illiquid market for our common stock may result in price volatility and poor execution of buy and sell orders for investors. Our initial public offering price may bear no relationship to the price at which the common stock will trade after this offering.

Our principal stockholders’ interests in our business may be different than yours and therefore may make decisions that are adverse to your interests.

After this offering, Capital Z will beneficially own     % of our outstanding voting common stock. Capital Z’s ownership, combined with the ownership of entities controlled by Zurich, JPMorgan Chase, CNA, UnumProvident and Ceridian, which are all unaffiliated with each other, will comprise together         % of our outstanding voting common stock. As a result, Capital Z, both independently and voting together with these stockholders, will have the ability to significantly influence matters requiring stockholder approval, including, without limitation, the election of directors and mergers, consolidations and sales of all or substantially all of our assets. They also may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock.

Provisions of Delaware law could delay or prevent a change in control of our company, which could adversely impact the value of our common stock.

Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. This provision in Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

We have no plans to pay and are currently precluded from paying dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our business. In addition, under our existing credit facility we are currently prohibited from paying dividends on or repurchasing shares of our capital stock, with the limited exception of repurchasing shares held by terminated employees in an amount up to $3.0 million per year. It is likely that future debt we incur will similarly restrict dividend payments and/or share repurchases.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of shares of our common stock in this offering, based upon an assumed initial public offering price of $         per share, the midpoint of the offering range, and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ overallotment option is exercised in full, we estimate that our net proceeds will be approximately $         million.

We intend to use the net proceeds from this offering to repay indebtedness under our existing credit facility. The indebtedness under our existing credit facility bears interest at a weighted average rate equal to 6.4% as of June 30, 2002, and has a final maturity of September 17, 2004. We used the indebtedness under our existing credit facility primarily to refinance previously incurred indebtedness.

If the underwriters exercise their overallotment option, any additional proceeds will be used to repay additional indebtedness under our existing credit facility.

We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our business. We cannot assure you that we will pay dividends in the future. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business and financial condition, results of operations, capital requirements and investment opportunities. In addition, under our existing credit facility we are currently prohibited from paying dividends on or repurchasing shares of our capital stock, with the limited exception of repurchasing shares held by terminated employees. It is likely that future debt we incur will similarly restrict dividend payments and/or share repurchases.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2002:

•	on an actual basis; and

•
on an as adjusted basis to give effect to the sale of the shares of our common stock in this offering, the anticipated use of the estimated net proceeds to repay indebtedness, elimination of all common stock warrant put rights and some preferred stock put rights upon the conversion of all series of our preferred stock and accretion dividends, the pro rata write-off of deferred financing costs relating to our existing credit facility and the grant of restricted stock units to be made under our 2002 Equity Incentive Plan, all of which will occur upon the consummation of this offering.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2002
	Actual	As Adjusted(a)
	(in thousands, except per share data)
Debt:
Credit facility:
Term loan	$91,570	$26,084
Revolving credit facility	73,475	51,646
Seller notes	43,963	43,963
Other debt	20,164	20,164

Total debt	229,172	141,857

Redeemable preferred stock: par value $.01 per share; aggregate liquidation preference $36,989 actual; no aggregate liquidation preference as adjusted(b)	27,432	—

Redeemable common stock and warrants: par value $.01 per share; shares issued and outstanding as adjusted(b)	4,300	21,294

Stockholders’ equity:
Preferred stock: par value $.01 per share; 87,000 shares authorized; aggregate liquidation preference $452,386 actual; no aggregate liquidation preference as adjusted	579	—

Common stock:
Voting: par value $.01 per share; 300,000 shares authorized; 754 shares issued and outstanding actual; shares issued and outstanding as adjusted	8	362
Non-voting: par value $.01 per share; 10,000 shares authorized; no shares issued and outstanding actual or as adjusted	—	—
Additional paid-in capital	294,610	485,264
Retained deficit	(215,648)	(310,683)

Total stockholders’ equity	79,549	174,943

Total capitalization	$340,453	$338,094

(a)
Does not give effect to the potential exercise of 6,250,002 series W preferred stock warrants which are exercisable into 2,499,997 shares of common stock or the potential exercise of warrants to purchase 739,999 shares of common stock, and the potential exercise of stock options granted separately or in exchange for SARs and stock issued in exchange for SARs under our 2002 Equity Incentive Plan.

(b)	Please read “Description of Put Rights.”

DILUTION

As of June 30, 2002, our net tangible book value was $(207.0) million, or $(274.78) per share of common equity. As of the same date, our net tangible book value after giving effect to

•	the conversion of all outstanding preferred stock and accretion dividends, including $6.1 million of redeemable preferred stock that will convert into common stock,

•	the pro-rata write-off of deferred financing fees on our balance sheet in conjunction with repayment of our bank borrowings,

•	the issuance of 104,151 shares of restricted stock units valued at $ million to be granted under our 2002 Equity Incentive Plan to senior management, and

•	the reclassification of redeemable common stock warrants to equity,

all of which will occur upon consummation of this offering, would have been $(199.0) million, or $(            ) per share of common equity. Net tangible book value per share as adjusted is equal to our total tangible assets minus total liabilities and redeemable common stock remaining following this offering divided by the number of shares of common equity outstanding. After giving effect to the sale of new shares of common stock in the offering and giving effect to the application of net proceeds, our pro forma tangible book value as adjusted as of June 30, 2002, would have been $(111.6) million, or $(            ) per share of common equity. This represents an immediate increase in net tangible book value as adjusted of $             per share to existing stockholders and an immediate dilution in net tangible book value as adjusted of $(            ) per share to new investors purchasing shares of our common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for a share of our common stock. The following table illustrates the foregoing information as of June 30, 2002 with respect to dilution to new investors:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2002	$( )
Increase in net tangible book value per share attributable to conversion of preferred stock to common stock
Increase in net tangible book value per share attributable to other adjustments
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share upon the consummation of this offering and after other adjustments			(	)

Dilution per share to new investors		$

The following table summarizes, as of June 30, 2002, the differences between the total number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%

If the underwriters exercise their overallotment option in full, the number of shares held by new investors will be increased to                 , or approximately     % of the total number of shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. We derived the financial information for each of the years ended and as of December 31, 1997, 1998, 1999, 2000 and 2001 from our audited financial statements and the related notes included elsewhere in this prospectus. We derived the financial information for the six months ended June 30, 2001 and 2002 and as of June 30, 2002 from our unaudited financial statements and the related notes included elsewhere in this prospectus. Between 1994 and 1999, we pursued an acquisition strategy with a goal of building a national organization capable of distributing a broad range of insurance and financial products and services. The majority of our over 90 acquisitions were completed prior to December 31, 1999. As a result of our acquisitions, the results in the years 1997 through 2000 are not directly comparable. There is no single acquisition that materially affects the comparability of the financial information presented.

	Year ended December 31,					Six Months ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Income Statement Data:
Revenues
Commissions and Fees	$146,790	$204,828	$250,757	$286,662	$308,349	$150,029	$156,090
Investment Income	2,269	3,423	3,847	4,072	3,230	1,744	1,404

Total Revenues	149,059	208,251	254,604	290,734	311,579	151,773	157,494
Expenses
Compensation and Employee Benefits	93,496	132,401	157,925	172,380	203,307	95,227	105,107
Other Operating Expenses	35,081	48,104	64,887	62,407	76,371	34,623	35,187
Amortization of Intangible Assets	17,959	24,256	30,386	32,678	32,908	16,338	10,504
Depreciation	3,186	5,596	8,508	10,221	12,818	6,031	6,516
Interest	12,077	18,888	25,970	25,573	25,497	12,999	9,811
Early Extinguishment of Debt	—	—	—	—	—	—	660

Total Expenses	161,799	229,245	287,676	303,259	350,901	165,218	167,785

Loss From Continuing Operations Before Income Taxes	(12,740)	(20,994)	(33,072)	(12,525)	(39,322)	(13,445)	(10,291)
Income Tax (Benefit) Expense	(2,071)	(4,777)	(9,402)	(2,668)	(4,645)	(2,685)	1,280

Net Loss From Continuing Operations	(10,669)	(16,217)	(23,670)	(9,857)	(34,677)	(10,760)	(11,571)
Loss From Discontinued Operations, Net of Income Taxes(a)	(2,869)	(6,942)	(4,963)	(8,349)	(61,806)	(2,516)	(7,305)
Loss on Early Extinguishment of Debt, Net of Income Tax Benefit(b)	—	—	(1,511)	—	—	—	—

Net Loss	$(13,538)	$(23,159)	$(30,144)	$(18,206)	$(96,483)	$(13,276)	$(18,876)

Reconciliation of Net Loss to Net Loss Available to Common Stockholders:
Net Loss	$(13,538)	$(23,159)	$(30,144)	$(18,206)	$(96,483)	$(13,276)	$(18,876)
Change in Aggregate Liquidation Preference of Preferred Stock	(9,357)	1,921	(16,920)	(21,475)	(21,099)	(10,622)	(11,435)
Change in Redemption Value of Series N Preferred Stock	—	(576)	576	—	(138)	—	—

Net Loss Available to Common Stockholders	$(22,895)	$(21,814)	$(46,488)	$(39,681)	$(117,720)	$(23,898)	$(30,311)

(Table continued on following page)

(Continued from previous page)

	Year ended December 31,					Six Months ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Per Share Data—Basic and Diluted:
Net Loss From Continuing Operations	$(22.17)	$(19.72)	$(53.08)	$(41.56)	$(74.16)	$(28.36)	$(30.51)
Loss From Discontinued Operations, Net of Income Taxes	(3.18)	(9.21)	(6.58)	(11.07)	(81.97)	(3.34)	(9.69)
Loss on Early Extinguishment of Debt, Net of Income Tax Benefit	—	—	(2.00)	—	—	—	—

Net Loss Per Common Share	$(25.35)	$(28.93)	$(61.66)	$(52.63)	$(156.13)	$(31.70)	$(40.20)

	As of December 31,					As of June 30, 2002
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Goodwill, Net	$116,482	$173,582	$188,105	$188,346	$176,793	$183,950
Other Intangible Assets, Net	96,676	135,523	139,059	123,190	105,396	102,640
Total Assets of Continuing Operations	357,310	528,754	538,258	553,106	584,702	571,891
Total Debt of Continuing Operations	154,608	248,503	218,390	230,429	250,036	229,172
Redeemable Preferred Stock(c)	20,387	27,228	28,418	28,590	27,801	27,432
Redeemable Common Stock and Warrants(c)	3,421	5,179	2,894	2,894	4,300	4,300
Total Stockholders’ Equity	66,908	85,533	176,205	159,862	92,370	79,549

(a)
We sold USIA in April 2002. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reflect USIA in our financial statements as a Discontinued Operation. In the fourth quarter of 2001, following the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of,” we reduced the carrying value of USIA’s intangible assets to their estimated fair value. This resulted in an impairment charge of $46.9 million against USIA-related goodwill and expiration rights. For the years ended December 31, 1997, 1998, 1999, 2000 and 2001 and for the six months ended June 30, 2001 and 2002, the loss from discontinued operations is reported net of income tax expense (benefit) of $(2.8) million, $(4.6) million, $0.9 million, $0.3 million, $(4.5) million, $(1.0) million and zero, respectively. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations.”

(b)	For a description of the $1.5 million charge, see footnote (b) under “Summary Consolidated Financial Data.”
(c)	For a description of put rights relating to our preferred stock and our common stock warrants please read “Description of Put Rights.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion generally relates to our consolidated results of operations and financial condition, and should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

General

We generate revenues primarily from:

•	commissions paid by insurance companies;

•	fees paid directly by clients for related Specialized Benefits Services; and

•	interest earned on premiums held prior to remittance to insurance companies.

Commissions we earn on the placement of insurance products other than individual life and individual disability, i.e., P&C, health, group life and group disability insurance, are typically calculated as a percentage, ranging from approximately 3% to 20%, of the annual premium but can be influenced by a number of other factors including the type of insurance and amount of the premium. We recognize commission revenues on the later of the effective date of the policy or the billing date. Installment premiums and related commissions are recorded periodically as billed. Commissions earned from the placement of individual life and individual disability insurance are calculated as a percentage of corresponding premiums and the duration or term of the underlying policies. The majority of commissions from individual life and individual disability insurance sales are earned and recognized during the first year the insurance is placed, with the balance earned and recognized over the following two to ten years. We also often receive contingent commissions from insurance carriers, which are designed to provide us incremental incentive compensation for achieving specified premium volume goals set by carriers and/or the loss experience of the insurance we place with them. Contingent commissions are recorded when we receive data from the insurance companies that allow us to reasonably estimate the amount. Non-commission revenues related to Specialized Benefits Services are generally calculated as a percentage of assets under administration or on an hourly basis.

We have two operating segments: Insurance Brokerage and Specialized Benefits Services. Approximately 83% of our revenues for the year ended December 31, 2001 was derived from our Insurance Brokerage segment. Within this segment, approximately 65% relates to P&C insurance and 35% to group employee benefits insurance. The remaining approximate 17% of our revenues was derived from our Specialized Benefits Services segment. Within this segment, approximately 57% relates to core benefits, 24% to benefits enrollment and communication and 19% to executive and professional benefits.

The majority of our operating expenses relates to Compensation and Employee Benefits, which equated to approximately 65% of revenues in 2001, or 61% giving effect to the Adjustments, which are described below. We refer to the balance of our operating expenses as “Other Operating Expenses,” which includes selling-related expenses, rent, communication expenses and other items. Other Operating Expenses were approximately 25% of total revenues in 2001, or 21% giving effect to the Adjustments.

Historically, our revenues and EBITDA, which we define as Total Revenues less Compensation and Employee Benefits and Other Operating Expenses, for the fourth quarter of the year have been higher relative to the preceding three quarters because a significant portion of commissions and fees earned from our Specialized Benefits Services segment is typically recorded at that time. In addition, we are subject to quarterly earnings fluctuations given the timing of sales of Specialized Benefits Services products.

Primary Financial Measures

The financial measures that we use to evaluate our performance on a consolidated basis are:

•	Total Revenues;

•	EBITDA, which we define as Total Revenues less Compensation and Employee Benefits and Other Operating Expenses;

•	EBITDA Margin, which we define as EBITDA as a percentage of Total Revenues;

•
Adjusted EBITDA, which we define as EBITDA, giving effect to Non-Recurring Revenues, Integration Efforts, Long-Term Incentive Plan and Other Adjustments, which we refer to collectively as the Adjustments. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adjustments” for more information on these items and an explanation of why they are treated as adjustments;

•	Adjusted EBITDA Margin, which we define as EBITDA Margin after giving effect to the Adjustments;

•	Net Income (Loss) from Continuing Operations plus Amortization of Intangible Assets; and

•
Adjusted Net Income (Loss) plus Amortization of Intangible Assets, which we define as Net Income (Loss) from Continuing Operations plus Amortization of Intangible Assets after giving effect to the Adjustments and Early Extinguishment of Debt, both net of related tax benefit and Valuation Allowance on Deferred Tax Assets.

We present EBITDA because we believe that it is a relevant and useful indicator of our operating profitability and our ability to incur and service debt. We present EBITDA Margin because we believe it is a relevant and useful indicator in understanding how we view our operating efficiency. We present Net Income (Loss) from Continuing Operations plus Amortization of Intangible Assets because we believe that it is a relevant and useful indicator in understanding our ability to generate earnings. We present Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income (Loss) plus Amortization of Intangible Assets because they present their respective unadjusted measures on a basis reflecting our present expense structure and ongoing operations.

You should not consider these financial measures as alternatives to other financial measures determined in accordance with accounting principles generally accepted in the United States, which we refer to as GAAP. You should not consider EBITDA or Adjusted EBITDA as an alternative to cash flows from operating activities, investing activities or financing activities as a measure of liquidity. In addition, please note that because not all companies calculate these financial measures similarly, the presentation of these measures in this prospectus is not likely to be comparable to those of other companies. Also, you should not conclude from the presentation of Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income (Loss) plus Amortization of Intangible Assets that the items that result in the Adjustments or similar items will not occur in the future. Additionally, under our existing credit facility we are currently prohibited from paying dividends on or repurchasing shares of our capital stock, with the limited exception of repurchasing shares held by terminated employees.

Industry Conditions

Premium pricing within the P&C insurance industry has historically been cyclical, based on the underwriting capacity of the insurance industry and economic conditions. From 1987 through 1999, the P&C insurance industry was in a “soft market,” which is an insurance market characterized by a period of flat to declining premium rates, which negatively affected commissions earned by insurance brokers. Years of underwriting losses for insurance companies combined with the downward turn in the equity markets caused insurers to increase premium rates starting in mid- to late 2000. Additionally, the insurance industry was affected by the events of September 11, 2001, which resulted in the largest insurance loss in America’s history and accelerated increases in premium rates for particular lines of P&C insurance. The current “hard market,” which is an insurance market characterized by a period of rising premium rates, is, in general, positively affecting commissions earned by insurance brokers. However, the longevity of this cycle cannot be accurately predicted. Premium rates in the health insurance industry, however, have generally realized a consistent upward trend due to increasing health care delivery costs. Our financial results are benefiting from the current hard market, and we believe that future effects on our financial results due to changes in the P&C cycle will be mitigated because a significant portion of our revenues is derived from the placement of non-P&C business.

Acquisitions

Between 1994 and 1999, we pursued an acquisition strategy with a vision of building a national organization capable of distributing a broad range of insurance and financial products and services. The majority of our over 90 acquisitions were completed prior to December 31, 1999. Including these acquisitions, our revenues increased from $10.1 million in 1994 to $254.6 million in 1999.

In most acquisitions, we issued a combination of cash, seller notes and preferred stock. We also structured our acquisition agreements to include contingent purchase price payments, commonly referred to as “earn-outs,” which we treated as adjustments to purchase price and paid in a combination of cash, seller notes and preferred stock and capitalized upon determination. In some cases, acquisitions included annual cash bonuses, which we refer to as “Growth Based Bonuses,” which were payable upon achieving agreed upon performance targets, and are expensed as incurred and are classified in Compensation and Employee Benefits. Effective January 2000, we discontinued the practice of offering Growth Based Bonuses. We incurred $5.7 million, $3.8 million and $2.3 million of Growth Based Bonus Expense in 1999, 2000, and 2001, respectively. We incurred $0.6 million and $1.4 million of Growth Based Bonus Expense for the six month periods ended June 30, 2001 and 2002, respectively. We expect that all of our Growth Based Bonus obligations related to completed acquisitions will expire by December 31, 2004. The Growth Based Bonus expense for the years ending December 31, 2002, 2003 and 2004 is estimated to be $1.8 million (inclusive of the $1.4 million incurred in the first six months of 2002), $0.3 million and $0.1 million, respectively.

Integration Efforts and Other Adjustments

Prior to 1999, we completed limited integration of acquired businesses. However, beginning in late 1999 and through early 2002, we became primarily focused on consolidation and integration efforts and consequently reduced our acquisition activity. This process involved committing significant resources to improving operating and financial reporting standards, standardizing technology platforms, reducing staff headcount and restructuring or terminating select employment agreements. In doing so, we incurred a number of expenses associated with lease terminations, severance, litigation and other items.

Activities related to our integration efforts and other aspects of our business operations resulted in net charges totaling $8.1 million, $(4.1) million, $25.6 million, $4.5 million and $10.3 million for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 and 2002, respectively. These items are further quantified and presented in tabular form below as Adjustments and relate specifically to Non-Recurring Revenues, Integration Efforts resulting from our acquisitions, Long-Term Incentive Plan expense and Other Adjustments. We evaluate our financial results after giving effect to these Adjustments because we believe that doing so allows us to evaluate our business and financial results based on our on-going operating structure. These Adjustments are described more fully under the caption “—Adjustments.”

	Year ended December 31,			Six Months ended June 30,
	1999	2000	2001	2001	2002
	(in thousands)
EBITDA	$31,792	$55,947	$31,901	$21,923	$17,200

Non-Recurring Revenues	—	(8,000)	—	—	—
Integration Efforts	6,585	3,676	14,133	975	5,512
Long-Term Incentive Plan	(777)	250	3,092	—	631
Other Adjustments	2,321	—	8,348	3,525	4,156

Total Adjustments to EBITDA	8,129	(4,074)	25,573	4,500	10,299

Adjusted EBITDA	$39,921	$51,873	$57,474	$26,423	$27,499

EBITDA was $31.8 million, $55.9 million and $31.9 million for the years ended December 31, 1999, 2000 and 2001, respectively. Adjusted EBITDA, which we define as EBITDA after giving effect to the Adjustments noted above, was $39.9 million, $51.9 million and $57.5 million for the same periods, respectively. For the six months ended June 30, 2001 and 2002, EBITDA was $21.9 million and $17.2 million, respectively, and Adjusted EBITDA was $26.4 million and $27.5 million, respectively. We incurred $10.0 million of the $10.3 million of Adjustments for the six months ended June 30, 2002 in the first quarter.

	Year ended December 31,			Six Months ended June 30,
	1999	2000	2001	2001	2002
	(in thousands)
Net Income (Loss) from Continuing Operations plus Amortization of Intangible Assets	$6,716	$22,821	$(1,769)	$5,578	$(1,067)

Adjustments to EBITDA, net of taxes	4,877	(2,444)	15,344	2,700	6,179
Early Extinguishment of Debt, net of taxes	—	—	—	—	396
Valuation Allowance on Deferred Tax Assets	—	—	8,011	—	4,504

	4,877	(2,444)	23,355	2,700	11,079

Adjusted Net Income (Loss) plus Amortization of Intangible Assets	$11,593	$20,377	$21,586	$8,278	$10,012

Net Income (Loss) from Continuing Operations plus Amortization of Intangible Assets was $6.7 million, $22.8 million and $(1.8) million for the years ended December 31, 1999, 2000 and 2001, respectively. Adjusted Net Income (Loss) plus Amortization of Intangible Assets was $11.6 million, $20.4 million and $21.6 million for the same periods, respectively. For the six months ended June 30, 2001 and 2002 Net Income (Loss) from Continuing Operations plus Amortization of Intangible Assets was $5.6 million and $(1.1) million, respectively, and Adjusted Net Income (Loss) plus Amortization of Intangible Assets was $8.3 million and $10.0 million for the same periods, respectively.

Discontinued Operations

In the latter part of 2001, we completed a strategic and financial review of our company and concluded that USIA was no longer core to our mission, vision or strategy. Consequently, in January 2002, we announced our intention to sell USIA and subsequently sold the business in April 2002. The cash proceeds from the disposition of USIA were used to repay a portion of our bank borrowings, seller notes associated with the business and related transaction expenses. USIA is reflected in our financial statements as a Discontinued Operation in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Accordingly, the assets, liabilities and results of operations for USIA have been disaggregated in our financial statements. USIA accounted for $74.8 million of total revenues for the year ended December 31, 2001 and had approximately 1,100 employees. USIA had net losses of $5.0 million, $8.3 million, $61.8 million, $2.5 million and $7.3 million for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 and 2002, respectively. In the fourth quarter of 2001, following the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of,” we recorded an impairment charge of $46.9 million against USIA’s goodwill and expiration rights. The net loss for the six months ended June 30, 2002 includes $3.0 million of selling costs related to the sale of USIA in April 2002. For further detail on the losses incurred at USIA please read Note 16, “Discontinued Operations,” in our annual financial statements, and read Note 5, “Contingencies,” in our six month financial statements included elsewhere in this prospectus under “USIA Litigation Matters—Fireman’s Fund Litigation” and “—Mutual of Omaha Litigation.”

Litigation Costs Related to Discontinued Operations

We incurred $1.5 million, $1.2 million, $2.5 million, $0.5 million and $1.0 million in legal fees and other expenses associated with the defense of claims against us, the pursuit of claims made by us and payment of claims by us relating to USIA for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 and 2002, respectively. These expenses were incurred in connection with litigation matters related to USIA, but are reflected in the results of our corporate segment under Other Operating Expenses, consistent with our accounting practices. We do not consider these expenses reflective of our current and ongoing expense structure.

Results of Operations

The following table summarizes our results of operations as reported in accordance with GAAP and as adjusted for the items discussed under the caption “—Adjustments” below. Our discussion of results of operations also includes a discussion of our results giving effect to the Adjustments.

Adjusted Results are not a substitute for other financial measures determined in accordance with GAAP. Because not all companies calculate these non-GAAP measures in the same fashion, these measures as presented are not likely to be comparable to other similarly titled measures of other companies.

	Year ended December 31,
	1999			2000			2001
	GAAP Results	Adjust- ments(a)	Adjusted Results	GAAP Results	Adjust- ments(a)	Adjusted Results	GAAP Results	Adjust- ments(a)	Adjusted Results
	(in thousands)
Revenues	$254,604	$(2,084)	$252,520	$290,734	$(8,000)	$282,734	$311,579	$—	$311,579
Compensation and Employee Benefits	157,925	(3,735)	154,190	172,380	(3,168)	169,212	203,307	(14,273)	189,034
Other Operating Expenses	64,887	(6,478)	58,409	62,407	(758)	61,649	76,371	(11,300)	65,071

	31,792	8,129	39,921	55,947	(4,074)	51,873	31,901	25,573	57,474

Amortization of Intangible Assets	30,386	—	30,386	32,678	—	32,678	32,908	—	32,908
Depreciation	8,508	—	8,508	10,221	—	10,221	12,818	—	12,818
Interest	25,970	—	25,970	25,573	—	25,573	25,497	—	25,497

Income (Loss) From Continuing Operations Before Income Taxes	(33,072)	8,129	(24,943)	(12,525)	(4,074)	(16,599)	(39,322)	25,573	(13,749)
Income Tax Expense (Benefit)(b)	(9,402)	3,252	(6,150)	(2,668)	(1,630)	(4,298)	(4,645)	2,218	(2,427)

Net Income (Loss) From Continuing Operations	(23,670)	4,877	(18,793)	(9,857)	(2,444)	(12,301)	(34,677)	23,355	(11,322)
Loss From Discontinued Operations, Net of Income Taxes	(4,963)	4,963	—	(8,349)	8,349	—	(61,806)	61,806	—
Loss on Early Extinguishment of Debt, Net of Income Tax Benefit	(1,511)	1,511	—	—	—	—	—	—	—

Net Income (Loss)	$(30,144)	$11,351	(18,793)	$(18,206)	$5,905	(12,301)	$(96,483)	$85,161	(11,322)

Addback:
Amortization of Intangible Assets			30,386			32,678			32,908

Adjusted Net Income (Loss) plus Amortization of Intangible Assets			$11,593			$20,377			$21,586

(a)	As more fully discussed in “—Adjustments.”
(b)
We derive the tax effect of the Adjustments by applying a 40% tax rate to the Adjustments. In addition, we included the valuation allowance recorded in 2001 of $8.0 million against all existing deferred tax assets as an Adjustment to the Income Tax Expense (Benefit) in 2001.

	Six Months ended June 30,
	2001						2002
	GAAP Results		Adjustments(a)		Adjusted Results		GAAP Results	Adjustments(a)		Adjusted Results
	(in thousands)
Revenues		$151,773		$—		$151,773	$157,494		$—	$157,494
Compensation and Employee Benefits		95,227		(3,500)		91,727	105,107		(8,739)	96,368
Other Operating Expenses		34,623		(1,000)		33,623	35,187		(1,560)	33,627

		21,923		4,500		26,423	17,200		10,299	27,499

Amortization of Intangible Assets		16,338	—			16,338	10,504	—		10,504
Depreciation		6,031	—			6,031	6,516	—		6,516
Interest		12,999	—			12,999	9,811	—		9,811
Early Extinguishment of Debt	—		—		—		660		(660)	—

Income (Loss) From Continuing Operations Before Income Taxes		(13,445)		4,500		(8,945)	(10,291)		10,959	668
Income Tax Expense (Benefit)(b)		(2,685)		1,800		(885)	1,280		(120)	1,160

Net Income (Loss) From Continuing Operations		(10,760)		2,700		(8,060)	(11,571)		11,079	(492)
Loss From Discontinued Operations, Net of Income Taxes		(2,516)		2,516		—	(7,305)		7,305	—

Net Income (Loss)		$(13,276)		$5,216		(8,060)	$(18,876)		$18,384	(492)

Addback:
Amortization of Intangible Assets						16,338				10,504

Adjusted Net Income (Loss) plus Amortization of Intangible Assets						$8,278				$10,012

(a)	As more fully discussed in “—Adjustments.”
(b)
We derive the tax effect of the Adjustments by applying a 40% tax rate to the Adjustments. In addition, we included the net valuation allowance recorded in the first six months of 2002 of $4.5 million against all existing deferred tax assets as an Adjustment to the Income Tax Expense (Benefit) in the same period.

Six Months Ended June 30, 2002 Compared with Six Months Ended June 30, 2001

Please read the information under the caption “—Adjustments” below for more detail about the Adjustments.

Revenues.    Revenues increased $5.7 million, or 3.8%, to $157.5 million in the six months ended June 30, 2002 from $151.8 million in the six months ended June 30, 2001. As part of our sales process, we accumulate the annualized impact of new business written versus lost business, referred to as net new, and approximate the annualized impact of premium rate increases on renewed business. For the first six months of 2002, we have experienced positive net new and increased premium rates on renewals. In addition, we generated increased revenues from the sales production of recently hired sales professionals. Offsetting the increase in revenues from new business production, increasing premium rates and additional sales production from recently hired sales professionals in the first six months of 2002 was a $5.2 million reduction in revenues from eliminating low margin business, which contributed $0.6 million of revenues in the first six months of 2002 versus $5.8 million in the first six months of 2001. Additionally, P&C contingent revenues remained constant in the first six months of 2002 as compared to the same period in the prior year. Revenues before these two items increased approximately 8% in the first six months of 2002.

Compensation and Employee Benefits.    Compensation and Employee Benefits increased $9.9 million, or 10.4%, to $105.1 million in the six months ended June 30, 2002 from $95.2 million in the six months ended June 30, 2001. Giving effect to the Adjustments, Compensation and Employee Benefits increased 5.1% in the first six months of 2002. As a percentage of revenues, Compensation and Employee Benefits was 66.7% as compared to 62.7% in the six months ended June 30, 2002 and 2001, respectively, primarily due to the items described in the Adjustments. Giving effect to the Adjustments, Compensation and Employee Benefits as a percentage of revenues was 61.2% as compared to 60.4% in the six months ended June 30, 2002 and 2001, respectively. The increase in the percentage is due primarily to an investment of $1.3 million of compensation related to the expansion of our sales distribution capability and an increase in Growth Based Bonus expense of $0.8 million period over period. In an effort to reduce compensation expense, we terminated 32 employees and renegotiated compensation arrangements for four sales professionals during the first quarter of 2002.

Other Operating Expenses.    Other Operating Expenses increased $0.6 million, or 1.6%, to $35.2 million in the six months ended June 30, 2002 from $34.6 million in the six months ended June 30, 2001. Giving effect to the Adjustments, Other Operating Expenses remained constant in the first six months of 2002 over the same period in the prior year. As a percentage of revenues, Other Operating Expenses were 22.3% as compared to 22.8% in the six months ended June 30, 2002 and 2001, respectively. Giving effect to the Adjustments, Other Operating Expenses as a percentage of revenues were 21.4% as compared to 22.2%, in the six months ended June 30, 2002 and 2001, respectively.

Net Loss From Continuing Operations.    Net Loss From Continuing Operations increased $0.8 million to $11.6 million in the six months ended June 30, 2002 from $10.8 million in the six months ended June 30, 2001, primarily due to the items described in the Adjustments offset by a decrease in amortization of goodwill due to our adoption of SFAS No. 142. Please read—“New Accounting Pronouncements” below. Despite having a pre-tax loss for the six months ended June 30, 2002, we recorded an income tax expense of $1.3 million because of a $4.5 million tax valuation allowance recorded against our net deferred tax assets as of June 30, 2002. In accordance with GAAP, a deferred tax asset valuation allowance must be established to the extent it is more likely than not that an entity will not fully realize the deferred tax asset in the near future. The effective tax rate from continuing operations for the six months ended June 30, 2002 was 12.4% compared to (20.0)% for the six months ended June 30, 2001. The increase in the effective tax rate resulted from the addition to the valuation allowance in the first six months of 2002.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Please read the information under the caption “—Adjustments” below for more detail about the Adjustments.

Revenues.    Revenues increased $20.8 million, or 7.2%, to $311.6 million in 2001 from $290.7 million in 2000. The increase was primarily due to a combination of new business production and increasing premium rates. Excluding the effect of businesses acquired and giving effect to the Adjustments, revenues increased approximately 9% in 2001.

Compensation and Employee Benefits.    Compensation and Employee Benefits increased $30.9 million, or 17.9%, to $203.3 million in 2001 from $172.4 million in 2000. Giving effect to the Adjustments, Compensation and Employee Benefits increased 11.7% in 2001, primarily as a result of the increase in revenues. As a percentage of revenues, Compensation and Employee Benefits were 65.3% in 2001 as compared to 59.3% in 2000, primarily due to the items described in the Adjustments. Giving effect to the Adjustments, Compensation and Employee Benefits as a percentage of revenues were 60.7% in 2001 as compared to 59.8% in 2000. In an effort to reduce compensation expense, we terminated 96 employees and renegotiated compensation arrangements for 29 sales professionals during the fourth quarter of 2001.

Other Operating Expenses.    Other Operating Expenses increased $14.0 million, or 22.4%, to $76.4 million in 2001 from $62.4 million in 2000. Giving effect to the Adjustments, Other Operating Expenses increased 5.6% in 2001. As a percentage of revenues, Other Operating Expenses were 24.5% in 2001 as compared to 21.5% in 2000, primarily due to the items described in the Adjustments. Giving effect to the Adjustments to revenues and Other Operating Expenses, Other Operating Expenses as a percentage of revenues were 20.9% in 2001 as compared to 21.8% in 2000.

Net Loss From Continuing Operations.    Net Loss From Continuing Operations increased $24.8 million to $34.7 million in 2001 from $9.9 million in 2000, primarily due to the items described in the Adjustments. This was partially offset by an increase in the Income Tax Benefit of $2.0 million. The Income Tax Benefit recorded in 2001 was reduced by the accrual of a $8.0 million tax valuation allowance against our net deferred tax assets recorded in 2001. In accordance with GAAP, a deferred tax asset valuation allowance must be established to the extent it is more likely than not that an entity will not fully realize the deferred tax asset in the near future. The effective tax rate from continuing operations in 2001 was (11.8)% compared to (21.3)% in 2000. The decrease in the effective tax rate and corresponding reduced benefit in 2001 resulted from the establishment of the valuation allowance in 2001 offset by a reduction in permanent differences relating to non-deductible goodwill and state income taxes.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

Revenues.    Revenues increased $36.1 million, or 14.2%, to $290.7 million in 2000 from $254.6 million in 1999. The increase was primarily due to a combination of net new business production, revenues from acquired businesses and Non-Recurring Revenues. Excluding the effect of businesses acquired and giving effect to the Adjustments, revenues increased approximately 9% in 2000.

Compensation and Employee Benefits.    Compensation and Employee Benefits increased $14.5 million, or 9.2%, to $172.4 million in 2000 from $157.9 million in 1999 primarily as a result of the increase in revenues. Giving effect to the Adjustments, Compensation and Employee Benefits increased 9.7% in 2000. As a percentage of revenues, Compensation and Employee Benefits were 59.3% in 2000 as compared to 62.0% in 1999. The decrease is primarily due to a $1.9 million decrease in Growth Based Bonus expense which was $5.7 million in 1999 and $3.8 million in 2000. Giving effect to the Adjustments to revenues and Compensation and Employee Benefits, Compensation and Employee Benefits as a percentage of revenues were 59.8% in 2000 as compared to 61.1% in 1999.

Other Operating Expenses.    Other Operating Expenses decreased $2.5 million, or 3.8%, to $62.4 million in 2000 from $64.9 million in 1999. Giving effect to the Adjustments, Other Operating Expenses increased 5.5% in 2000. As a percentage of revenues, Other Operating Expenses were 21.5% in 2000 as compared to 25.5% in 1999, primarily as a result of the items described in the Adjustments. Giving effect to the Adjustments to revenues and Other Operating Expenses, Other Operating Expenses as a percentage of revenues were 21.8% in 2000 as compared to 23.1% in 1999.

Net Loss From Continuing Operations.    Net Loss From Continuing Operations was $9.9 million in 2000 compared to $23.7 million in 1999. Non-Recurring Revenues recorded in 2000, partially offset by a decrease in the Income Tax Benefit of $6.7 million, contributed to the improvement in Net Loss From Continuing Operations. The effective tax rate from continuing operations in 2000 was (21.3)% compared to (28.4)% in 1999. The decrease in the effective tax rate and corresponding reduced benefit in 2000 resulted from permanent differences relating to non-deductible goodwill.

Our Segments

We have three reporting segments: Insurance Brokerage, Specialized Benefits Services and Corporate.

The Insurance Brokerage segment offers:

•	General and specialty property and casualty insurance, which we refer to as P&C insurance; and

•	Individual and group health, life and disability insurance, which we refer to as Group Employee Benefits insurance.

The Specialized Benefits Services segment offers:

•	Core benefits (health and welfare);

•	Benefits enrollment and communication; and

•	Executive and professional benefits.

We evaluate segment performance based on revenues, EBITDA and EBITDA margin and when we believe appropriate, Adjusted revenues, Adjusted EBITDA and Adjusted EBITDA margin. In our discussion for the years ended December 31, 1999, 2000 and 2001 and the six months ended June 30, 2001 and 2002, comparisons are made utilizing Adjusted revenues, Adjusted EBITDA and Adjusted EBITDA margins. Given the occurrence of Adjustments in the periods presented we believe these measurements are relevant and useful indicators which allow us to view our operating efficiency based on our present expense structure and ongoing operations. Adjusted revenues, EBITDA and Adjusted EBITDA are not substitutes for other financial measures determined in accordance with GAAP. Because not all companies calculate these non-GAAP measures in the same fashion, these measures as presented are not likely to be comparable to other similarly titled measures of other companies.

Insurance Brokerage

	Year ended December 31,
	1999			2000			2001
	Segment Results	Adjust- ments	Adjusted Segment Results	Segment Results	Adjust- ments	Adjusted Segment Results	Segment Results	Adjust- ments	Adjusted Segment Results
	(in thousands, except for percentages)
Revenue:
Property & Casualty	$136,824	$(2,084)	$134,740	$150,599	$—	$150,599	$167,276	$—	$167,276
Group Employee Benefits	78,890	—	78,890	89,666	—	89,666	90,818	—	90,818

Total Revenues	215,714	(2,084)	213,630	240,265	—	240,265	258,094	—	258,094
Compensation and Employee Benefits	131,103	(4,512)	126,591	142,925	(1,506)	141,419	162,142	(6,990)	155,152
Other Operating Expenses	45,766	(4,156)	41,610	45,112	(511)	44,601	51,987	(9,275)	42,712

EBITDA	$38,845	$6,584	$45,429	$52,228	$2,017	$54,245	$43,965	$16,265	$60,230

EBITDA Margin	18.0%	—	21.3%	21.7%	—	22.6%	17.0%	—	23.3%
Income (Loss) From Continuing Operations Before Income Taxes	$1,566			$16,777			$7,150

	Six Months ended June 30,
	2001			2002
	Segment Results	Adjust- ments	Adjusted Segment Results	Segment Results	Adjust- ments	Adjusted Segment Results
	(in thousands, except for percentages)
Revenue:
Property & Casualty	$83,772	$—	$83,772	$89,844	$—	$89,844
Group Employee Benefits	46,632	—	46,632	44,852	—	44,852

Total Revenues	130,404	—	130,404	134,696	—	134,696
Compensation and Employee Benefits	75,767	—	75,767	84,174	(4,449)	79,725
Other Operating Expenses	24,418	(975)	23,443	22,920	(190)	22,730

EBITDA	$30,219	$975	$31,194	$27,602	$4,639	$32,241

EBITDA Margin	23.2%	—	23.9%	20.5%	—	23.9%
Income (Loss) From Continuing Operations Before Income Taxes	$12,294			$13,983

Comparison of Six Months Ended June 30, 2001 and 2002

The Insurance Brokerage segment adjusted results reflect the following Adjustments: (i) $1.0 million and $4.5 million in the six months ended June 30, 2001 and 2002, respectively, related to Integration Efforts; and (ii) $0.1 million in the six months ended June 30, 2002 related to Other Adjustments.

Revenues increased 3.3% in the Insurance Brokerage Segment for the six months ended June 30, 2002 due to net new business production, increasing premium rates and additional sales production from recently hired sales professionals. Offsetting the increase in revenues in the first six months of 2002 was a $5.2 million reduction in revenues from terminating low margin business, which contributed $0.6 million of revenues in the first six months of 2002 versus $5.8 million in the first six months of 2001. Insurance Brokerage revenues before this item increased approximately 8% in the first six months of 2002. Property & Casualty revenues represented 55.2% and 57.0% of our total consolidated revenues in the six months ended June 30, 2001 and 2002, respectively, and Group Employee Benefits revenues represented 30.7% and 28.5% of our total consolidated revenues in the six months ended June 30, 2001 and 2002, respectively.

EBITDA in the Insurance Brokerage segment decreased $2.6 million, or 8.7%, to $27.6 million in the six months ended June 30, 2002 from $30.2 million in the six months ended June 30, 2001. EBITDA Margin in the Insurance Brokerage segment decreased to 20.5% in the six months ended June 30, 2002 from 23.2% in the six months ended June 30, 2001. Giving effect to the Adjustments, EBITDA and EBITDA Margin were $32.2 million and 23.9% for the six months ended June 30, 2002 and $31.2 million and 23.9% for the six months ended June 30, 2001. EBITDA and EBITDA margin for the six months ended June 30, 2002 were negatively impacted by $1.3 million of compensation expense related to new sales professionals and related support staff and an increase in Growth Based Bonus expense of $0.6 million in the first six months of 2002 to $0.9 million from $0.3 million in the six months ended June 30, 2001.

Income From Continuing Operations Before Income Taxes in the Insurance Brokerage segment increased $1.7 million, or 13.7%, to $14.0 million in the six months ended June 30, 2002 from $12.3 million in the six months ended June 30, 2001. The increase was due to a decrease in amortization of goodwill due to our adoption of SFAS No. 142. Please read “—New Accounting Pronouncements” below.

Comparisons for Years Ended December 31, 1999, 2000 and 2001

The Insurance Brokerage segment adjusted results reflect the following Adjustments: (i) $6.6 million, $2.0 million and $13.5 million in years 1999, 2000 and 2001, respectively, related to Integration Efforts and (ii) $2.8 million in 2001 related to Other Adjustments.

Revenues increased 7.4% and 11.4% in 2001 and 2000, respectively, in the Insurance Brokerage segment. Excluding the effect of businesses acquired and the Adjustments, revenues in the Insurance Brokerage segment increased approximately 7% and 10% in 2001 and 2000, respectively. Property & Casualty revenues represented 53.7%, 51.8% and 53.7% of our total consolidated revenues in 1999, 2000 and 2001, respectively, and Group Employee Benefits revenues represented 31.0%, 30.8% and 29.2% of our total consolidated revenues in 1999, 2000 and 2001, respectively. Giving effect to the Adjustments, Property & Casualty revenues represented 53.4%, 53.3% and 53.7% of our total consolidated revenues in 1999, 2000 and 2001, respectively, and Group Employee Benefits revenues represented 31.2%, 31.7% and 29.2% of our total consolidated revenues in 1999, 2000 and 2001, respectively.

EBITDA in the Insurance Brokerage segment decreased $8.3 million or 15.8% to $44.0 million in 2001 from $52.2 million in 2000 and increased $13.4 million or 34.5% in 2000 from $38.8 million in 1999. EBITDA Margin in the Insurance Brokerage segment was 18.0%, 21.7% and 17.0% in 1999, 2000 and 2001, respectively. Giving effect to the Adjustments, EBITDA and EBITDA Margin in the Insurance Brokerage segment were $45.4 million and 21.3%, $54.2 million and 22.6% and $60.2 million and 23.3% in 1999, 2000 and 2001, respectively. The increase in EBITDA and EBITDA Margin is due to decreased Other Operating Expenses as a percent of revenues. Additionally, Growth Based Bonus expense decreased to $1.9 million in 2001 from $4.0 million in 1999.

Income From Continuing Operations Before Income Taxes in the Insurance Brokerage segment was $1.6 million, $16.8 million and $7.2 million for the years ended December 31, 1999, 2000 and 2001, respectively. The increase in income is due to the decrease in Other Operating Expenses as a percent of revenues and the decrease in interest expense on seller notes related to Acquisitions.

Specialized Benefits Services

	Year ended December 31,
	1999			2000			2001
	Segment Results	Adjust- ments	Adjusted Segment Results	Segment Results	Adjust- ments	Adjusted Segment Results	Segment Results	Adjust- ments	Adjusted Segment Results
	(in thousands, except for percentages)
Revenues	$38,474	$—	$38,474	$49,645	$(8,000)	$41,645	$53,042	$—	$53,042
Compensation and Employee Benefits	20,038	—	20,038	21,787	(732)	21,055	27,472	(435)	27,037
Other Operating Expenses	7,366	—	7,366	9,075	—	9,075	12,671	(1,225)	11,446

EBITDA	$11,070	$—	$11,070	$18,783	$(7,268)	$11,515	$12,899	$1,660	$14,559

EBITDA Margin	28.8%	—	28.8%	37.8%	—	27.7%	24.3%	—	27.4%

Income (Loss) From Continuing Operations Before Income Taxes	$4,102			$12,342			$4,997

	Six Months ended June 30,
	2001			2002
	Segment Results	Adjust- ments	Adjusted Segment Results	Segment Results	Adjust- ments	Adjusted Segment Results
	(in thousands, except for percentages)
Revenues	$21,143	$—	$21,143	$22,408	$—	$22,408
Compensation and Employee Benefits	12,251	—	12,251	13,288	(113)	13,175
Other Operating Expenses	5,245	—	5,245	6,768	(990)	5,778

EBITDA	$3,647	$—	$3,647	$2,352	$1,103	$3,455

EBITDA Margin	17.2%	—	17.2%	10.5%	—	15.4%

Income (Loss) From Continuing Operations Before Income Taxes	$142			$(1,429)

Comparison of Six Months Ended June 30, 2001 and 2002

The Specialized Benefits Services segment adjusted results reflect the following Adjustments: (i) $0.1 million in the six months ended June 30, 2002 related to Integration Efforts and (ii) $1.0 million in the six months ended June 30, 2002 related to Other Adjustments.

Specialized Benefits Services revenues increased $1.3 million, or 6.0%, to $22.4 million in the six months ended June 30, 2002 from $21.1 million in the six months ended June 30, 2001. The increase in revenues is primarily due to increased benefits enrollment and communication product sales. Specialized Benefits Services revenues represented 13.9% and 14.2% of total consolidated revenues for the six months ended June 30, 2001 and 2002, respectively.

EBITDA in the Specialized Benefits Services segment decreased $1.3 million to $2.4 million in the six months ended June 30, 2002 from $3.6 million in the six months ended June 30, 2001. EBITDA Margin in the Specialized Benefits Services segment decreased to 10.5% in the six months ended June 30, 2002 from 17.2% in the six months ended June 30, 2001. Giving effect to the Adjustments, EBITDA and EBITDA Margin in the Specialized Benefits Services segment decreased to $3.5 million and 15.4% in the six months ended June 30, 2002 from $3.6 million and 17.2% in the six months ended June 30, 2001. EBITDA and EBITDA Margin for the six months ended June 30, 2002 were negatively impacted primarily by the increase in Growth Based Bonus expense of $0.5 million to $0.5 million in the first six months of 2002 from zero in the first six months of 2001.

Income (Loss) From Continuing Operations Before Income Taxes in the Specialized Benefits Services segment decreased $1.6 million to ($1.4) million in the six months ended June 30, 2002 from $0.1 million in the six months ended June 30, 2001 primarily due to the increase in Growth Based Bonus expense in the first six months of 2002.

Comparisons for Years Ended December 31, 1999, 2000 and 2001

The Specialized Benefits Services segment adjusted results above reflect the following Adjustments: (i) $8.0 million in year 2000 related to Non-Recurring Revenues; (ii) $0.7 million and $0.5 million in years 2000 and 2001, respectively, related to Integration Efforts; and (iii) $1.2 million in 2001 related to Other Adjustments.

Specialized Benefits Services revenues increased $3.4 million, or 6.8%, to $53.0 million in 2001 and $11.2 million, or 29.0%, to $49.6 million in 2000. Excluding the effect of businesses acquired and the Adjustments, revenues increased approximately 15% and 5% in 2001 and 2000, respectively, in the Specialized Benefits Services segment. Specialized Benefit Services revenues represented 15.1%, 17.1% and 17.0% of our total consolidated revenues in 1999, 2000 and 2001, respectively. Giving effect to the Adjustments, Specialized Benefit Services revenues represented 15.2%, 14.7% and 17.0% of our total consolidated revenues in 1999, 2000 and 2001, respectively.

EBITDA in the Specialized Benefits Services segment decreased $5.9 million, or 31.3%, to $12.9 million in 2001 from $18.8 million in 2000 and increased $7.7 million, or 69.7%, to $18.8 million in 2000 from $11.1 million in 1999. EBITDA Margin in the Specialized Benefits Services segment was 28.8%, 37.8% and 24.3% in 1999, 2000 and 2001, respectively. Giving effect to the Adjustments, EBITDA and EBITDA Margin in the Specialized Benefits Services segment were $11.1 million and 28.8%, $11.5 million and 27.7% and $14.6 million and 27.4% in 1999, 2000 and 2001, respectively. The reduction in EBITDA and EBITDA Margin in the Specialized Benefits Services segment over the last three years is primarily due to expenses incurred to expand our sales distribution capability. Conversely, Growth Based Bonus expense decreased from $1.8 million in 1999 to $0.4 million in 2001.

Income From Continuing Operations Before Income Taxes in the Specialized Benefit Services Segment was $4.1 million, $12.3 million and $5.0 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Corporate

	Year ended December 31,
	1999			2000			2001
	Segment Results	Adjust- ments	Adjusted Segment Results	Segment Results	Adjust- ments	Adjusted Segment Results	Segment Results	Adjust- ments	Adjusted Segment Results
	(in thousands, except for percentages)
Revenues	$416	$—	$416	$824	$—	$824	$443	$—	$443
Compensation and Employee Benefits	6,784	777	7,561	7,668	(930)	6,738	13,693	(6,848)	6,845
Other Operating Expenses	11,755	(2,322)	9,433	8,220	(247)	7,973	11,713	(800)	10,913

EBITDA	$(18,123)	$1,545	$(16,578)	$(15,064)	$1,177	$(13,887)	$(24,963)	$7,648	$(17,315)

Percentage of Revenues	(7.1)%	—	(6.6)%	(5.2)%	—	(4.9)%	(8.0)%	—	(5.6)%

Income (Loss) From Continuing Operations Before Income Taxes	$(38,740)			$(41,644)			$(51,469)

	Six Months ended June 30,
	2001			2002
	Segment Results	Adjust- ments	Adjusted Segment Results	Segment Results	Adjust- ments	Adjusted Segment Results
	(in thousands, except for percentages)
Revenues	$226	$—	$226	$390	$—	$390
Compensation and Employee Benefits	7,209	(3,500)	3,709	7,645	(4,177)	3,468
Other Operating Expenses	4,960	(25)	4,935	5,499	(380)	5,119

EBITDA	$(11,943)	$3,525	$(8,418)	$(12,754)	$4,557	$(8,197)

Percentage of Revenues	(7.9)%	—	(5.5)%	(8.1)%	—	(5.2)%

Income (Loss) From Continuing Operations Before Income Taxes	$(25,881)			$(22,845)

Comparison of Six Months Ended June 30, 2001 and 2002

The Corporate segment adjusted results above reflect the following Adjustments: (i) $0.9 million in the six months ended June 30, 2002 related to Integration Efforts; (ii) $0.6 million in the six months ended June 30, 2002 related to the Long-Term Incentive Plan; and (iii) $3.5 million and $3.1 million in the six months ended June 30, 2001 and 2002, respectively, related to Other Adjustments.

Revenues at the Corporate segment represent interest income. Net Corporate expenses were $11.9 million and $12.8 million in the six months ended June 30, 2001 and 2002, respectively. As a percentage of total consolidated revenues, net Corporate expenses were 7.9% and 8.1% in the six months ended June 30, 2001 and 2002, respectively. Included in net Corporate expenses is $0.5 million and $1.0 million for the six months ended June 30, 2001 and 2002, respectively, in legal fees and other expenses associated with the defense of claims against us, the pursuit of claims made by us and payment of claims by us relating to USIA, a discontinued operation. As these expenses were incurred by our Corporate segment in connection with litigation matters related to USIA, we do not consider these expenses reflective of our current expense structure. Giving effect to the Adjustments and the legal fees discussed above, net Corporate expenses were $7.9 million and $7.2 million for the six months ended June 30, 2001 and 2002, respectively, and as a percentage of total consolidated revenues, net Corporate expenses were 5.2% and 4.6% in the six months ended June 30, 2001 and 2002, respectively.

Net Loss From Continuing Operations in the Corporate segment was $25.9 million and $22.8 million for the six months ended June 30, 2001 and 2002, respectively. The decrease is primarily as a result of a $3.2 million decrease in interest expense as a result of lower interest rates in 2002 versus 2001 and the reduction in debt outstanding for the same period year over year.

Comparisons for Years Ended December 31, 1999, 2000 and 2001

The Corporate segment adjusted results above reflect the following Adjustments: (i) $0.9 million and $0.3 million in years 2000 and 2001, respectively, related to Integration Efforts; (ii) $(0.8) million, $0.3 million and $3.1 million in years 1999, 2000 and 2001, respectively, related to the Long-Term Incentive Plan; and (iii) $2.3 million and $4.3 million in years 1999 and 2001, respectively, related to Other Adjustments.

Revenues at the Corporate segment represent interest income. Net Corporate expenses were $18.1 million, $15.1 million and $25.0 million in 1999, 2000 and 2001, respectively. As a percentage of total consolidated revenues, net Corporate expenses were 7.1%, 5.2% and 8.0% in 1999, 2000 and 2001, respectively. Included in net Corporate expenses is $1.5 million, $1.2 million and $2.5 million in 1999, 2000 and 2001, respectively, in legal fees and other expenses associated with the defense of claims against us, the pursuit of claims made by us and payment of claims by us relating to USIA. Giving effect to the Adjustments and the legal fees discussed above, net Corporate expenses were $15.1 million, $12.7 million and $14.8 million in 1999, 2000 and 2001, respectively, and as a percentage of total consolidated revenues, net Corporate expenses were 6.0%, 4.5% and 4.7% in 1999, 2000 and 2001, respectively.

Net Loss From Continuing Operations in the Corporate segment was $38.7 million, $41.6 million and $51.5 million in 1999, 2000 and 2001, respectively. The increase in 2000 versus 1999 is primarily as a result of a $4.2 million increase in interest expense as a result of an increase in debt outstanding. The increase in 2001 versus 2000 is primarily a result of the Adjustments.

Adjustments

Our discussion in “—Results of Operations” above reflects adjustments of $8.1 million, $(4.1) million, $25.6 million, $4.5 million and $10.3 million for the years ended December 31, 1999, 2000 and 2001 and the six months ended June 30, 2001 and 2002, respectively. The Adjustments relate to Non-Recurring Revenues, Integration Efforts resulting from our acquisitions, expenses recorded as part of our Long-Term Incentive Plan, and Other Adjustments. We have made these adjustments because we believe that doing so allows us to evaluate our business and financial results based on our on-going operating structure.

	Year ended December 31,			Six Months ended June 30,
	1999	2000	2001	2001	2002
	(in thousands)
Non-Recurring Revenues	$—	$(8,000)	$—	$—	$—
Integration Efforts
Revenues	(2,084)	—	—	—	—
Compensation and Employee Benefits	4,513	2,918	7,680	—	5,396
Other Operating Expenses	4,156	758	6,453	975	116

Total Integration Efforts	6,585	3,676	14,133	975	5,512
Long-Term Incentive Plan (Compensation and Employee Benefits)	(777)	250	3,092	—	631
Other Adjustments
Compensation and Employee Benefits	—	—	3,500	3,500	2,711
Other Operating Expenses	2,321	—	4,848	25	1,445

Total Other Adjustments	2,321	—	8,348	3,525	4,156

Total Adjustments to EBITDA	$8,129	$(4,074)	$25,573	$4,500	$10,299

Non-Recurring Revenues

In 2000, we received Non-Recurring Revenues of $8.0 million paid to our Specialized Benefits Services segment. $5.0 million of the non-recurring revenues relate to a one-time management consulting fee. As we are not in the business of management consulting and we do not expect that this sort of consulting services agreement will occur again, we consider these revenues to be non-recurring. $3.0 million of the non-recurring revenues were paid by an insurance carrier primarily for acquisition related and other services provided to consummate our acquisition of one of the insurance carrier’s independent distributors. We do not expect to receive a fee for the performance of these types of services in the future. Accordingly, we consider this payment non-recurring.

Integration Efforts

Upon completion of the majority of our acquisitions, we undertook initiatives to determine the following: (i) positions within the organization that could be eliminated without resulting in loss of revenues or detriment to service; (ii) sales professionals contracts that should be renegotiated because they were in excess of our standard compensation practices; and (iii) accretive benefits that could be derived from the early termination of lease commitments. Upon completion of the analysis for 1999, 2000 and 2001 and the first quarter of 2002, we reduced our employee headcount by 15, 11, 96 and 32, respectively, who were given various levels of severance depending on their length of service with us. This process resulted in severance charges of $0.7 million, $2.9 million, $4.7 million and $3.6 million in 1999, 2000 and 2001 and in the first quarter of 2002, respectively. In addition, in 2001 and in the first quarter of 2002, we renegotiated the compensation arrangements of 29 sales professionals and four sales professionals, respectively, whose compensation arrangements were in excess of our standard compensation practices. The renegotiation of these contracts resulted in an expense of $3.0 million in 2001 and $1.8 million in the first quarter of 2002. Finally, in 2000, 2001 and in the first quarter of 2002, we terminated lease arrangements at four, eight and one location, respectively. The early termination of lease commitments resulted in charges of $0.5 million, $1.9 million and $0.1 million in 2000 and 2001, and in the first quarter of 2002, respectively. Additionally, in 2000, $0.3 million in claims expense was recorded.

In the fourth quarter of 2001, we reorganized an administrative affinity group marketing operation, included as part of the insurance brokerage segment, after it lost its principal revenue source, commissions and fees generated from the sale of retiree military supplemental medical insurance. This source of revenue was negatively impacted by federal legislation that changed the retiree military medical insurance program. This operation was reorganized into three distinct units. Two of the three units were transferred to then existing operations. Operations at the third unit were terminated. This decision resulted in a write-off of receivables of $2.4 million and a write-off of other assets of $0.8 million for a total charge of $3.2 million in the fourth quarter of 2001.

In 1999, we sold a brokerage operation that generated revenues from commissions and fees on the sale of life insurance products primarily through third-party agents, which we call wholesale distribution. The wholesale distribution strategy of this operation did not fit with our current focus on retail distribution; as a result, we sold the operation to the former owners of that operation and recorded a loss of $3.2 million on the sale of the business. Included in the consideration received for the operation was a note receivable based on a future revenue sharing arrangement. Upon review of the current and future revenue streams generated and to be generated from the sold brokerage operation, we determined that the note was impaired by $1.4 million. The note receivable, originally issued for $1.5 million, was written down by $1.0 million in the second quarter of 2001, written down by $0.3 million in the fourth quarter of 2001 and written down by $0.1 million in the first quarter of 2002. In 1999, the operation had $2.1 million of revenues, $2.8 million of Compensation and Employee Benefits and $0.9 million of Other Operating Expense. These amounts have been included in the Adjustments to the 1999 GAAP results reflected in the Results of Operations Table to derive Adjusted Results.

In 1999, in connection with the realignment of a brokerage reporting unit, we made a one-time payment to an executive of the realigned company in order to terminate a bonus arrangement. We recorded a charge of $1.0 million in the fourth quarter of 1999.

Long-Term Incentive Plan

In 1995, we adopted a Long-Term Incentive Plan to provide a means to attract, retain and motivate employees. As part of the Long-Term Incentive Plan we issued SARs. SARs generally vest over a five-year period, although accelerated vesting is possible under specified circumstances. Upon exercise of a SAR, the holder is entitled to receive, in cash, the excess of the fair market value per share of our common stock on the date of exercise over the grant price of the SAR. The valuation of SARs is based on the estimated fair value of a share of our common stock. In accordance with GAAP, compensation expense for SARs is recorded over the vesting period based on the change in fair value from grant date to each balance sheet date. We recorded SAR-related compensation expense of $(0.8) million, $0.3 million, $3.1 million and $0.6 million in 1999, 2000 and 2001 and in the first six months of 2002, respectively. Upon the consummation of this offering, the Long-Term Incentive Plan will be terminated and replaced with the 2002 Equity Incentive Plan. Also, soon after the consummation of this offering, we intend to make an offer to exchange outstanding SARs that are held by current employees and consultants for stock options or stock under our 2002 Equity Incentive Plan. As individual SAR holders agree to exchange their SARs for stock options, the number of options that each individual employee is entitled to receive and the option exercise price, will be known. In accordance with GAAP, this type of stock compensation plan is accounted for as a fixed plan, and compensation expense is measured by the difference between the quoted market price and the price, if any, to be paid by the employee. The corresponding accrual for SAR-related compensation expense will be reversed and will offset any compensation expense that will be recognized upon the conversion to a stock option. Upon the consummation of the exchange of all SARs for options or stock, no further expense will be recognized under the 2002 Equity Incentive Plan in connection with the exchange. Please read “Risk Factors—Risks Relating to Our Company—SARs remaining after consummation of this offering could negatively affect our financial results.”

Other Adjustments

In January 2002, Bernard H. Mizel retired as our chairman and chief executive officer. David L. Eslick, who has been president and chief operating officer since July 1998, succeeded Mr. Mizel. In the first quarter of 2002, we recorded a charge of $2.8 million related to the retirement.

In the first quarter of 2002, we accrued $0.3 million related to the Royal Indemnity Company Claim. Please read Note 14 and Note 5, “Contingencies,” in our annual and six month financial statements, respectively, included elsewhere in this prospectus under “Royal Indemnity Company Claim.”

In 2000, in an effort to provide a simplified and common medical and dental insurance program to our employees,we decided to consolidate our insurance program into one self-insured medical and dental plan. Prior to this plan, many of our acquired businesses had purchased their medical insurance on an individual basis. These medical contracts were placed with a number of a different regional and/or national insurance companies principally on a fully insured basis. These insurance brokerage businesses had an employment size that placed them into the insurance carriers “community rated” programs. Community rated programs are for businesses that do not have a sufficient employee size, generally less than 100 employees, for the insurance carriers to evaluate their claim history and, therefore, the rate history on an individual basis. In accordance with GAAP, we are required to establish a liability for incurred but not yet reported claims. Since the prior insurance carriers categorized these acquired businesses as community rated, they could not provide us with historical claims information. Therefore, we could not reasonably estimate this liability at the end of 2000. Our historical experience indicates that our average monthly claims are approximately $1.0 million and the lag in reporting claims is approximately three and one-half months. In the first quarter of 2001, we recorded a $3.5 million charge to establish this self-insurance plan liability. We have purchased a specific and aggregate insurance policy to minimize our future exposure.

In 2001, we were notified by several insurance carriers that differences existed between insurance coverages placed and the corresponding premiums remitted. After a comprehensive review, we determined that in prior periods coverage had been placed with the carriers without the establishment of the corresponding receivable from the client and payable to the carriers on the general ledger. Thus, after obtaining the necessary information from the carriers in 2001, we were able to reasonably estimate and record the corresponding payables and receivables, net of commission revenues. As the receivables related to the years 1997 through 2001 and collection would entail pursuing numerous former clients, we determined in the fourth quarter of 2001 that the collection of these receivables was remote. In accordance with GAAP, since the collection of the receivables was highly uncertain and the amount of the loss was known, we wrote off the $2.8 million receivables in the fourth quarter of 2001. We have since strengthened our internal controls and systems to minimize the risk of similar discrepancies occurring in subsequent periods.

In December 2001, we entered into a services agreement with Ceridian. Please read “Related Party Transactions.” The agreement stipulates that Ceridian will provide administrative services to our customers and us. We estimate that the conversion cost associated with this service agreement will be $1.2 million and we have accrued this amount in the fourth quarter of 2001. In March 2002, the original service agreement was amended due to our announcement to sell USIA. Please read “—Discontinued Operations” above. The amendment eliminated USIA as a party to the service agreement, which resulted in the accrual of an additional $1.0 million in the first quarter of 2002.

In 2000, we entered into an agreement with a company, which agreement was terminated by mutual consent in the fourth quarter of 2001, resulting in an accrual of $0.8 million.

In August 1999, we wrote off $2.0 million in costs related to a subordinated note offering which we did not complete due to market conditions. Additionally, in 1999, we wrote down the value of an investment, resulting in a $0.3 million charge.

Liquidity and Capital Resources

Our debt consists of the following:

	As of December 31, 2001	As of June 30, 2002
	(in thousands)
Existing Credit Facility:
Term loan	$112,500	$91,570
Revolving credit facility	73,475	73,475
Other Debt:
Notes issued in connection with acquisitions, due various dates through 2007	42,178	43,963
CNA Pro Finite Risk Policy	7,570	6,074
Zurich term loan	3,000	3,000
Other long-term debt, including capital leases	11,313	11,090

Total debt	250,036	229,172
Current portion of long-term debt	(37,086)	(40,319)

Long-term debt	$212,950	$188,853

Our existing credit facility is comprised of (i) a $75.0 million revolving credit facility, expiring on September 17, 2004, and (ii) a $125.0 million term loan payable in quarterly installments, which commenced on December 31, 1999. The last quarterly installment is due on September 17, 2004, the maturity date of the term loan. The revolving credit facility is available on a revolving basis for loans denominated in U.S. dollars and for letters of credit.

From the inception of our existing credit facility on September 17, 1999 through December 31, 2001, we amended the facility four times to adjust financial covenants. Without these amendments, we would have been in default under the facility. As of December 31, 2001 and June 30, 2002 we were in compliance with the facility as amended.

As of June 30, 2002, the significant financial covenants of our existing credit facility were as follows:

Description of Covenant	Actual	Covenant
Consolidated Total Debt to Adjusted Pro Forma EBITDA Ratio(a)	3.76	4.125 maximum
Interest Expense Coverage Ratio(a)	3.37	2.25 minimum
Stockholders’ Equity(a) (in millions)	$111.3	$107.0 minimum

(a)	Defined in our existing credit facility (see notes (a) and (b) to the table on page 10, above).

In the event that our Consolidated Total Debt to Adjusted Pro Forma EBITDA Ratio is not 2.00 or less as of December 31, 2002, we will be required to pay a fee equal to 1.00% of the outstanding borrowings under our existing credit facility.

After this offering is consummated and the proceeds used to reduce bank borrowings, we plan to evaluate our debt structure in light of our then available sources of funding. Upon completing that evaluation, we expect to be in a position to make a judgment as to what the debt component of our capital structure should be to best support our business and acquisition strategy. This will likely result in the decision to replace our existing credit facility with either a new credit facility, publicly or privately offered notes, some other form of debt financing, or some combination of the foregoing. In the event that we replace our existing credit facility, we will be required to pay a fee equal to 1.00% of the revolving credit commitment and the outstanding borrowings under the term loan as determined 30 days prior to repayment. In the event our existing credit facility is not replaced by March 31, 2003, and depending on our results of operations, we may be required to request from our current lenders a waiver or modification of the shareholders’ equity covenant, and possibly other covenants, in the existing credit facility. Please read “Risk Factors—Risks Relating to Our Company—Restrictive covenants in our existing credit facility make it difficult to implement our business plan, and refinance our other debt; and —Failure to comply with financial covenants in our existing credit facility could cause all or a portion of our debt to become immediately due and payable.”

On August 2, 2002, Standard & Poor’s placed our current credit rating of ‘B+’ on CreditWatch with developing implications, indicating that our credit rating is likely to change pending the consummation of this offering. In its press release regarding our credit rating, Standard & Poor’s indicated that upon consummation of this offering, our credit rating would either be reaffirmed or may potentially improve one ‘notch’ to ‘BB–’. We expect that an improvement in our credit rating would have a positive impact on the terms and conditions that would be applicable to us under a new credit facility or debt instruments.

In April 1999, we entered into a finite risk and excess liability policy with CNA Pro, an affiliate of CNA Financial Corporation, with a coverage effective date of January 1, 1999. The policy expires on December 31, 2003. The coverage is in excess of our primary professional liability insurance and is bifurcated as follows: $17.2 million in the aggregate in respect of the Nassau County litigation and up to $20.0 million aggregate professional liability coverage for all claims other than the Nassau County litigation. Please read Note 5, “Contingencies,” to our six month financial statements included elsewhere in this prospectus under “Nassau County Litigation,” for a description of litigation in which we and USIA were involved with the government of Nassau County, New York. In June 1999, we utilized the $17.2 million of coverage to pay the Nassau County litigation settlement and related expenses. We pay premiums quarterly, and the debt on the consolidated balance sheet is amortized quarterly as a portion of premiums paid. The final quarterly installment is due September 1, 2003. The outstanding balance was $7.6 million and $6.1 million as of December 31, 2001 and June 30, 2002, respectively.

In addition to our debt service requirements, we will require liquidity for capital expenditures and working capital needs. Capital Expenditures for the years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002 and 2001, were $8.5 million, $10.3 million, $11.9 million, $3.0 million and $3.8 million, respectively. For the years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002 and 2001, $5.6 million, $5.7 million, $5.9 million, $2.2 million and $2.8 million, respectively, of our total Capital Expenditures were related to management information systems. We have funded our capital expenditures with cash generated internally from operations and from external financing and expect to continue to do so in the future. Our total capital expenditures are expected to be approximately $10.7 million in 2002.

We believe that cash and cash equivalents on hand of $16.6 million as of June 30, 2002, together with cash flow generated from operations, should be sufficient to fund our estimated $21.6 million in debt principal repayment, working capital needs and estimated $7.7 million in capital expenditures through December 31, 2002. Our liquidity thereafter will depend on our financial results and future available sources of additional equity or debt funding and our results of operations. The revolving credit facility provides us with availability of up to $75.0 million, all of which is available for general corporate purposes, including acquisitions. As of December 31, 2001 and June 30, 2002, borrowings outstanding under the revolving credit facility were $73.5 million. Additionally, we had $1.5 million outstanding under a letter of credit. Our future operating performance and ability to service our debt will be subject to economic conditions and to financial, business and other factors, many of which are beyond our control. Please read “Risk Factors.”

We hold cash in a fiduciary capacity as a result of premiums received from clients that have not yet been paid to insurance carriers. The fiduciary cash is recorded as an asset on our balance sheet with a corresponding liability, net of commissions, to insurance carriers. We earn interest on these funds during the time between receipt of the cash and payment to insurance carriers. In some states, fiduciary cash must be kept in separate bank accounts subject to specific guidelines, which generally emphasize capital preservation and liquidity, and is not generally available to service debt or for other corporate purposes. Insurance brokerage transactions typically generate large cash flows, and the timing of such cash flows can affect significantly the net cash balances held at month end.

Cash and cash equivalents from continuing operations increased (decreased) by $29.2 million, $8.7 million, $(6.9) million, $(14.2) million and $(6.0) million for the years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002 and 2001, respectively. Net Cash Provided by (Used in) Operating Activities totaled $21.9 million, $29.9 million, $(18.9) million, $11.6 million and $9.9 million for the years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002 and 2001, respectively, and is principally dependent upon the timing of collection of premiums receivable and payments of premiums payable.

Net cash provided by (used in) continuing investing activities totaled $(14.9) million, $(12.1) million, $(19.3) million, $11.7 million and $(8.2) million for the years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002 and 2001, respectively, which principally reflects acquisition activities and Capital Expenditures. Included in the net cash provided by continuing investing activities for the six months ended June 30, 2002 is $18.2 million in proceeds from the sale of USIA. Please read “Discontinued Operations.” Cash expenditures for acquisitions amounted to $6.9 million, $2.4 million, $12.3 million, $3.6 million and $4.9 million for the years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002 and 2001, respectively. We made no acquisitions in 2001 or in the first six months of 2002. The $6.9 million and $4.9 million for the year ended December 31, 2001 and for the six months ended June 30, 2001, respectively, reflects the payment of additional purchase price on retention based acquisitions, as well as the payment of the cash portion of an acquisition effective in 2000 but paid in the first quarter of 2001. The $3.6 million for the six months ended June 30, 2002 reflects additional purchase price payments. Cash expenditures for Capital Expenditures amounted to $8.5 million, $10.3 million, $11.9 million, $3.0 million and $3.8 million for the years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002 and 2001, respectively. Investments in “Discontinued Operations” amounted to $14.8 million, $11.1 million, $23.4 million, $8.6 million and $7.8 million for the years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002 and 2001, respectively.

Net cash provided by (used in) financing activities totaled $36.9 million, $2.0 million, $54.7 million, $(28.9) million and $0.1 million for the years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002 and 2001, respectively, as we made debt payments and continued to issue both debt and equity. In the fourth quarter of 2001, we received $30.0 million from the issuance of our preferred stock. Of the $30.0 million issued, $15.0 million was issued to UnumProvident and $15.0 million was issued to Ceridian. In the first quarter of 2002, we received $2.5 million from the issuance of our preferred stock to Sovereign Bancorp. In the second quarter of 2002, we used $16.3 million of the proceeds from the sale of USIA to reduce our term loan. Please read Note 5, “Long-term Debt,” and Note 6, “Stockholders’ Equity,” to our annual financial statements, “Description of Capital Stock—Capital Stock—Preferred Stock,” “Discontinued Operations,” and our consolidated statements of cash flows, each included elsewhere in this prospectus.

For information on other items that could have an effect on our liquidity, please read “Capitalization,” “Dilution” and “Related Party Transactions” elsewhere in this prospectus.

Net Operating Loss Carryforwards

Our net losses have resulted in net operating loss carryforwards for federal and state income tax purposes. As a result of this offering, our ability to use these net operating loss carryforwards to offset future taxable income, if any, may be subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended, of the code, and similar state provisions. The provisions of code Section 382 are triggered by specific ownership changes of our stock. If the federal net operating loss carryforward is subject to limitation under code Section 382 due to stock ownership changes caused by the consummation of this offering, the annual limitation on usage of the federal net operating loss carryforward is anticipated to be approximately $21.0 million per year. Because our $24.7 million net operating loss is greater than our approximate $21.0 million limitation, we may not be able to utilize the value of our net operating loss in full in 2002 if the limitation becomes applicable. However, the unused portion may then be used in 2003. In any event, we have established a 100% valuation allowance against the carrying value of the net operating loss to reduce its carrying value to zero as it is more likely than not that it will not be realized in the near future.

Commitments

The table below summarizes our indebtedness and lease commitments as of December 31, 2001:

Payments due by period	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Credit facility	$185,975	$11,250	$174,725	$—	$—
Other debt	64,061	25,836	32,129	5,650	446
Operating lease commitments	66,333	14,350	24,140	15,412	12,431

Total	$316,369	$51,436	$230,994	$21,062	$12,877

We have structured our acquisition agreements to include contingent purchase price payments to be treated as adjustments to purchase price and capitalized when determined. At June 30, 2002, we estimate the future significant contingent purchase price payments to be $9.8 million, which would be payable in a combination of cash, preferred stock and debt. Because of the contingent nature of this liability, under GAAP this amount has not been recorded as a liability in our financial statements. This amount primarily relates to one acquisition and will be reflected on our financial statements as a liability and additional purchase price within 90 days of the measurement date. The 90 day period from the measurement date allows us to calculate the contingent purchase price. Approximately $3.0 million and $6.8 million of the future contingent purchase price payments have measurement dates of December 31, 2002 and December 31, 2003, respectively. Please read “—Acquisitions” above and Note 3, “Acquisitions and Divestitures,” to our annual financial statements included elsewhere in this prospectus.

Our preferred stockholders have various put rights that are exercisable upon specific events. Please read “Description of Put Rights,” Note 6, “Stockholders’ Equity,” and Note 7, “ Redeemable Preferred Stock and Common Stock Warrants,” in our annual financial statements included elsewhere in this prospectus.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We follow very specific and detailed guidelines in measuring revenue; however, judgments we make affect the application of our revenue policy. Premiums and commissions receivable from clients, premiums payable to insurance companies and the related commissions income are recorded on the later of the effective date of the policy or the billing date. Installment premiums and related commissions are recorded periodically as billed. Commissions on premiums billed and collected directly by insurance companies and contingent commissions are recorded when we receive data from the insurance companies that allows us to reasonably estimate these amounts. We are able to reasonably estimate these amounts when we receive the cash, notification of the amount due from the insurance companies or the insurance policy detail from the insurance companies. Contingent commissions are received from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by us. We record commission adjustments, including policy cancellations and override commissions, when the adjustments become reasonably estimable. Fees for consulting and administrative services are recognized over the period when the respective services are rendered. Revenue results are difficult to predict, and any shortfall in projected revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter.

Premiums and commissions receivable in the consolidated balance sheets are net of allowances for doubtful accounts. The allowance for doubtful accounts is established through a charge to Other Operating Expenses. The allowance is based on estimates and assumptions using historical data to project future experience. We periodically review the adequacy of this allowance and make adjustments as necessary. The use of different estimates or assumptions could produce different results.

Business Acquisitions and Purchase Price Allocations

We have completed over 90 acquisitions. All of these acquisitions have been accounted for using the purchase method, and their related net assets and results of operations were included in our financial statements on their respective acquisition dates. A majority of the acquisitions have provisions for a reduction in consideration if the acquired company does not meet targeted financial results. Additionally, a majority of the acquisitions have provisions for contingent additional consideration if the acquired company achieves financial targets. Additional consideration or a reduction in consideration resulting from acquisition contingency provisions is reflected as an adjustment to intangible assets when the contingency is determined.

In connection with these acquisitions, we recorded intangible assets, which represent expiration rights, non-compete agreements and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Expiration rights are records and files obtained from acquired businesses that contain information on insurance policies and clients and other information that is essential to policy renewals. Expiration rights are being amortized on a straight-line basis over their estimated lives, which in most cases is 10 years. The costs of non-compete agreements are amortized on a straight-line method over the terms of the agreements, which in most cases is 7 years. Goodwill was amortized on a straight-line basis over 25 years. We stopped amortizing goodwill on January 1, 2002, when we adopted SFAS No. 142. Please read “—New Accounting Pronouncements” below.

Intangible Assets Impairment

We assess the recoverability of our goodwill and other intangibles based on assumptions regarding estimates of future cash flows and fair value based on current and projected revenues, EBITDA, business prospects, market trends and other economic factors. In the fourth quarter of 2001, we believed that the intangible assets of USIA were impaired after considering USIA’s actual and projected EBITDA margins. Following the provisions of SFAS No. 121, we considered the sum of the undiscounted cash flows to be derived from USIA over the remaining amortization period and reduced the carrying value of USIA’s intangible assets to the estimated fair value. This resulted in an impairment charge of $46.9 million against goodwill and expiration rights in the fourth quarter of 2001.

On January 1, 2002, we adopted SFAS No. 142, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized but tested for impairment on a periodic basis. Intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests at least annually. Other intangible assets will continue to be amortized over their useful lives. In May 2002, we completed the transitional impairment test, which indicated that there was no goodwill impairment as of January 1, 2002. We have no intangible assets with indefinite lives.

Future events could cause us to conclude that impairment indicators exist and that our remaining goodwill and other intangibles are impaired. Any resulting impairment loss could have a material adverse effect on our reported financial position and results of operations for any particular quarterly or annual period.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized after considering all relevant evidence.

We evaluate the recoverability of our net deferred tax assets on a quarterly basis and adjust, as necessary, the valuation allowance if it is determined that the deferred tax asset is more likely than not to be realized. In assessing the valuation allowance, we consider all available evidence, which includes our historical losses and projected future taxable income. In 2001 and in the first six months of 2002, we recorded a valuation allowance of $8.0 million and $4.5 million, respectively, to eliminate our deferred tax assets generated from continuing operations as it was determined that it is more likely than not that we would not be able to realize any of our deferred tax assets. In the event we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to our deferred tax assets would increase income in the period such determination was made.

Debt Covenants

Our existing credit facility requires us to maintain financial covenants. Future operating results and continued compliance with our debt covenants cannot be assured and our lenders’ actions are not controllable by us. If our projections of future operating results are not achieved, which may result in a violation of our financial covenants, and our lenders do not provide a waiver or amendment, we could experience a material adverse effect on our reported financial position and results of operations for any particular quarterly or annual period.

In addition, under the provisions of our existing credit facility, we are generally prohibited from repurchasing shares of our capital stock, subject to specified permitted monetary thresholds. As a result, if the put rights described under “Description of Put Rights” are exercised, we may be required to repurchase the related shares in excess of the monetary thresholds provided for under our existing credit facility. If the lenders under our existing credit facility do not waive the applicable limitations, we may be in default under our obligations to repurchase the shares put to us, or, if we effected the repurchase, we may be in default under our existing credit facility.

Litigation Matters

We are subject to various claims, lawsuits and proceedings that arise in the normal course of business. We do not believe we are a party to any claims, lawsuits or legal proceedings that will have a material adverse effect on our reported financial position and results of operations. As further discussed in Note 14 and Note 5, “Contingencies,” in our annual and six month financial statements, respectively, included elsewhere in this prospectus, we have accrued a liability for our best estimate of the probable cost of the resolution of these claims. This estimate has been developed in consultation with internal and external counsel that is handling our defense in these matters and is based upon a combination of litigation and settlement strategies. To the extent additional information arises or our strategies change, it is possible that our best estimate of our accrued liability in these matters may change, which could have a material adverse effect on our financial position and results of operations for any particular quarterly or annual period.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations,” which eliminates the pooling-of-interests method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. We did not initiate any business combinations after June 30, 2001, so SFAS No. 141 had no effect on our financial statements included elsewhere in this prospectus.

In August 2001, the FASB issued SFAS No. 144, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and accounting and reporting provisions of Accounting Principles Board, or APB, Opinion No. 30, “Reporting the Results of Operations,” for a disposal of a segment of a business. SFAS No. 144 became effective for fiscal years beginning after December 15, 2001. We adopted SFAS No. 144 effective January 1, 2002. In accordance with SFAS No. 144, we have presented USIA as a discontinued operation.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” will now be used to classify those gains and losses. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item shall be reclassified. We will adopt SFAS No. 145 as of January 1, 2003. We have not yet determined the impact this statement will have on our financial position or results of operations.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. We have not yet determined the impact this statement will have on its financial position or results of operations.

BUSINESS

We are a leading distributor of insurance and financial products and services to small and mid-sized businesses. Founded in 1994, we have grown organically and through acquisitions to become the eighth largest insurance broker in the United States and a leading provider of employee health and welfare products and related consulting and administration services. We currently have approximately 60,000 small and mid-sized business clients. Our sales and marketing efforts are focused primarily on serving middle-market businesses. The products and services we distribute and offer can be categorized as:

Insurance Brokerage

•	General and specialty property and casualty insurance, which we refer to as P&C insurance

•	Individual and group health, life and disability insurance, which we refer to as group employee benefits insurance

Specialized Benefits Services

•	Core benefits (health and welfare)

•	Benefits enrollment and communication

•	Executive and professional benefits

Approximately 83% of our revenues for the year ended December 31, 2001 was derived from our Insurance Brokerage segment. Within this segment, approximately 65% relates to P&C insurance and 35% to group employee benefits insurance. The remaining approximate 17% of our revenues was derived from our Specialized Benefits Services segment. Within this segment, approximately 57% relates to core benefits,24% to benefits enrollment and communication and 19% to executive and professional benefits.

Our sales and marketing efforts are primarily focused on distributing insurance and financial products and services to middle-market businesses. According to the U.S. Census Bureau, in 1999 there were approximately 1.1 million businesses employing between 20 and 999 employees. We believe that this target market remains underpenetrated and includes companies that provide us with significant opportunities for future growth. Small to mid-sized businesses have traditionally purchased insurance and financial products and services from a highly fragmented group of providers, including insurance brokers, direct writers, benefits consultants, commercial banks and securities brokers. We believe that few of these companies are capable of providing the full array of products and services sought by their clients.

As a result, a key element of our sales strategy is to provide superior customer service and convenience to our clients by serving as a single distribution point for their multiple insurance and financial products and services needs. Our sales approach includes performing a full needs and priorities assessment, which we believe allows our sales professionals to better understand the needs of our clients and identify opportunities where multiple products and services may be cross-sold. A team of sales professionals and product specialists with the requisite expertise is organized to respond to and fulfill our clients’ needs. We have approximately 360 sales professionals and product specialists based in 58 offices in 20 states. After the initial sale, we focus on maximizing client retention by continuously monitoring the changing needs of our clients and providing them with additional products and services. We use sales management software which monitors current and prospective sales information by individual sales professional, by region and in the aggregate.

To expand our middle-market customer base and the scope of products and services we distribute and offer, we have formed marketing relationships with a number of leading insurance and financial services companies. Currently, we have agreements with Ceridian, Chubb, Sovereign Bancorp, UnumProvident and Zurich. These companies have further supported our strategy by making equity investments in us.

Our national scope, breadth of core and specialized products and services and relationships with insurance and financial services providers enable us to offer our clients products and services typically provided by national and global insurance brokers. However, our local presence enables us to provide our clients with the high degree of customer service that they would typically only receive from regional and local brokers. We differentiate ourselves from our competitors by delivering full-service capabilities with high-quality customer service.

Our History

Since our inception in 1994, we have built a national distribution system through the acquisition, consolidation and integration of over 90 insurance brokers and related businesses. Substantially all of these acquisitions were completed before December 31, 1999. Our early acquisition growth strategy was financed primarily by equity investments by private investment firms and large insurance and financial services companies, or their respective affiliates, some of which entered into strategic marketing agreements with us and designated representatives to serve on our board of directors.

In the past two years, we have shifted our focus mostly toward integrating these operations. We have committed significant resources to establishing operating and financial reporting standards and conforming the technology platforms utilized by our various business units. A key component of our integration effort also included standardizing and institutionalizing our sales strategy and introducing technology to monitor, report and forecast performance.

In 1998 and 1999, we raised equity capital from Zurich and Capital Z, along with other investors, the proceeds of which were used towards managing our capital structure and funding the growth of our business. Both Zurich and Capital Z continue to have a significant ownership interest in us and are our largest investors. Capital Z is a leading private equity investment firm focused on the financial services sector, with significant experience in the insurance area. Capital Z, our largest stockholder, will own         % of our common stock after this offering. Our other large investors include financial institutions. Upon the consummation of this offering, approximately         % of our diluted voting equity will be held by the following unaffiliated financial institutions or their respective affiliates: Zurich, JPMorgan Chase, UnumProvident, Chubb, Travelers, Ceridian and Sovereign Bancorp. Of these stockholders, Capital Z, Zurich and Ceridian presently have representatives on our board of directors.

Industry

Insurance Brokerage

Insurance brokerage companies principally serve businesses, public institutions and individual clients, which we refer to as “insureds,” by placing general and specialty insurance coverages on their behalf with insurance carriers, which we refer to as “insurers,” and providing risk management consulting services. Through their knowledge of the insurance market and preferred relationships with insurers, insurance brokers are able to assist their clients by negotiating competitive rates and policy terms. Insurance brokers also serve as a distribution channel for insurers and perform much of the administrative and customer service functions insurers would have to otherwise perform were they to sell insurance coverage directly. Insurance brokers are typically compensated by commissions paid by insurers on the premium volume placed. These services, whether to individuals or institutions, are generally referred to as retail brokering. Other segments of the insurance brokerage industry are wholesale and reinsurance brokering; however, we do not have substantial operations in these areas.

In 2001, the top 100 domestic insurance brokers generated revenues in excess of $14.7 billion according to an annual survey in Business Insurance’s July 22, 2002 issue. Revenues for the top 100 domestic brokers have grown at an annual rate of approximately 6% from a total of $9.6 billion in revenues in 1995 according to Business Insurance’s July 22, 1996 issue. Over the same period, the industry has gone through a period of rapid consolidation led by three brokers: Marsh & McLennan Companies, Inc., Aon Corporation and Willis Group Holdings Limited, with respective revenues accounting for approximately 29%, 21% and 5% of total revenues for the top 100 domestic brokers. Nine of the top 20 domestic brokers in 1995, as reported in Business Insurance’s July 22, 1996 issue, have since been acquired by competitors. Beyond the three brokers mentioned above, who focus primarily on Fortune 2000 companies globally, the brokerage sector is highly fragmented, with the other 97 largest brokers having an approximate 45% of total revenues for the top 100 domestic brokers. We were ranked as the eighth largest insurance broker in the United States in 2001 according to Business Insurance’s July 22, 2002 issue, with 2.1% of total revenues for the top 100 domestic brokers. Beyond the top 100 brokers in the U.S., there were an estimated 37,150 smaller insurance brokers in 1998, according to Conning Insurance Research & Publications. We believe that the industry will provide significant consolidation opportunities in the years to come.

Property and Casualty Insurance.    Changes in insurance premium rates have had a significant effect on the P&C insurance brokerage sector over the past decade, serving as a catalyst for much of the consolidation it has experienced. For more than a decade prior to 2000, heavy competition for market share, as a result of an expansion in underwriting capacity of insurance companies, resulted in low premium rates for P&C insurance. This “soft market,” which is an insurance market characterized by flat or declining premium rates, generally resulted in flat or reduced renewal commissions for insurance brokers. Years of underwriting losses for insurance companies and the downward turn in the equity markets caused insurers to increase premium rates starting in mid- to late 2000. Additionally, the insurance industry was affected by the events of September 11, 2001, which resulted in the largest insurance loss in America’s history and accelerated increases in premium rates for some lines of P&C insurance. Periods characterized by increasing premium rates are referred to as “hard markets” and generally result in increased commission revenues for insurance brokers. However, to offset the increase in insurance rates, some insureds respond by either reducing coverage, self-insuring or eliminating coverage altogether. The longevity of the current hard market and its future effect on the insurance brokerage industry is difficult to predict.

Employee Benefits Insurance.    Employee benefits brokers and consultants principally serve businesses and their employees by providing access to group and individual medical, life and disability insurance products and services. In addition to functioning as a distributor, benefits brokers and consultants also provide advice on benefit plan design and often perform administrative services for their clients.

According to the Employee Benefit Research Institute, total spending on employee benefits, excluding retirement benefits, was an estimated $428 billion, accounting for approximately 8% of employers’ total spending on compensation in 1999. Of the $428 billion, approximately 80% related to health benefits, with the balance spent on other benefits, including unemployment, life and workers’ compensation insurance. The design, implementation and administration of such employee benefits programs have become more challenging and sophisticated with changing regulatory guidelines and the increasing scope of benefit offerings. The market for such services remains relatively fragmented and is served by global insurance brokers, specialized benefits consultants, insurance companies and local and regional consultants, each with varying degrees of full-service capabilities.

The health benefits industry continues to realize growth in premium rates and volume driven by demographic trends and escalating healthcare delivery costs. According to Mercer/Foster Higgins National Survey of Employer-Sponsored Health Plans, the total average health benefit cost per active employee was $5,162 in 2001, representing a 12.1% increase over the average in 2000. The survey forecasts this amount to increase an additional 12.8% in 2002. Health benefits spending has also grown in relation to total spending on employee benefits, accounting for 80% of total benefits, excluding retirement benefits, in 1999 as compared to approximately 36% in 1960. To augment employer-sponsored plans, businesses have started to make supplemental benefits products, including individual life, long-term care and disability insurance available to their employees. We believe that these trends will continue to provide employee benefits brokers with significant growth opportunities.

Retirement Products and Services

Retirement plan brokers and consultants provide businesses with investment-related services. These services primarily include the placement of retirement plan assets with retail and institutional mutual fund managers and insurance companies. In addition, retirement services companies provide plan design, consultation on administrative, related legal, regulatory compliance matters and employee communication services.

Mutual fund companies, securities brokerage firms, benefits and actuarial consulting firms and insurance brokerage companies dominate the retirement services industry. Insurance brokerage and benefits consulting firms compete in this market by highlighting their independence and their resulting ability to provide unbiased investment advice to clients. Furthermore, companies such as ours that are capable of providing plan liability analysis for defined benefit plans in addition to asset placement services are uniquely positioned relative to other competitors.

Growth in retirement programs is being driven by demographic and wealth trends and, more specifically, the broadening scope of retirement plan options afforded to employees. Traditionally, employers provided their employees with the opportunity to participate in defined benefit, or DB, plans that provide fixed, annuity-like benefit payments upon retirement. These programs do not offer employees the flexibility to choose where the underlying plan assets are invested and consequently do not offer the opportunity to realize variable retirement benefits linked directly to investment performance. However, over the past two decades, there has been a marked shift toward defined contribution, or DC, plans which provide employee participants with the ability to make individual asset allocation decisions which can directly affect the potential value of their retirement benefits. This shift has resulted in increased employee participation in employer-sponsored retirement plan programs and a corresponding increase in the total invested assets in retirement programs. Based on industry research, total domestic DC and DB invested assets in 1997 were $3.5 trillion versus an estimated $4.9 trillion in 2000. Total DC and DB invested assets are projected to grow to $6.4 trillion by 2005, with DC assets expected to grow at more than twice the rate of DB assets. Over the same time periods, the number of persons participating in these plans has grown from 71 million to an estimated 78 million and is projected to grow to 85 million. Given these trends, we expect the retirement plan services industry to realize sustained growth.

Competitive Strengths

We believe that the following competitive strengths will be material in enhancing our growth, profitability and standing in the industry:

•
A Leading Distributor of Insurance and Financial Products and Services to Small and Mid-Sized Businesses.     With the scale and scope of our operations, customer base and product/service set, we believe that we are well positioned to serve as an effective distribution channel to small and mid-sized businesses.

•
Single Provider of a Broad Array of Products and Services.    We distribute and offer over 20 insurance and financial products and services. We believe that the convenience we offer to our clients by being a single distribution point for these multiple products and services coupled with the comprehensive advice we are able to provide gives us a competitive advantage over other P&C-focused brokerage firms. Furthermore, our sales culture, organizational structure and compensation practices incentivize our sales professionals to provide multiple products and services to their clients.

•
Consistent Growth Through Insurance Cycles.    With approximately 54% of our revenues in 2001 derived from the placement of P&C products, our results tend to benefit from increasing P&C rate environments. In addition, we believe that our financial results are less affected by declining P&C rate environments because of our revenue diversification. Our annual organic revenue growth rate was approximately 9% in both 2000 and 2001, as adjusted for non-recurring revenues in 2000 and 2001.

•
Strategic Relationships with Leading Financial Services Companies.    Under our agreements with Zurich and Chubb, which were entered into in 1998 and 2001, respectively, we distribute specialty P&C insurance products. Through our relationship with UnumProvident, which commenced in 2000, we distribute supplementary voluntary insurance products through our worksite marketing program. Today, we are a leading distributor of these products for UnumProvident. In October 2001, we signed a marketing agreement with Ceridian, a leading payroll services provider in the United States, under which we sell our respective products and services to each other’s customers. We entered into a similar agreement with Sovereign Bancorp in January 2002 to sell our products and services to Sovereign Bancorp’s business customers. The Ceridian, Chubb and Sovereign Bancorp relationships are all currently being launched. We believe that these arrangements help differentiate us from our competitors and provide opportunities to generate incremental revenues.

•
Customized Sales Management Software.    We utilize customized software which enables our regional and corporate management to review the revenues expected to be generated by our sales professionals so that we are better able to manage our sales professionals and track our sales prospects. The software also serves as a useful management tool for our sales professionals.

•
Experienced and Motivated Management Team.    Our top nine executive officers have over 150 years of combined experience in the insurance brokerage and financial services industries and are supported by a group of highly motivated professionals throughout our operations. Our chairman, president and chief executive officer, David L. Eslick, has been with us since 1997. During his 21 years in the industry, he has gained substantial experience in financial services, the management of national employee benefits and insurance distribution operations, the development of cross-selling strategies, and operational integration. Upon the consummation of this offering, our senior management, top sales professionals and key employees will be incentivized by a variety of equity incentives and performance bonuses.

Business Strategy

Our objective is to build stockholder value, and, to achieve this, we will focus on capitalizing on our competitive strengths and implementing the business strategy outlined below:

•
Increase Operating Efficiencies.    We expect to realize continued improvement in our EBITDA margin by consolidating the back-office operations of our insurance brokerage businesses on a regional basis, completing fold-in and strategic acquisitions and increasing the productivity of our sales professionals. Our management is incentivized to improve EBITDA margin by a variety of equity incentives and performance bonuses.

•
Increase Cross-Selling Penetration.    Over the past two years, our organizational structure, culture and sales force incentives have been designed to motivate our sales professionals to cross-sell. Approximately 19% of our gross new business (i.e., estimated commissions and fees on an annual basis from products or services sold to new clients or additional products or services sold to existing clients) for the year ended December 31, 2001 was from cross-selling. We separately track our cross-selling penetration rate for the 400 largest customers among our reporting units and have found that we have cross-sold at least two of our five product and service line offerings to approximately 43% of them. We continue to train and provide financial incentives to our sales professionals to increase the percentage of our gross new business from cross-selling.

•
Pursue Fold-in and Strategic Acquisitions.    We have a strong track record of growing through acquisitions, having purchased and integrated over 90 businesses with approximately $230 million in revenues. We intend to continue making selective acquisitions of businesses currently operating in our geographic footprint and consolidating their operations into our existing infrastructure. Our acquisition criteria include strong financial performance, talented management who subscribe to our strategic focus on cross-selling, specialized areas of expertise, critical geographic presence and excellent client and insurance carrier relationships.

Operations

We are currently organized into five geographic reporting units and one product line reporting unit. Each of these businesses is managed by a chief executive officer and a chief financial officer. Through this organizational structure, we seek to maintain day-to-day management responsibility and controls at the reporting unit level, enabling employees at that level to be responsive to our clients’, product manufacturers’ and employees’ needs. At the same time, however, through the policies and procedures we instituted, senior management is able to monitor effectively our nationwide operations. These policies and procedures include preparing monthly operating, financial and sales reports for each region to corporate management.

Sales

Our sales strategy is to be a single distribution point to middle-market businesses, serving their insurance and financial products and services needs. Consequently, our sales strategy emphasizes:

•	using consultative needs assessment to identify our clients’ insurance and business services priorities;

•	promoting teamwork between sales professionals and product specialists on a local and national basis to cross-sell multiple financial products and services; and

•	maintaining an on-going consultative and trusted-advisor relationship with our clients to increase client retention.

Of our approximately 360 sales professionals, 330 are in the Insurance Brokerage segment and 30 are in the Specialized Benefits Services segment. We evaluate our sales professionals by measuring the revenues they generate from new business and cross-selling and the revenues they are able to retain from existing clients.

We originate sales opportunities through a number of channels. We focus primarily on selling products and services to new and existing clients on a direct basis. In addition, we sell through approximately 160 professional associations and affinity groups. We have also found that forming practice groups focused on specific industries, such as environment, entertainment and construction, generates sales opportunities by virtue of the recognition we develop in those industries. We expect the contribution from strategic partner referrals to increase over time as the majority of our current marketing relationships were entered into in the fourth quarter of 2001.

A fast-growing component of our sales strategy is to distribute supplementary voluntary insurance products to employees of our business clients through worksite marketing arrangements. Under this program, we administer the annual employee benefits open enrollment function for our business clients, in which their employees must re-confirm or modify existing individual benefits elections. We administer this program through teams of enrollment specialists who conduct one-on-one advisory sessions with employees. During these sessions, we are permitted to offer the clients’ employees voluntary supplementary insurance products, such as additional life or disability insurance, which are paid for directly through employee payroll deductions. Our business clients benefit by having this labor and time intensive process outsourced and by receiving accurate, updated employee demographic information for their employee databases. We earn commissions on the sale of supplementary insurance products. We have streamlined our costs to administer these programs by developing expertise in logistics and operations management and through the development of benefits enrollment software applications. In 2001, we enrolled 150,000 employees for 62 business clients and sold approximately $25 million in premiums in voluntary supplementary insurance products. Since acquiring this business capability in 1999, we have grown revenues approximately 300% and have cross-sold the service to 35 existing clients. We believe that this sales channel can ultimately be used to distribute non-insurance-related financial products and services as well.

We utilize sales force automation, or SFA, software to manage and track the progression and status of sales prospects. Through regular updates to the system by our sales professionals, we are able to monitor sales opportunities as they evolve from the initial prospect phase through ultimate acceptance or refusal by the client. Detailed information on each sales prospect, including client information, size of revenue opportunity and type of product being sold, is recorded. As a result, SFA is able to serve as both a contact management application for our sales professionals and a business management tool for our regional and corporate sales management executives.

Products and Services

We are able to serve as a single distribution point for our clients due to the scope of products and services we offer. Our Insurance Brokerage segment includes the placement of general and specialty P&C insurance, as well as group employee benefits insurance. Through our Specialized Benefits Services segment, we offer related core benefits (health and welfare), enrollment and communications services and executive and professional benefits. A description of how we are compensated for these services can be found under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General.”

The chart below lists a selection of the principal insurance and financial products and services that we distribute and offer.

Insurance Brokerage Segment

Property and Casualty Insurance	Group Employee Benefits Insurance
• General Commercial Liability	• Health
• Workers’ Compensation	• Life
• Fidelity and Surety Bonds	• Disability
• Professional Liability	• Dental
• Personal Lines (Auto, Home, etc.)
• Affinity Marketing

Specialized Benefits Services Segment

Core Benefits	Benefits Enrollment and Communication	Executive and Professional Benefits
• Health and Welfare
Consulting,Administration
• Defined Contribution
    Consulting, Record Keeping
• Defined Benefit/Actuarial Consulting, Administration
• Related Legal/Compliance Consulting, Research
• Employee Benefits
Outsourcing
	• Core Benefit Enrollment • Supplemental Individual Life and Disability Insurance • Supplemental Critical Care and Cancer Insurance	• Bank Owned Life Insurance (BOLI) • Company Owned Life Insurance(COLI) • Executive Disability IncomeInsurance • Estate Planning • Individual Financial Planning

Property and Casualty Insurance.    We place P&C insurance, including general commercial liability, workers’ compensation, fidelity and surety bonds, professional liability and personal lines. Revenues generated from the sales of these products and services accounted for approximately 54% of our revenues for the year ended December 31, 2001.

Group Employee Benefits Insurance.    We place individual and group health, life, disability and dental insurance, as well as individual long-term care insurance. These policies are underwritten by life and health insurance carriers and health maintenance organizations, or HMOs. Revenues generated from the sales of these products and services accounted for approximately 29% of our revenues for the year ended December 31, 2001.

Core Benefits.    Core Benefits covers a broad spectrum of benefit and retirement plan related consulting and administration services. Employee benefits services include plan design and related outsourcing services and related legal and compliance consulting. Retirement plan services include plan design, communication and administration (both defined contribution and defined benefit). Revenues generated from the sales of these products and services accounted for approximately 10% of our revenues for the year ended December 31, 2001.

Benefits Enrollment and Communication.    We administer the annual employee benefits open enrollment function for our business clients. In conjunction with the administrative services we provide, our enrollment counselors sell voluntary supplementary insurance products such as additional life or disability insurance to our clients’ employees. Revenues generated from the sales of these products and services accounted for approximately 4% of our revenues for the year ended December 31, 2001.

Executive and Professional Benefits.    Our Executive and Professional Benefits division provides consulting, administration and funding strategies for executive benefits programs. Our primary line of business is in the design and implementation of supplemental executive retirement plans and other non-qualified executive benefits programs. We are also a distributor of bank-owned life insurance programs. Lastly, we provide other executive benefits services to individuals or corporate clients such as executive disability benefits planning, estate planning, individual financial planning and executive benefits communications. Revenues generated from the sales of these products and services accounted for approximately 3% of our revenues for the year ended December 31, 2001.

Insurance Carriers

We maintain relationships with over 200 insurance carriers in the United States, placing over $3.0 billion in annual premium volume in 2001. No single insurance carrier’s products represented more than 3.0% of our total commissions and fees in 2001.

Customers

We currently have approximately 60,000 small and mid-sized business clients. Revenues generated by our ten largest clients accounted for 5.5% of our commissions and fees in 2001, while no single client in this group represented more than 1.0% of our commissions and fees in 2001.

Competition

The insurance brokerage industry is highly competitive. We face competition from other brokerages, insurance companies, banks and other financial services companies. In addition to direct competition from the insurance companies, new sources of competition are emerging as commercial banks accelerate their efforts to diversify their financial services to include insurance brokerage services (often through the acquisition of established insurance brokerages) for greater flexibility to create and market insurance products.

We compete for clients on the basis of reputation, client service, program and product offerings and the ability to tailor our products and risk management services to the specific needs of a client. We believe that we are in a favorable competitive position in most of the meaningful aspects of our business because of our broad array of products and services, diversity of distribution channels, industry focus and expertise, and management experience. We believe our most significant competitors will be brokers that pursue an acquisition or consolidation strategy similar to ours, which include Arthur J. Gallagher, Brown & Brown and Hilb, Rogal and Hamilton.

Our Specialized Benefits Services segment competes with consulting firms, brokers, third-party administrators, producer groups and insurance companies. A number of our competitors offer attractive alternative programs. We believe that most of our competition is from large, diversified financial services organizations that are willing to expend significant resources to enter our markets and from larger competitors that pursue an acquisition or consolidation strategy.

Regulation

Our activities in connection with insurance brokering and related administrative and other services are subject to regulation and supervision by state authorities. Although the scope of regulation and form of supervision may vary from jurisdiction to jurisdiction, insurance laws are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in a fiduciary capacity. Our continuing ability to provide insurance products and related employee benefits services in the jurisdictions in which we currently operate is dependent upon our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

Governmental regulation may eliminate the federal tax law advantages or otherwise limit the sale of split dollar life insurance policies. We design and implement supplemental executive retirement plans that use split dollar life insurance as a funding source. In recent years, the Internal Revenue Service, or IRS, has proposed regulations relating to the tax treatment of split dollar life insurance arrangements. The IRS recently proposed regulations that treat premiums paid by the employer in connection with some split dollar life insurance arrangements as loans to the employee for tax purposes and taxes them as loans under the Internal Revenue Code. In addition, the recently enacted Sarbanes-Oxley Act may affect these arrangements. Specifically, the Sarbanes-Oxley Act includes a provision that prohibits loans from public companies to their directors and/or executives. Because a split dollar life insurance arrangement between a public company and its directors and/or executives could be viewed as a personal loan, we may face a reduction in sales of split dollar life insurance policies to some of our clients. Moreover, members of Congress have proposed, from time to time, other laws reducing the tax incentive or otherwise impacting these arrangements.

USI Securities, Inc., our subsidiary, is a broker/dealer for mutual funds and a securities and investment adviser regulated by the National Association of Securities Dealers, Inc. and the SEC. Under SEC regulations, USI Securities, Inc. must maintain minimum net capital reserves.

Employees

At June 30, 2002, we had approximately 2,100 employees, of which approximately 360 are sales professionals. We are not involved in any material disputes with employees and believe that relations with our employees are good.

The ten top revenue producing sales professionals during 2001 represented 9.7% of our commissions and fees for the year. No single salesperson was responsible for more than 2.2% of our commissions and fees in 2001.

Properties

We lease substantially all our operating space and do not own significant real estate.

Legal Proceedings

We are subject to various claims, lawsuits and proceedings that arise in the normal course of business. These matters principally consist of alleged errors and omissions in connection with the placement of insurance and rendering administrative or consulting services and are covered in whole or in part by insurance. On the basis of present information, anticipated insurance coverage and advice received from counsel, it is the opinion of our management that the disposition or ultimate determination of these claims, lawsuits or proceedings will not have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Directors, Executive Officers and Regional Chief Executive Officers

The following table sets forth information regarding our directors, executive officers and regional chief executive officers as of August 30, 2002. There are no family relationships among any of our directors, executive officers and regional officers.

Name	Age	Position
David L. Eslick(1)	43	Chairman, President and Chief Executive Officer
Edward J. Bowler	46	Senior Vice President and Chief Financial Officer
Ernest J. Newborn, II	45	Senior Vice President, General Counsel and Secretary
Suneel Mandava	28	Senior Vice President, Corporate Development
John D. Collado	46	Regional Chief Executive Officer, USI Southwest
F. Dudley Fulton	53	Regional Chief Executive Officer, USI Southeast
Jeffrey L. Jones	48	Regional Chief Executive Officer, USI West Coast
Thomas E. O’Neil	44	Regional Chief Executive Officer, USI Northeast
Douglas J. Rubinstein	56	Chief Executive Officer, USI Consulting Group
Wayne H. Fisher(1)	57	Director
Tony G. Holcombe	46	Director
Philip E. Larson, III(1)(2)(3)	31	Director
Robert Spass(1)	46	Director

(1)	Member of Executive Committee
(2)	Member of Compensation Committee
(3)	Member of Audit Committee

David L. Eslick, Chairman, President and Chief Executive Officer.    Mr. Eslick has served as our chairman and chief executive officer since January 2002 and has served as our president since April 1999, has previously served as our chief operating officer since July 1998 and has been one of our directors since July 1998. From January 1998 to July 1998, Mr. Eslick served as executive vice president for marketing and sales, and, from January 1997 to January 1998, Mr. Eslick served as senior vice president for marketing and sales. From October 1993 to January 1997, Mr. Eslick served as president and chief executive officer of Acordia of Cincinnati, Inc., the Cincinnati, Ohio-based subsidiary of Acordia, Inc., an insurance brokerage company. Mr. Eslick has over 20 years of industry experience.

Edward J. Bowler, Senior Vice President and Chief Financial Officer.     Mr. Bowler has served as our senior vice president and chief financial officer since October 2001 and as senior vice president, finance from January 2000 to October 2001. From September 1997 to January 2000, Mr. Bowler served in several financial and operational positions with us. From October 1993 until September 1997, Mr. Bowler served as chief financial officer of Acordia of San Francisco, Inc., the San Francisco, California-based subsidiary of Acordia, Inc. Mr. Bowler has over 13 years of industry experience.

Ernest J. Newborn, II, Senior Vice President, General Counsel and Secretary.    Mr. Newborn has served as our senior vice president, general counsel and secretary since September 1998. From August 1997 to September 1998, Mr. Newborn served as vice president of Anthem, Inc., an Indianapolis, Indiana-based healthcare benefits and insurance company. From May 1994 to August 1997, Mr. Newborn served as vice president, general counsel and secretary of Acordia, Inc., which, at the time of his tenure, was a publicly held insurance brokerage and related financial services company. Mr. Newborn has over 12 years of industry experience.

Suneel Mandava, Senior Vice President, Corporate Development.    Mr. Mandava has served as our senior vice president of corporate development since November 2001. From March 1999 to November 2001, Mr. Mandava was an investment professional at Capital Z Financial Services Fund II, L.P. From April 1998 to February 1999, Mr. Mandava was an investment banker at Merrill Lynch & Co. and from June 1996 to March 1998 at Lazard Frères & Co. LLC, where he focused on mergers and acquisitions and corporate finance transactions in the financial services industry.

John D. Collado, Regional Chief Executive Officer, USI Southwest.    Mr. Collado became our regional chief executive officer, USI Southwest, in 1999. From 1995 to 1999, he served as president and director of The Anderson Company, a Houston, Texas-based insurance broker acquired by us in 1996. Mr. Collado has over 23 years of industry experience.

F. Dudley Fulton, Regional Chief Executive Officer, USI Southeast.    Mr. Fulton became our regional chief executive officer, USI Southeast, in 1999. From 1989 to 1999, he served as president of Henderson & Phillips, a Norfolk, Virginia-based insurance broker acquired by us. Mr. Fulton has over 18 years of industry experience.

Jeffrey L. Jones, Regional Chief Executive Officer, USI West Coast.    Mr. Jones became our regional chief executive officer, USI West Coast, in 1999. From 1994 to 1999, he served as executive vice president and chief operating officer of TriWest Insurance Services, a Southern California-based insurance broker, acquired by us in 1994. Mr. Jones has over 25 years of industry experience.

Thomas E. O’Neil, Regional Chief Executive Officer, USI Northeast.    Mr. O’Neil became our regional chief executive officer, USI Northeast, in 1999. From 1986 to 1999, he served as president of Carpenter & Pelton, Inc., a New York-based insurance broker acquired by us in 1996. Mr. O’Neil has over 22 years of industry experience.

Douglas J. Rubinstein, Chief Executive Officer, USI Consulting Group.    Mr. Rubinstein became our chief executive officer, USI Consulting Group, in January 2000. He previously served as our Consulting Group’s chief marketing officer from September 1998 to December 1999. Mr. Rubinstein joined USI Consulting Group from Douglas & Associates. Mr. Rubinstein previously served as president and chief executive officer of Douglas & Associates since 1982. Mr. Rubinstein has over 20 years of industry experience.

Wayne H. Fisher, Director.    Mr. Fisher has served as one of our directors since October 2001. Mr. Fisher is chief risk officer for Zurich Financial Services, Zurich, Switzerland. Mr. Fisher previously was president of Zurich American Insurance Company and chief risk officer of Zurich North America. Mr. Fisher joined Zurich Insurance Company at the head office in Zurich, Switzerland in 1995 as head of global specialties. Prior to joining Zurich Insurance Company, Mr. Fisher was senior executive vice president of the Continental Corporation and head of its special operations group. Prior to his employment with Continental, he held actuarial and underwriting positions at predecessors of both Commercial Union Group and Royal & Sun Alliance Insurance Group plc. Mr. Fisher is a fellow of the Casualty Actuarial Society and has served the Society as both an officer and director. He is also a member of the American Academy of Actuaries and a fellow of the Canadian Institute of Actuaries.

Tony G. Holcombe, Director.    Mr. Holcombe has served as one of our directors since December 2001. Mr. Holcombe has been an executive officer with several subsidiaries of Ceridian where he served as president of Ceridian Employer/Employee Services since August 2000 and was previously president of Ceridian Employer Services from November 1999 to August 2000 and president and chief executive officer of Comdata Corporation from May 1997 to November 1999. Before joining Comdata, Mr. Holcombe was the president and chief executive officer of National Processing Incorporated, a financial services company.

Philip E. Larson, III, Director.    Mr. Larson has served as one of our directors since September 1999. Mr. Larson is a partner of Capital Z Financial Services Fund II, L.P. and has been involved in private equity investing since 1992. Prior to joining Capital Z in August 1998, he worked on private equity transactions with
Zurich Centre Investments since 1995 and Morgan Stanley Capital Partners from 1992 to 1994. At Zurich Centre Investments, he focused on early-stage and late-stage venture capital investments in financial services and healthcare services companies. At Morgan Stanley Capital Partners he focused on traditional leveraged buyout transactions in a broad array of industries.

Robert Spass, Director.    Mr. Spass has served as one of our directors since November 1999. Mr. Spass is a partner of Capital Z Financial Services Fund II, L.P. Prior to co-founding Capital Z in 1998, Mr. Spass was the managing partner and co-founder of Insurance Partners I, L.P. Mr. Spass also was president and chief executive officer of International Insurance Advisors, Inc., the management company of International Insurance Investors, L.P. Prior to joining International Insurance Investors, Mr. Spass was a director of investment banking at Salomon Brothers with responsibility for corporate finance relationships with the insurance industry. Prior to joining Salomon, Mr. Spass was a senior manager for Peat Marwick Main & Co., providing accounting and consulting services for the insurance industry. He currently serves on the board of directors of Universal American Financial Corporation, CERES Group, Inc., Lending Tree, Inc., Highlands Insurance Group and Aames Financial Corp.

Committees of the Board of Directors

Executive Committee

We have elected to be governed by the provisions of Section 141(c)(2) of the General Corporation Law of the State of Delaware, or DGCL, and have established our executive committee under these provisions. Our executive committee has all the powers and authority of our board of directors in the management of our business and affairs, except in respect of

•	approving or adopting, or recommending to stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, and

•	adopting, amending or repealing any of our by-laws.

We call the types of actions described in the previous two bullets “full board matters.” Our executive committee has the power and authority to submit recommendations to the board of directors with respect to all matters requiring action by the full board of directors prior to the board of directors taking any action.

Prior to the consummation of this offering, each of JPMorgan Chase, CNA, Equitable, Travelers, Zurich, the non-strategic financial investors and management has the right to designate a director to our executive committee. Capital Z has the right to designate two directors to our executive committee.

The board of directors has approved, by resolution, the termination of our executive committee, effective upon consummation of this offering.

Audit Committee

Within 90 days of the consummation of this offering, the audit committee will be composed of three directors, at least two of whom will be independent directors. A third independent director will replace the non-independent director, if any, on the audit committee within one year of the consummation of this offering. The function of the audit committee is to recommend annually to the board of directors the appointment of our independent public accountants and to review and approve, among other things:

•	management’s procedures and policies relative to the adequacy of our internal accounting controls;

•	compliance with federal and state laws relating to accounting practices, including auditor independence; and

•	the scope and results of the annual audit, our financial statements and the independent accountant’s fees.

Nominating Committee

Our board of directors has established a nominating committee comprised of three directors that are independent of management. This committee will review and recommend nominees for election to our board of directors, including nominees recommended by stockholders if nominations are submitted in accordance with procedures applicable to stockholder recommendations.

Compensation Committee

Within 90 days of the consummation of this offering, the compensation committee will be comprised of three directors that are independent of management. The function of the compensation committee is to act on behalf of the board of directors in setting executive compensation policy, administering compensation plans approved by the board of directors and stockholders, and reviewing and approving or recommending to the board of directors, among other things, base salary levels, annual incentive awards, and equity incentive awards of the chief executive officer and the other named executive officers.

Directors’ Compensation

Directors presently do not receive compensation for their service as members of the board of directors or board committees. Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors and board committees.

Following this offering, each director who is not employed by us will be paid a fee of $1,000 for each board meeting the director attends and a fee of $500 for each committee meeting the director attends. We will grant initial stock options in the amount of 8,000 options to each director not employed by us, with annual stock option grants of 4,000 options thereafter.

Executive Officer Compensation

Summary Compensation.    The following table provides summary information concerning compensation paid to, or accrued on behalf of, our former chief executive officer and each of our four other most highly compensated executive officers during the year ended December 31, 2001.

Summary Compensation Table

	Annual Compensation(a)
Name and Principal Position	Year	Salary ($)	Bonus ($)(b)	All Other Compensation ($)(c)
David L. Eslick(d)	2001	351,800	290,500	5,100
Chairman, President and Chief Executive Officer
Ernest J. Newborn, II	2001	250,000	124,500	5,100
Senior Vice President, General Counsel and Secretary
Edward J. Bowler	2001	226,397	112,050	5,100
Senior Vice President, Chief Financial Officer
Loren Claypool(e)	2001	275,000	110,000	5,100
Senior Vice President
Bernard H. Mizel(d)	2001	351,800	295,000	5,100
Retired Chairman and Chief Executive Officer

(a)	Officers may receive perquisites and personal benefits, the dollar amounts of which are below current SEC thresholds for reporting requirements.
(b)	Amounts represent bonuses paid in 2002 for services rendered during the 2001 fiscal year.
(c)	Amounts represent our matching contribution under the USI Insurance Services Corp. 401(k) Plan.
(d)	Effective January 2002, Mr. Eslick succeeded Mr. Mizel as our chairman and chief executive officer.
(e)	Effective February 2002, Mr. Claypool resigned from the company.

Stock Options and Stock Appreciation Rights in Last Fiscal Year.    No SARs were granted to any of the named executive officers during the fiscal year ended December 31, 2001. None of the named executive officers has ever received options for our stock.

Aggregate Stock Appreciation Rights in 2001 and Fiscal Year End Stock Appreciation Rights Values.    No SARs were exercised by any of the named executive officers during the fiscal year ended December 31, 2001. None of the named executive officers has ever realized any value upon exercise of SARs. The following table sets forth as of December 31, 2001, for each of the named executive officers listed:

•	the total number of unexercisable SARs; and

•	the value of unexercisable SARs that were in-the-money at December 31, 2001.

There was no public trading market for our common stock as of December 31, 2001. Accordingly, in order to present the per SAR value of unexercisable in-the-money SARs shown below we subtracted the applicable exercise price from an assumed price of $17.50 per share.

	Number of Securities Underlying Unexercised SARs at December 31, 2001		Value of Unexercised In-The-Money SARs at December 31, 2001
Name	Exercisable	Unexercisable(a)	Exercisable	Unexercisable(a)
David L. Eslick	0	242,600	0	$306,500
Ernest J. Newborn, II	0	66,000	0	$100,000
Edward J. Bowler	0	24,000	0	$40,000
Loren Claypool(b)	0	20,000	0	$40,000
Bernard H. Mizel(c)	0	120,000	0	$240,000

(a)
These SARs vest at a rate of 20% per year over a five year period. They remain unexercisable, however, until the occurrence of a qualification event. A qualification event is defined as the sale of all or substantially all of our assets, sale of more than 50% of our common stock on a fully diluted basis, termination of employment without cause and in the case of 142,600 of Mr. Eslick’s SARs and 16,000 of Mr. Newborn’s SARs, consummation of our initial public offering. As of December 31, 2001, Messrs. Eslick, Newborn and Bowler have 134,080, 29,600 and 10,400 vested SARs respectively.

(b)
As part of Mr. Claypool’s separation agreement, 10,000 of his SARs were forfeited and he became vested in his remaining 10,000 SARs. Mr. Claypool will be offered an opportunity to exchange his remaining 10,000 SARs for 10,000 stock options soon after the consummation of this offering. The value of his current SARs holdings is $20,000. Please read “Related Party Transactions.”

(c)
In connection with Mr. Mizel’s retirement as our chairman and chief executive officer, we will cash out all of his SARs within 60 days after the consummation of this offering. Accordingly, he will receive $240,000 in cash at that time. Please read “Related Party Transactions.”

Soon after the consummation of this offering, we intend to make an offer to exchange outstanding SARs held by current employees and consultants for stock options or stock under our 2002 Equity Incentive Plan. Assuming Messrs. Eslick, Newborn and Bowler accept a future offer to exchange their SARs under our 2002 Equity Incentive Plan, they would receive 242,600, 66,000 and 24,000 stock options, respectively, at an exercise price equal to the lesser of the exercise price of their SARs or the initial public offer price of our common stock.

Employment and Change of Control Agreements

David L. Eslick.    Under an amended and restated employment agreement effective January 22, 2002, Mr. Eslick serves as our chairman, chief executive officer and president. The agreement ends on December 31, 2006 and automatically renews unless Mr. Eslick is given 120 days’ notice prior to its termination date. Under the agreement, Mr. Eslick is entitled to receive an annual salary of not less than $385,000. Mr. Eslick also is eligible to receive a bonus under our Management Incentive Plan and will be eligible to receive stock-based compensation under our 2002 Equity Incentive Plan. If we do not extend Mr. Eslick’s agreement for another term, or if his employment is terminated either without cause or by Mr. Eslick for good reason, including a change of control and a diminution of duties, Mr. Eslick is entitled to receive three years’ salary and benefits from the date of termination, plus the higher amount of the current year’s target bonus or the prior year’s actual bonus payment. For two years after termination of his employment, Mr. Eslick is restricted from soliciting clients, employees and previously identified acquisition targets of the USI companies.

Ernest J. Newborn, II.    Under an amended and restated employment agreement effective January 22, 2002, Mr. Newborn serves as our senior vice president, general counsel and secretary. The agreement ends on December 31, 2006 and automatically renews unless Mr. Newborn is given 120 days’ notice prior to its termination date. Under the agreement, Mr. Newborn is entitled to receive an annual salary of not less than $250,000. Mr. Newborn also is eligible to receive a bonus under our Management Incentive Plan and will be eligible to receive stock-based compensation under our 2002 Equity Incentive Plan. If we do not extend Mr. Newborn’s agreement for another term, or if his employment is terminated either without cause or by Mr. Newborn for good reason, including a change of control and a diminution of duties, Mr. Newborn is entitled to receive two years’ salary and benefits from the date of termination, plus the higher amount of the current year’s target bonus or the prior year’s actual bonus payment. For two years after termination of his employment, Mr. Newborn is restricted from soliciting clients, employees and previously identified acquisition targets of the USI companies.

Edward J. Bowler.    Under an amended and restated employment agreement effective January 22, 2002, Mr. Bowler serves as our senior vice president and chief financial officer. The agreement ends on December 31, 2006 and automatically renews unless Mr. Bowler is given 120 days’ notice prior to its termination date. Under the agreement, Mr. Bowler is entitled to receive an annual salary of not less than $225,000. Mr. Bowler also is eligible to receive a bonus under our Management Incentive Plan and will be eligible to receive stock-based compensation under our 2002 Equity Incentive Plan. If we do not extend Mr. Bowler’s agreement for another term, or if his employment is terminated either without cause or by Mr. Bowler for good reason, including a change of control and a diminution of duties, Mr. Bowler is entitled to receive two years’ salary and benefits from the date of termination, plus the higher amount of the current year’s target bonus or the prior year’s actual bonus payment. For two years after termination of his employment, Mr. Bowler is restricted from soliciting clients, employees and previously identified acquisition targets of the USI companies.

Loren Claypool.    In February 2002, Mr. Claypool resigned as a senior vice president and entered into a separation agreement with us. Please read “Related Party Transactions—Other.”

Bernard H. Mizel.    In January 2002, Mr. Mizel retired as our chairman and chief executive officer and entered into a separation agreement with us. Please read “Related Party Transactions—Other.”

2000 Management Incentive Plan

We adopted the 2000 Management Incentive Plan effective January 1, 2000. Eligible executives and employees under the Management Incentive Plan are selected based upon their ability to significantly impact our annual operating success. The Management Incentive Plan provides an annual cash award opportunity expressed as a percentage of base salary and based upon the attainment of specified performance objectives. Estimated payouts for the Management Incentive Plan are accrued quarterly and awards are paid within 90 days after the end of the fiscal year. The Management Incentive Plan is administered by the compensation committee. Amounts paid pursuant to the Management Incentive Plan in fiscal 2001 to the named executive officers are included in the Summary Compensation Table above.

Long Term Incentive Plan

To date, we have operated under a Long-Term Incentive Plan under which the only type of award issued has been SARs. SAR grants to senior officers are reviewed and approved by the compensation committee. Other SAR grants, subject to aggregate share limits set by the compensation committee, are made on a discretionary basis according to the chief executive officer’s judgment as to whether grants should be awarded, withheld, or expanded, as business conditions warrant. Generally, participants vest in the economic benefits of the SARs granted in any year at the rate of 20% on each anniversary of the grant, provided the participant remains associated with us on that anniversary. In addition, all of these grants will fully vest and be deemed exercised in the event of a sale of substantially all of our assets or more than 50% of our fully diluted shares of common stock to a non-affiliated person if such a sale occurs during the participant’s association with us. 676,562 of the SARs will have similar rights upon the consummation of this offering as well. As of June 30, 2002, there were 2,912,674 SARs held by employees and consultants and 472,656 SARs held by former employees. The SARs held by former employees who have no continuing relationship with us will be cashed out within 60 days after the consummation of this offering. Also, soon after the consummation of this offering, we intend to make an offer to exchange outstanding SARs held by current employees and consultants for stock options or stock under our 2002 Equity Incentive Plan.

2002 Equity Incentive Plan

Our board has adopted a new 2002 Equity Incentive Plan to become effective with the consummation of this offering. The 2002 Equity Incentive Plan will replace the Long-Term Incentive Plan described below upon the consummation of this offering. The 2002 Equity Incentive Plan was approved by our stockholders. The 2002 Equity Incentive Plan will reserve up to 10,269,515 shares of our common stock for issuance to directors, executive officers, employees and non-employee contributors.

The 2002 Equity Incentive Plan is intended to:

•
promote our long-term financial interest and growth by attracting and retaining management personnel with the training, experience and ability to enable them to make a substantial contribution to our success;

•	motivate management personnel by means of growth-related incentives to achieve long range goals; and

•	further align the interests of participants with those of our stockholders through opportunities for increased share ownership in us.

Awards may consist of options, SARs, restricted shares, dividend equivalents or other share-based awards and are granted to eligible participants under the plan. No awards will be issued under the 2002 Equity Incentive Plan prior to the consummation of this offering. However, our board of directors has authorized the grant of awards under the 2002 Equity Incentive Plan upon consummation of this offering. The table below sets forth, for the named executive officers who were employees of ours as of August 30, 2002, the types and amounts of awards authorized to be granted. The grants described in the table are in addition to awards that would be granted to Messrs. Eslick, Newborn and Bowler if they accept a future offer to exchange their SARs as described above in “Aggregate Stock Appreciation Rights in 2001 and Fiscal Year End Stock Appreciation Rights Values.”

Name	Restricted Stock Units(a)	Performance Options(b)	Time Options(c)	Total Awards
David L. Eslick	33,798	230,159	230,159	494,116
Ernest J. Newborn, II	11,884	78,721	78,721	169,326
Edward J. Bowler	10,599	78,927	78,927	168,453

(a)	Common stock units granted will vest immediately upon the granting of the award.

(b)
Performance options vest at the end of five years and can be exercised within ten years of the date of the grant. The vesting may be accelerated if pre-determined performance goals set by the compensation committee are met.

(c)
Time options for these individuals vest 25% on the one year anniversary of the grant and then the remainder vest ratably over the next 36 months. All time options can be exercised within ten years of the date of the grant.

Employee Stock Purchase Plan

We adopted the Employee Stock Purchase Plan effective with the consummation of this offering. The Employee Stock Purchase Plan was approved by our stockholders. The Employee Stock Purchase Plan will provide for the purchase of up to 1,600,000 shares of our common stock by our employees. We will deliver repurchased and/or newly issued shares under this plan. Under the Employee Stock Purchase Plan, eligible employees will be entitled to purchase, during specified windows, an annual maximum amount of our common stock at a discounted price. By providing eligible employees with incentives to purchase our common stock, the Employee Stock Purchase Plan is intended to promote broad-based employee ownership within our company.

Retirement Savings Plan

We have established a 401(k) retirement savings plan that is intended to qualify as a profit-sharing plan under Internal Revenue Code Section 401(a) and includes a cash or deferred arrangement that is intended to qualify under Code Section 401(k). The plan was established and is maintained for the exclusive benefit of our eligible employees and their beneficiaries. The plan was effective January 1, 1995. We make matching contributions for active participants equal to 75% of their permitted contributions, up to a maximum of three percent of the participant’s annual salary. Eligible employees are immediately 100% vested in their individual contributions and vest 20% per year in our contributions beginning with their second year of service, becoming 100% vested after their fifth year of service. Vesting in our contributions also occurs upon attainment of retirement age, death or disability.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership

The following table sets forth information with respect to the beneficial ownership of shares of our common stock as of June 30, 2002 and as adjusted to reflect the sale of shares in this offering, by:

•	each person known by us to own beneficially more than 5% of our common stock;

•	each of our directors;

•	our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders none of whom are presently employees of ours are, in the aggregate, selling shares.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The percentage of beneficial ownership of common stock before the offering is based on 34,133,580 shares of common stock outstanding. The percentage of beneficial ownership of common stock after the offering is based on                 shares of common stock outstanding. Please read “Capitalization” and “Description of Capital Stock.”

	Shares beneficially owned before offering(1)		Number of Shares being sold	Shares beneficially owned after offering(2)
Name	Number	Percentage		Number	Percentage
Capital Z Financial Services Fund II, L.P.(3)	8,563,740	25.1
Zurich Financial Services Group(4)	3,853,738	11.3
J.P. Morgan Chase & Co.(5)	3,647,186	10.7
CNA Financial Corporation(6)	3,234,524	9.5
UnumProvident Corporation(7)	2,188,224	6.4
The Equitable Companies Incorporated	1,617,262	4.7
The Northwestern Mutual Life Insurance Company	1,073,576	3.1
Bellwether Investment Pte. Ltd.	1,014,920	3.0
Norwest Equity Capital, LLC	881,417	2.6
WLD Trust(8)	532,510	1.6
Saratoga Partners(9)	324,601	1.0
John A. Addeo	162,005	*
ORIX USA Corporation	96,521	*
The Peter R. Milnes Revocable Trust of 1994	94,287	*
Indosuez USI Partners	60,378	*
Holt Family Trust	47,253	*
Edward J. O’Hara, Jr.(10)	43,383	*
Michael T. Leonard	32,577	*
John P. May	25,395	*
I. Joseph Santinoceto	22,014	*

(Table continued on following page)

(Continued from previous page)

	Shares beneficially owned before offering(1)		Number of Shares being sold	Shares beneficially owned after offering(2)
Name	Number	Percentage		Number	Percentage
Thomas J. Gallen	19,612	*
Thomas F. McCrea	16,467	*
John E. Colburn, Jr.	14,649	*
Russell R. Shippee Family Charitable Remainder Unitrust—1997	13,236	*
Charles D. Hooker	13,200	*
Catherine J. Colburn	11,403	*
A. Diane Griffin	11,007	*
The Maxwell Family Trust as of 11/22/95	10,770	*
Gary R. Daigle	10,407	*
Garland C. Wilson	10,176	*
Marjorie A. Dunn	9,226	*
Paul R. Swanson	8,563	*
James T. Hamilton	8,325	*
Bobby G. Melton	8,044	*
Benjamin B. Morrill	7,523	*
William Schmidt	6,600	*
John E. Colburn, Sr.	6,493	*
Loretta T. Ross	6,222	*
C. Dawn Skipper	5,510	*
David A. Hamm	2,875	*
Scott D. Baron	1,840	*
David L. Eslick	0	0.0
Edward J. Bowler	0	0.0
Ernest J. Newborn, II	0	0.0
Suneel Mandava	0	0.0
Wayne Fisher(11)	3,853,738	11.3
Tony G. Holcombe(12)	878,929	2.6
Philip E. Larson, III(13)	8,563,740	25.1
Robert Spass(13)	8,563,740	25.1
All directors and executive officers as a group (8 persons)	13,296,407	39.0

*	Less than 1%.
(1)
The number of shares held and related percentages are presented on an “as if” converted basis, including preferred stock, warrants and accretion, as of June 30, 2002. Accretion was calculated based upon an assumed $17.50 price per common share, which was the share price at which series Y preferred stock was most recently purchased.

(2)
Please read “Capitalization” for a description of the shares of our common stock that will be outstanding upon the consummation of the offering. Includes shares underlying restricted stock units issuable upon consummation of this offering and does not include shares issuable upon exercise of options that may be issued in exchange for SARs soon after the consummation of this offering.

(3)
All of these shares are issuable upon conversion of series W preferred stock, including accretion, which conversion will occur automatically upon the consummation of this offering, and the exercise of series W warrants held by Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P. The address of the beneficial owner is Capital Z Financial Services Fund II, L.P., 54 Thompson Street, New York, New York 10012.

(4)
Of these shares, 2,236,477 are issuable upon conversion of series O preferred stock, including accretion, and 1,617,261 are issuable upon conversion of series R preferred stock, including accretion, which conversion will occur automatically upon the consummation of this offering. The shares of common stock beneficially owned by Zurich Financial Services Group are directly held by the following affiliates of

Zurich Financial Services Group: (a) Federal Kemper Life Assurance Company—216,433 shares issuable upon conversion of series O preferred stock and 129,381 shares issuable upon conversion of series R preferred stock; (b) Fidelity and Deposit Company of Maryland—144,289 shares issuable upon conversion of series O preferred stock and 129,381 shares issuable upon conversion of series R preferred stock; (c) Fidelity Life Association, a Mutual Legal Reserve Company—216,433 shares issuable upon conversion of series O preferred stock and 129,381 shares issuable upon conversion of series R preferred stock; (d) Kemper Corporation—432,867 shares issuable upon conversion of series O preferred stock and 388,143 shares issuable upon conversion of series R preferred stock; (e) Kemper Investors Life Insurance Co.—216,433 shares issuable upon conversion of series O preferred stock and 129,381 shares issuable upon conversion of series R preferred stock; (f) Maryland Casualty Company—721,444 shares issuable upon conversion of series O preferred stock and 517,523 shares issuable upon conversion of series R preferred stock; and (g) Universal Underwriters Insurance—288,578 shares issuable upon conversion of series O preferred stock and 194,071 shares issuable upon conversion of series R preferred stock. The address of the beneficial owner is Zurich Financial Services Group, 1600 McConnor Parkway, #11E092, Schaumburg, Illinois 60196.

(5)
Each of these shares is beneficially owned by J.P. Morgan Chase & Co. and is directly held by: (a) J.P. Morgan Partners (23A SBIC), LLC, (formerly known as CB Capital Investors, LLC)—1,231,350 shares issuable upon conversion of series W preferred stock and 330,001 shares issuable upon exercise of series W warrants; (b) CBD Holdings Ltd.—525,473 shares issuable upon conversion of series N preferred stock and 1,543,587 shares issuable upon conversion of series T preferred stock; and (c) Hambrecht & Quist Group—16,775 shares issuable upon conversion of series E preferred stock. The address of the beneficial owner is J.P. Morgan Chase & Co., 1221 Avenue of the Americas, 39th Floor, New York, New York 10020.

(6)
All of these shares are issuable on conversion of series R preferred stock, including accretion, which conversion will occur automatically upon the consummation of this offering. Each of these shares is beneficially owned by CNA Financial Corporation and directly held by Continental Casualty Company, an affiliate of CNA Financial Corporation. The address of the beneficial owner is CNA Financial Corporation, 333 S. Wabash, CNA Plaza, Chicago, Illinois 60685.

(7)
Provident Asset Trust I directly holds 646,905 shares issuable upon conversion of series R preferred stock, including accretion, of which UnumProvident Corporation disclaims beneficial ownership. Provident Life & Accident Insurance Company directly holds 522,390 shares issuable upon conversion of series W preferred stock, including accretion, and 140,000 shares issuable upon exercise of series W warrants. The Paul Revere Life Insurance Company directly holds 878,929 shares issuable upon conversion of series Y preferred stock. The address of the beneficial owner is c/o Global Trust Services, 450 W. 33rd Street, 15th Floor, New York, New York 10001.

(8)
Of these shares, (a) 113,376 are issuable upon conversion of series C preferred stock, including accretion, which conversion will occur automatically upon the consummation of this offering and are directly held by WLD Trust; (b) 135,254 are issuable upon conversion of series F preferred stock, including accretion, which conversion will occur automatically upon consummation of this offering and are directly held by WLD Trust; (c) 223,800 are issuable upon conversion of series W preferred stock, including accretion, which conversion will occur automatically upon the consummation of this offering, 111,940 of which are directly owned by WLD Equity Partners 1999 L.P. and 111,940 of which are directly owned by the Non-exempt Trust Created under Article 4 of the William D. Horvitz Revocable Trust dated August 29, 1984; and (d) 60,000 are issuable upon the exercise of series W warrants of which 30,000 are directly held by WLD Equity Partners 1999 L.P. and 30,000 are directly held by the Non-exempt Trust Created under Article 4 of the William D. Horvitz Revocable Trust dated August 29, 1984.

(9)
Of these shares, 185,241 are issuable upon conversion of series A preferred stock and 139,360 are issuable upon conversion of series F preferred stock, in each case including accretion, which conversion will occur automatically upon consummation of this offering. The shares of common stock beneficially owned by Saratoga Partners are directly held by the following entities: (a) Saratoga Partners III, C.V.—31,964 shares of series A preferred stock and 18,213 shares of series F preferred stock and (b) Saratoga Partners III, L.P.—153,277 shares of series A preferred stock and 121,147 shares of series F preferred stock.

(10)
Of these shares, 34,540 are issuable upon conversion of series D preferred stock, including accretion, which conversion will occur automatically upon the consummation of this offering. The shares of common stock beneficially owned by Edward J. O’Hara, Jr. are directly held by Edward J. O’Hara, Jr. and Anne C. O’Hara, as Tenants in Common.

(11)	All shares shown are beneficially owned as disclosed in footnote (4). Mr. Fisher disclaims beneficial ownership of these shares.
(12)	All shares shown are beneficially owned by Ceridian Corporation. Mr. Holcombe disclaims beneficial ownership of these shares.
(13)	All shares shown are beneficially owned as disclosed in footnote (3). Messrs. Larson and Spass each disclaim beneficial ownership of these shares.

RELATED PARTY TRANSACTIONS

Zurich/USI Joint Venture

In April 1998, we entered into a joint venture agreement with an affiliate of Zurich under which we each agreed to develop insurance products and programs for the sale and distribution to each of our customers and other entities that are not-for-profit organizations. Zurich made an initial contribution equal to three months of operating expenses for the joint venture and is required to contribute, as necessary, additional capital up to $1.5 million. Until Zurich recovers its total capital contributions, all profits and losses of the joint venture are allocated only to Zurich. Once Zurich recoups these capital contributions, the joint venture’s profits and losses will be allocated 80% to Zurich and 20% to us. At this time, Zurich has not yet recouped its initial capital.

In May 2001, we entered into a term loan with Zurich in the amount of $3.0 million. The principal amount has a maturity date in September 2004, and bears an interest rate based on the prime rate plus 0.50%, which was 5.25% as of June 30, 2002.

JPMorgan Chase/USI Marketing Services Agreement

In August 1999, we entered into a services agreement with Chase Insurance Agency, now a division of JPMorgan Chase, under which we provide personnel, training, know-how and related consulting services to assist in the servicing of JPMorgan Chase insurance customers. Under the terms of the agreement, JPMorgan Chase pays us approximately $400,000 annually and shares commission revenue under a mutually agreed upon percentage according to the product sold. If the agreement is terminated, then we will be restricted from providing services or marketing products for a three-year period to any JPMorgan Chase customer serviced under the agreement and from soliciting the employment of any JPMorgan Chase employee for a period of two years from termination.

Commissions and Fees from Insurance Carriers

In 2001, we received commissions and fees from the placement of insurance premiums (exclusive of fees in respect of the joint ventures mentioned above) of approximately $6 million, $8 million and $7 million from CNA, UnumProvident and Zurich, respectively. Please read “Business—Insurance Carriers.”

Investment Banking, Consulting and Other Fees

In September 1999, we entered into our existing credit facility. JPMorgan Chase Bank is a lender under and acts as syndication agent for our existing credit facility. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Chase & Co., is joint book manager and a lead arranger for our existing credit facility. We pay these firms fees for their services in these capacities. For further information, please read Note 11, “Related Party Transactions,” in our annual financial statements included elsewhere in this prospectus. In addition, J.P. Morgan Securities Inc. is an underwriter in this offering, for which it will receive customary compensation. Please read “Underwriting.”

UnumProvident/USI Marketing Support Agreement

In November 2001, we entered into a market support agreement with UnumProvident under which UnumProvident agreed to pay to us a voluntary benefits marketing service fee in the amount of $500,000 for our marketing of its voluntary benefit products. Under the terms of the agreement, UnumProvident will pay us a 10% commission on gross written premiums on all insurance products which have been developed by and placed with UnumProvident until December 31, 2002. The $500,000 service fee is an advance payment to be earned based on specified premium production levels. In October 2002, UnumProvident will calculate all premiums written under the agreement, and we may be required to reimburse UnumProvident for any amounts not earned by monthly installments over a 22-month period commencing November 2004.

Ceridian Referral and Services Agreement

In October 2001, we entered into a referral agreement, as amended, with Ceridian under which we will refer prospective customers to each other. When we refer customers to Ceridian, Ceridian will pay a fee to us equal to 10% of eligible revenue received in the 48 months following commencement of services by an eligible customer. In the case when Ceridian refers customers to us, we will pay to Ceridian a fee equal to 20% of the commissions we received in the first 12 months following commencement by an eligible customer, and 15% in the 36-month period following the initial 12-month period. In addition, in December 2001, we entered into a service agreement, as amended, under which Ceridian will provide administrative services to us in connection with our provision of COBRA administrative services, flexible spending account administration services and 401(k) retirement plan administration services to our customers. We will pay a fee to Ceridian based on a fixed price per customer serviced by Ceridian per month. The service agreement includes a provision under which Ceridian can recover up to $1.2 million in expected conversion costs if its revenue from administrative services provided by us to our customers fails to meet specific semi-annual requirements.

CNA Financial Corporation Insurance Policy

In May 1999, we purchased an excess professional liability policy from an affiliate of CNA Financial Corporation. See Notes 5 and 11 to our annual consolidated financial statements.

Other

Bernard H. Mizel.    In January 2002, Mr. Mizel retired as our chairman and chief executive officer and entered into an agreement with us. Under the agreement, Mr. Mizel received a one-time cash payment of $295,000 in March 2002. Mr. Mizel is also entitled to receive $645,000 and other benefits annually for three years from the date of his retirement. Mr. Mizel is restricted from soliciting clients, employees and previously identified acquisition targets of the USI companies for two years following the date of his retirement. As part of the agreement, Mr. Mizel may require us to repurchase $1.0 million of our preferred stock owned by him between December 31, 2002 and January 30, 2003.

Loren Claypool.    We entered into an agreement with Mr. Claypool under which Mr. Claypool’s employment agreement as a senior vice president was terminated as of February 1, 2002. Under the agreement, Mr. Claypool received a one-time cash payment of $110,000 in March 2002 and will receive additional payments in the aggregate amount of $275,000. Mr. Claypool is restricted from soliciting clients, employees and previously identified acquisition targets of the USI companies for two years following the date of his termination.

We believe that the transactions described in this “Related Party Transactions” section are on terms no less favorable to us than the terms that would be available to us in transactions with a non-related third party. We intend that future transactions with our related parties will be on a similar basis.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

Authorized Capital Stock

Upon the consummation of the offering, our authorized capital stock under our certificate of incorporation will be 397,000,000 shares, of which 300,000,000 shares will be common stock, par value $.01 per share, 10,000,000 shares will be non-voting common stock, par value $.01 per share, and 87,000,000 shares will be voting preferred stock, par value $.01 per share and no shares will be non-voting preferred stock, par value $.01 per share. As of June 30, 2002, we had 753,486 shares of common stock, no shares of non-voting common stock, 62,367,647 shares of voting preferred stock, excluding accretion, which will be converted into 30,140,098 shares of common stock upon the consummation of the offering including shares issued for accretion, and no shares of non-voting preferred stock outstanding. Upon the consummation of this offering, we will have                  shares of common stock, no shares of non-voting common stock and no shares of preferred stock outstanding. Please read “Capitalization” for a description of the shares of common stock that will be outstanding upon the consummation of this offering. There were 22 holders of record of our common stock and 203 holders of record of our preferred stock as of June 30, 2002.

Common Stock

Holders of common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed under the DGCL or as may otherwise be required by law or our certificate of incorporation, the common stock is our only capital stock entitled to vote in the election of directors and on all other matters presented to our stockholders. Except as required by law or our certificate of incorporation, however, holders of common stock are not entitled to vote on any amendment to our certificate of incorporation that solely relates to the terms of any outstanding series of preferred stock or the number of shares of the series and does not affect the number of authorized shares of common stock or the terms of the common stock if the holders of preferred stock are entitled to vote thereon. The common stock does not have cumulative voting rights.

Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

Non-Voting Common Stock

Holders of our non-voting common stock are not entitled to any voting rights except that the holders may vote as a class, with each holder receiving one vote per share of non-voting common stock, on any amendment, repeal or modification of any provision of our certificate of incorporation that adversely affects the powers, preferences or special rights of holders of non-voting common stock. Shares of our non-voting common stock are convertible into the same number of shares of voting common stock. However, no holder of shares of non-voting common stock is entitled to convert any of its shares into shares of common stock, to the extent that, as a result of such conversion, the holder directly, or indirectly, would own, control or have the power to vote a greater number of shares of common stock or other securities of any kind issued by us than the holder is permitted to own, control or have the power to vote.

Subject to the prior rights of holders of preferred stock, if any, holders of non-voting common stock, which rates equally with our common stock in respect of dividends, are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of non-voting common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

Preferred Stock

Upon the consummation of this offering, no shares of preferred stock will be outstanding and we have no current plans to issue preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

Some series of our preferred stock have related put rights. This stock is sometimes referred to in this prospectus as “Redeemable Preferred Stock.” Please read “Description of Put Rights” for information about holders’ rights to require us to repurchase this preferred stock.

Warrants

Series W Preferred Stock Warrants

We have 6,250,002 outstanding series W warrants issued in September 1999, expiring September 2004, exercisable into an aggregate of 2,499,997 shares of common stock at an exercise price of $15.00 per share upon consummation of this offering.

Common Stock Warrants

In March 1996, we issued warrants to purchase 739,999 shares of common stock at an exercise price of $11.13 per share. These warrants and warrant shares are sometimes referred to in this prospectus as “Redeemable Common Stock and Warrants.” We issued these warrants, which expire in January 2003, as detachable securities to purchasers of an aggregate of $23.0 million principal amount of our senior subordinated notes, which notes were repaid in March 1999. All 739,999 of the warrants were outstanding and exercisable at June 30, 2002. The holders of these warrants and the warrant shares have been granted preemptive, demand and piggyback registration rights and are subject to tag-along and drag-along rights. Please read “—Shareholders’ and Warrantholders’ Agreement” below.

We have the right to repurchase all but not less than all of the warrants issued and shares issuable upon exercise of these warrants, or warrant shares, until the expiration of the warrants. The holders of all or a portion of these warrants and warrant shares may elect to put them back to us until the expiration of the warrants. Holders of the warrants have agreed that these put rights will terminate concurrent with the consummation of this offering. Please read “Description of Put Rights” for information about the holders’ rights to require us to repurchase their warrants or warrant shares.

Shareholders’ and Warrantholders’ Agreement

General

In June 1994, we and holders of our common and preferred stock entered into an amended and restated shareholders’ and warrantholders’ agreement, which was further amended in February 1995, July 1998, September 1999 and December 2001.

Our shareholders’ and warrantholders’ agreement contains provisions such as transfer restrictions,  preemptive rights and board of directors and executive committee composition that expire upon the consummation of this offering.

The following is a summary of the main provisions of the shareholders’ and warrantholders’ agreement that survive the consummation of this offering. This summary of the shareholders’ and warrantholders’ agreement does not purport to be complete and is qualified in its entirety by reference to the shareholders’ and warrantholders’ agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Registration and Related Rights

Holders of greater than 20% of our total equity voting power will have the power to demand registration of their shares. In addition, all of our stockholders have unlimited piggyback registration rights.

Indemnification

The shareholders’ and warrantholders’ agreement provides for the indemnification of the company and the holders, officers, directors and partners against all losses, claims, damages, liabilities and expenses which arise out of any untrue or alleged untrue statement of a material fact contained in any registration statement filed when required by the shareholders’ and warrantholders’ agreement or any omission of a material fact from such a registration statement.

Amendment

The shareholders’ and warrantholders’ agreement may be amended in any respect with the consent of more than 90% of our total voting equity, which vote must include the vote of stockholders having the right to designate members of the board of directors.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation and, upon the consummation of this offering, will be subject to Section 203 of the DGCL. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time such stockholder became an interested stockholder unless, as described below, specified conditions are satisfied. Thus, it may make acquisition of control of our company more difficult. Please read “—Limitations on Change of Control” below. The prohibitions in Section 203 of the DGCL do not apply if:

•
prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to limitations; or

•
at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203 of the DGCL, a “business combination” includes:

•	any merger or consolidation of the corporation with the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;

•
any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder, of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	specified transactions resulting in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
specified transactions involving the corporation which have the effect of increasing the proportionate share of the stock of any class or series or securities convertible into the stock of any class or series of the corporation which is owned by the interested stockholder; or

•	specified transactions in which the interested stockholder receives financial benefits provided by or through the corporation.

Under Section 203 of the DGCL, an “interested stockholder” generally is:

•	any person that owns 15% or more of the outstanding voting stock of the corporation;

•
any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

•	the affiliates or associates of any such person.

Because Capital Z will have owned more than 15% of our outstanding voting stock before we become a public company in this offering, Section 203 of the DGCL, by its terms, will not apply to business combinations with Capital Z even though Capital Z owns 15% or more of our outstanding voting stock. If any other person acquires 15% or more of our outstanding voting stock following the consummation of this offering, such person will be subject to the provisions of Section 203 of the DGCL.

Limitations on Change of Control

The provisions of Section 203 of the DGCL described above could have the following effects, among others:

•	delaying, deferring or preventing a change of control of our company;

•	delaying, deferring or preventing the removal of our existing management;

•	deterring potential acquirers from making an offer to our stockholders; and

•	limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers.

This could be the case notwithstanding that a majority of our stockholders might benefit from a change of control or offer.

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that, as authorized by Section 102(b)(7) of the DGCL, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a “derivative” action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity and expenses.

Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL, and we will advance expenses to our directors, officers, employees and agents in connection with legal proceedings, subject to limited exceptions.

We have and will retain customary insurance policies under which coverage is provided for payments made by us to our directors and officers in respect of the indemnification provisions in our certificate of incorporation and bylaws. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and officers.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage our stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers under these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Mellon Investor Services LLC. The transfer agent’s address is 85 Challenger Road, Ridgefield Park, New Jersey 07660 and its telephone number is (800) 356-2017.

DESCRIPTION OF PUT RIGHTS

Warrants and Warrant Shares

The holders of warrants to purchase our common stock and shares issuable upon exercise of these warrants, or warrant shares, may elect to put them back to us until the expiration of the warrants in January 2003. The put price for the warrants is the greater of zero and the difference between the market price of the common stock and the exercise price of the warrants at the time of the put. The put price for shares that have been issued upon exercise of the warrants is the market price of the common stock at the time of the put. As of June 30, 2002, the aggregate value of the puts was $4.3 million.

Our existing credit facility requires us to obtain or generate sufficient financing to pay for the warrants or warrant shares. If we are not able to obtain financing to pay for the warrants or warrant shares, the holders may elect to either withdraw their puts to us or may accept, in lieu of cash, a subordinated demand note from us in the amount of the purchase price for the warrants or warrant shares. Further, if we obtain financing sufficient to purchase only a portion of the warrants or warrant shares put to us, we will be obligated to purchase the maximum number of warrants or warrant shares that the financing allows.

Holders of the warrants have agreed that these put rights will terminate concurrent with the consummation of this offering.

Series N Preferred Stock

In 1997, in connection with a former joint venture with JPMorgan Chase, we sold 923,000 shares of series N preferred stock to CBC Holding (Delaware) Ltd., an affiliate of JPMorgan Chase, for $6.0 million. In connection with this purchase of stock, which was subsequently transferred to CBD along with all related put rights, we granted CBC a right to put the stock back to us if:

•	any bank or its affiliate acquires a 25% or greater equity interest in us;

•	any other entity, other than Zurich Centre Investments Limited and its affiliates, acquires a 40% or greater equity interest in us; or

•	Zurich Centre Investments Limited and its affiliates acquire a 51% or greater equity interest in us.

The put price is the greatest of (a) the original purchase price paid by CBC for the series N preferred stock, (b) 95% of the fair market value (determined in accordance with a formula set forth in the subscription agreement) of the series N preferred stock on the date CBD delivers a put exercise notice to us and (c) 95% of the per-share purchase price paid by the entity or group whose action triggers CBD’s right to exercise its put. As of June 30, 2002, the aggregate value of the series N preferred stock put was $6.1 million.

These put rights will cease to exist concurrent with the consummation of this offering.

Employee and Former Employee Stock

Substantially all of our employees who hold our preferred stock from prior acquisitions may put to us that number of shares owned by them having a fair market value equal to the employee’s original investment in those shares upon termination of employment by us without cause, the employee’s resignation for good reason or the death or disability of the employee. As of June 30, 2002, the value of the largest individual employee stockholder’s put was $1.8 million. The aggregate value of all employee stockholders’ puts was $17.3 million.

In addition, our retired chairman of the board and one of our other former employees have rights to require us to repurchase some of the preferred stock owned by them at fair market value at the time of such repurchase, up to the amount of their original investment. Our retired chairman may require us to repurchase $1.0 million of the preferred stock owned by him during the period between December 31, 2002 and January 30, 2003. The other former employee may require us to repurchase $3.0 million of the preferred stock owned by him during a 60-day period beginning November 30, 2004.

These put rights continue so long as these employees or former employees own our preferred stock, or the common stock into which it may be converted, and will not be affected by the consummation of this offering. However, if these employees or former employees sell any preferred stock that has related put rights, or any of the common stock into which the preferred stock may have been converted, the put rights with respect to the shares sold would be extinguished.
If we are unable to fund or finance a purchase at the time the preferred stock is put to us by either an employee or former employee, then we will be permitted to delay the purchase for a period of up to 120 days. If we are not able to fund or finance the purchase within the 120-day period, then the stockholder may withdraw the put and the stockholder will again have the right to put the preferred stock to us.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that sales of substantial amounts of our common stock, or the perception that such sales may occur, will have on the prevailing market price of our common stock. Sales of substantial amounts of our common stock in the public market after the restrictions lapse or are waived could adversely affect the prevailing market price.

Upon the consummation of this offering, we expect to have                 shares of common stock outstanding. The shares of common stock being sold in this offering will be freely tradable without restriction or registration under the Securities Act, except for shares, if any, held by our “affiliates,” as that term is defined in the Securities Act. Persons who may be deemed to be our affiliates generally include individuals or entities that control, are controlled by, or are under common control with, our company and may include our directors and officers, as well as our significant stockholders. The remaining shares of our common stock held by our other stockholders are “restricted securities,” as that term is defined in the Securities Act. These shares are eligible for public sale only if registered under the Securities Act or sold in accordance with Rules 144 or 144(k) under the Securities Act.

We and all of our directors, officers and all existing stockholders have agreed that, with exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives on behalf of the underwriters, dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock. The representatives on behalf of the underwriters, in their sole discretion, may release any of these securities subject to the lock-up agreements at any time without notice.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, including one of our affiliates, who beneficially owns “restricted securities” may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; or

•
the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on the SEC’s Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, one of our affiliates and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except one of our affiliates, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Benefit Plans

Following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our 2002 Equity Incentive Plan and our Employee Stock Purchase Plan. We expect the registration statement to be filed soon after the date of this prospectus and to become effective automatically upon filing. Accordingly, our common stock registered under the registration statement will, subject to vesting provisions and volume limitations under the Securities Act applicable to our affiliates, be available for sale in the open market immediately, subject to the 180-day lock-up agreements described above.

Registration Rights

We granted all stockholders prior to this offering registration rights with respect to the shares of our common stock, including shares of common stock issued upon the conversion of our preferred stock, that each of them owns and will own upon the consummation of this offering. For a more complete description of the terms of the registration rights, please read “Related Party Transactions—Shareholders’ and Warrantholders’ Agreement—Registration and Related Rights.”

Any sales of substantial amounts of our common stock in the public markets, or the perception that such sale may occur, could adversely affect the market price of our common stock. Please read “Risk Factors—The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

General

The following discussion summarizes material U.S. federal income and estate tax consequences that may be relevant to a holder of our common stock. This summary deals only with persons that are non-U.S. holders and who will hold their common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of common stock that is not a “U.S. holder” and does not have a valid election in effect under the applicable U.S. treasury regulations to be treated as a U.S. person. A “U.S. holder” is an owner of common stock who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, if U.S. federal income taxation is applicable to the income of that estate regardless of the income’s source; or

•
a trust, if a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

This discussion is based on the Code, United States Treasury Regulations, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address U.S. federal income and estate taxation applicable to non-U.S. holders to whom special tax rules may apply, including banks or other financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, common trust funds, holders whose “functional currency” is not the U.S. dollar, persons that hold our common stock as part of an integrated investment, including a straddle, hedge or conversion transaction, comprised of our common stock and one or more other positions, and U.S. expatriates. In addition, this discussion specifically does not address U.S. federal income and estate tax rules applicable to any persons who hold our common stock through entities treated as partnerships for U.S. federal income tax purposes or through entities which are disregarded for U.S. federal income tax purposes or to such entities themselves. Moreover, this discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any positions taken by the IRS would not be sustained.

Dividends

As discussed elsewhere in this prospectus, we do not anticipate making any distributions on our common stock in the future. If we do make distributions on our common stock in the future, such distributions will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.

Subject to the discussion below, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an income tax treaty a non-U.S. holder will generally be required to provide IRS Form W-8BEN, W-8IMY, or similar appropriate documentation or substitute form certifying the non-U.S. holder’s entitlement to benefits under an applicable income tax treaty. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

No withholding tax applies to dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States and, if a tax treaty applies, that are attributable to a U.S. permanent establishment, if an IRS Form W-8ECI or similar appropriate documentation or substitute form certifying that the dividends are so connected, is filed with us or our paying agent. Instead, the effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the applicable graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a foreign corporation receiving effectively connected dividends may be subject to an additional “branch profits tax” which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits, subject to certain adjustments. This tax is imposed at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless:

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment, in which case you would be taxed on the net gain derived from the sale or other disposition under applicable graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•
in the case of a non-U.S. holder who is a non-resident alien individual and who holds the common stock as a capital asset, this individual is present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions are met, in which case you will be subject to a flat 30% tax on the gain derived from the sale or other disposition; or

•
we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the shorter of the five-year period ending on the date of the sale or disposition or the period during which the non-U.S. holder has held the common stock.

We believe that we have never been, are not currently and do not anticipate becoming a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code. If we were to become a U.S. real property holding corporation, you still would not be subject to U.S. tax if the shares of our common stock are considered to be “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code and you do not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of our common stock.

Information Reporting Requirements and Backup Withholding

Dividends and proceeds from the sale or other taxable disposition of our common stock are potentially subject to backup withholding at a rate of 30% (reduced in years after 2003).

In general, backup withholding will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge that the holder is a U.S. holder. Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected or withholding was reduced or eliminated by an applicable income tax treaty. A similar report is sent to the recipient of the dividend. Pursuant to income tax treaties or some other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge that the holder is a U.S. holder. If you fail to provide the required certification, proceeds from the disposition of our common stock may be subject to information reporting in certain circumstances.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit against the holder’s U.S. federal income tax liability, if any, may be obtained provided that the required information is furnished to the IRS in a timely manner.

Federal Estate Tax

An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value of the common stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

The description set forth above is included for general information only and may not be applicable depending on a stockholder’s particular situation. Prospective stockholders of our common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

UNDERWRITING

We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation, Credit Lyonnais Securities (USA) Inc. and Fox-Pitt, Kelton Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the aggregate number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Credit Suisse First Boston Corporation
Credit Lyonnais Securities (USA) Inc.
Fox-Pitt, Kelton Inc.

Total

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Merrill Lynch may be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not part of this prospectus.

Commissions and Discount

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses to U.S.I. Holdings Corporation	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $        and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to         additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the shares offered by this prospectus for sale to some of our officers, employees and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “USH, ” subject to official notice of issuance. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives and the lead managers believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not intend to confirm sales of the shares to any accounts over which they exercise discretionary authority.

NASD Regulations

We have a variety of relationships with affiliates of J.P. Morgan Securities Inc., which are described below under “—Other Relationships.” Because we may be deemed to have a conflict of interest with J.P. Morgan Securities Inc., this offering will be conducted in accordance with NASD Conduct Rule 2720. This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter that has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by Merrill Lynch.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

An affiliate of J.P. Morgan Securities Inc. acts as a lender and syndication agent under our existing credit facility, and another of its affiliates is a joint book manager and lead arranger for that facility. We are also a party to a services agreement with an affiliate of J.P. Morgan Securities Inc. under which we provide insurance consulting services to it. Additionally, affiliates of J.P. Morgan Securities Inc. hold preferred stock and warrants, which as of June 30, 2002 were convertible into approximately         % of our common stock on an “as if” converted basis after giving effect to this offering. For additional information regarding these relationships, please read “Related Party Transactions” and “Principal and Selling Stockholders.”

An affiliate of Credit Lyonnais Securities (USA) Inc. is acting as our financial advisor. In connection with these services, we will pay a fee in an amount equal to .667% of the gross proceeds received by us in this offering. Also, an affiliate of Credit Lyonnais Securities (USA) Inc. acts as a lender under our existing credit facility.

In addition to the relationships described above, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of our common stock offered in this offering will be passed upon for us by Cahill Gordon & Reindel, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will act as counsel for the underwriters.

EXPERTS

Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in this prospectus and the registration statement of which it is a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information pertaining to us and the common stock offered hereby, reference is made to the registration statement, including the related exhibits, copies of which may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information filed through the SEC’s EDGAR System. The web site can be accessed at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Financial Statements at December 31, 2001 and 2000 and for the three years in the period ended December 31, 2001:
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders’ Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Consolidated Financial Statements at June 30, 2002 (unaudited) and December 31, 2001 and for each of the six-month periods ended June 30, 2002 and June 30, 2001 (unaudited):
Consolidated Balance Sheets	F-37
Consolidated Statements of Operations	F-38
Consolidated Statements of Cash Flows	F-39
Notes to Consolidated Financial Statements	F-40

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
U.S.I. Holdings Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of U.S.I. Holdings Corporation and subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S.I. Holdings Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Los Angeles, California
May 22, 2002, except as to Note 17, as to
which the date is September    , 2002

The foregoing report is the form that will be signed upon the completion of the two-for-five reverse stock split described in Note 17 to the financial statements.

/S/ ERNST & YOUNG LLP

Los Angeles, California
August 29, 2002

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
	(Amounts in Thousands, Except Per Share Data)
Assets
Current assets:
Cash and cash equivalents	$30,832	$1,676
Fiduciary funds—restricted	76,996	65,939
Premiums and commissions receivable, net of allowance for bad debts of $2,074 and $2,123, respectively	156,734	126,394
Other	7,966	13,285
Current assets held for discontinued operations (Note 16)	24,359	28,297

Total current assets	296,887	235,591
Goodwill (net of accumulated amortization of $40,195 and $32,202 for 2001 and 2000, respectively) (Note 2)	176,793	188,346
Other intangible assets (Note 2):
Expiration rights	167,234	164,836
Covenants not-to-compete	38,431	40,442
Other	8,117	8,301

	213,782	213,579
Accumulated amortization	(108,386)	(90,389)

	105,396	123,190
Property and equipment, net (Note 4)	25,470	29,787
Other assets	4,515	4,489
Assets held for discontinued operations (Note 16)	21,799	69,632

Total Assets	$630,860	$651,035

Liabilities, Redeemable Securities and Stockholders’ Equity
Current liabilities:
Premiums payable to insurance companies	$174,482	$143,166
Accrued expenses	42,358	30,179
Current portion of long-term debt (Note 5)	37,086	27,659
Other	6,741	10,676
Current liabilities held for discontinued operations (Note 16)	24,386	24,569

Total current liabilities	285,053	236,249
Long-term debt (Note 5)	212,950	202,770
Deferred income taxes (Note 8)	—	7,258
Other liabilities	5,653	2,796
Liabilities held for discontinued operations (Note 16)	2,733	10,616

Total Liabilities	506,389	459,689

Commitments and contingencies (Notes 9 and 14)
Redeemable securities (Note 7):
Redeemable preferred stock—par value $.01—aggregate liquidation preference $36,955 and $36,427, respectively	27,801	28,590
Redeemable common stock warrants	4,300	2,894

Total Redeemable Securities	32,101	31,484

Stockholders’ equity (Note 6):
Preferred stock—Series A through Y—par $.01—aggregate liquidation preference $435,299 and $385,448, respectively	569	525
Common stock—voting—par $.01, 135,000 shares authorized; 754 shares issued and outstanding	8	8
Common stock—nonvoting—par $.01, 10,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	288,565	259,480
Retained deficit	(196,772)	(100,151)

Total Stockholders’ Equity	92,370	159,862

Total Liabilities, Redeemable Securities and Stockholders’ Equity	$630,860	$651,035

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2001	2000	1999
	(Dollars in Thousands, Except Per Share Data)
Revenues:
Commissions and fees	$308,349	$286,662	$250,757
Investment income	3,230	4,072	3,847

Total Revenues	311,579	290,734	254,604
Expenses:
Compensation and employee benefits	203,307	172,380	157,925
Other operating expenses	76,371	62,407	64,887
Amortization of intangible assets (Note 2)	32,908	32,678	30,386
Depreciation (Note 4)	12,818	10,221	8,508
Interest	25,497	25,573	25,970

Total Expenses	350,901	303,259	287,676

Loss from continuing operations before income tax benefit	(39,322)	(12,525)	(33,072)
Income tax benefit (Note 8)	(4,645)	(2,668)	(9,402)

Net Loss from Continuing Operations	(34,677)	(9,857)	(23,670)
Loss from discontinued operations, net of income taxes (Note 16)	(61,806)	(8,349)	(4,963)
Loss on early extinguishment of debt, net of income tax benefit	—	—	(1,511)

Net Loss	$(96,483)	$(18,206)	$(30,144)

Reconciliation of Net Loss to Net Loss Available to Common Stockholders:
Net loss	$(96,483)	$(18,206)	$(30,144)
Change in aggregate liquidation preference of preferred stock	(21,099)	(21,475)	(16,920)
Change in redemption value of series N preferred stock	(138)	—	576

Net Loss Available to Common Stockholders	$(117,720)	$(39,681)	$(46,488)

Per Share Data—Basic and Diluted (Note 18):
Net loss from continuing operations	$(74.16)	$(41.56)	$(53.08)
Loss from discontinued operations, net of income taxes	(81.97)	(11.07)	(6.58)
Loss on early extinguishment of debt, net of income tax benefit	—	—	(2.00)

Net Loss Per Common Share	$(156.13)	$(52.63)	$(61.66)

Pro Forma Per Share Data Assuming Conversion of Preferred Stock and Redeemable Preferred Stock and the 2 for 5 Common Stock Reverse Stock Split—Basic and Diluted (Note 18):
Net Loss Per Common Share	$(3.42)

See notes to consolidated financial statements.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock Series A-Y		Common Stock		Additional Paid-in Capital	Retained Deficit	Total Stockholders’ Equity
	Shares	Par	Shares	Par
	(Amounts in Thousands)
Balance at December 31, 1998	30,787	$310	754	$8	$137,592	$(52,377)	$85,533
Series M Preferred Stock	—	—	—	—	4	—	4
Series Q Preferred Stock	—	—	—	—	45	—	45
Series V Preferred Stock	31	—	—	—	217	—	217
Series W Preferred Stock	20,833	208	—	—	119,072	—	119,280
Expired Preferred Stock Put Rights	360	3	—	—	691	—	694
Redeemable Series N Put Rights	—	—	—	—	—	576	576
Net Loss	—	—	—	—	—	(30,144)	(30,144)

Balance at December 31, 1999	52,011	521	754	8	257,621	(81,945)	176,205
Series A Preferred Stock Repurchased	—	—	—	—	(9)	—	(9)
Series K Preferred Stock Repurchased	—	—	—	—	(37)	—	(37)
Series W Preferred Stock	—	—	—	—	(50)	—	(50)
Expired Preferred Stock Put Rights	396	4	—	—	1,955	—	1,959
Net Loss	—	—	—	—	—	(18,206)	(18,206)

Balance at December 31, 2000	52,407	525	754	8	259,480	(100,151)	159,862
Series F Preferred Stock Repurchased	(40)	—	—	—	(251)	—	(251)
Series M Preferred Stock	—	—	—	—	5	—	5
Series Q Preferred Stock Repurchased	(70)	(1)	—	—	(524)	—	(525)
Series Y Preferred Stock	4,286	43	—	—	28,957	—	29,000
Expired Preferred Stock Put Rights	205	2	—	—	898	—	900
Redeemable Series N Put Rights	—	—	—	—	—	(138)	(138)
Net Loss	—	—	—	—	—	(96,483)	(96,483)

Balance at December 31, 2001	56,788	$569	754	$8	$288,565	$(196,772)	$92,370

See notes to consolidated financial statements.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2001	2000	1999
	(Dollars in Thousands)
Operating Activities
Net loss from continuing operations	$(34,677)	$(9,857)	$(23,670)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:
Amortization of intangible assets	32,908	32,678	30,386
Depreciation	12,818	10,221	8,508
Interest expense (income) related to common stock warrants	1,406	—	(2,285)
Deferred income taxes	(5,299)	(4,492)	(11,018)
Other non-cash charges	8,489	892	4,891
Changes in operating assets and liabilities (net of purchased companies):
Fiduciary funds—restricted	(11,057)	2,574	1,842
Premiums and commissions receivable	(31,580)	(25,326)	(11,468)
Other assets	6,795	3,681	(4,517)
Premiums payable to insurance companies	31,315	8,557	(416)
Accrued expenses and other liabilities	10,751	10,947	(11,109)

Net Cash Provided by (Used in) Operating Activities	21,869	29,875	(18,856)
Investing Activities
Purchases of property and equipment	(8,467)	(10,315)	(11,879)
Cash paid for businesses acquired and related costs	(6,861)	(2,362)	(12,349)
Cash obtained from businesses acquired, primarily fiduciary funds	444	393	4,859
Other	27	161	51

Net cash used in continuing activities	(14,857)	(12,123)	(19,318)
Net effect of discontinued operations	(14,761)	(11,063)	(23,376)

Net Cash Used in Investing Activities	(29,618)	(23,186)	(42,694)

Financing Activities
Proceeds from issuance of long-term debt, net of issuance costs	45,372	42,599	338,976
Payments on long-term debt	(37,036)	(40,087)	(402,578)
Gross proceeds from issuance of preferred stock	30,000	—	118,302
Payments of issuance costs related to preferred stock	(1,000)	(50)	—
Payments for repurchases of preferred and common stock	(431)	(445)	—

Net Cash Provided by Financing Activities	36,905	2,017	54,700

Increase (decrease) in cash and cash equivalents	29,156	8,706	(6,850)
Cash and cash equivalents at beginning of year	1,676	(7,030)	(180)

Cash and Cash Equivalents at End of Year	$30,832	$1,676	$(7,030)

Supplemental disclosures of cash flow information:
Cash paid for interest	$23,163	$25,318	$22,978
Cash paid for taxes	$2,282	$2,452	$1,001
Supplemental schedule of noncash investing and financing activities:
Preferred stock issued for acquisitions, primarily intangibles	$—	$2,410	$3,855
Long-term debt issued for acquisitions, primarily intangibles	$—	$7,991	$19,359

See notes to consolidated financial statements.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

U.S.I. Holdings Corporation, a Delaware corporation, and subsidiaries (collectively, the Company) is a leading distributor of insurance and financial products and services to small and mid-sized businesses. Founded in 1994, the Company has grown organically and through acquisitions to become the eighth largest insurance broker in the United States and a leading provider of employee health and welfare products and related consulting and administration services. The Company currently has approximately 60,000 small and mid-sized business clients. The Company’s sales and marketing efforts are focused primarily on serving middle-market businesses.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The consolidated financial statements include the accounts of U.S.I. Holdings Corporation and its wholly-owned subsidiaries and have been restated to reflect the Company’s decision to discontinue the operations of its third-party administration business (USIA) in January 2002 as further discussed in Note 16—Discontinued Operations. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

The Company records premiums and commissions receivable from clients, premiums payable to insurance companies and the related commissions income on the later of the effective date of the policy or the billing date. The Company records installment premiums and related commissions periodically as billed.

The Company records commissions on premiums billed and collected directly by insurance companies and contingent commissions when the Company receives data from the insurance companies that allows the Company to reasonably estimate these amounts. The Company is able to reasonably estimate these amounts when it receives the cash, the notification of the amount due from the insurance companies or the insurance policy detail from the insurance companies. The Company receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by the Company. The Company records commission adjustments, including policy cancellations and override commissions, when the adjustments become reasonably estimable.

The Company recognizes fees for consulting and administrative services over the period when the respective services are rendered. The Company recognizes investment income as earned.

Cash and Cash Equivalents

Cash and cash equivalents includes highly liquid investments, such as money market accounts and certificates of deposit, with original maturities of three months or less. The carrying amounts reported on the consolidated balance sheets approximate fair value.

Fiduciary Funds-Restricted

As an insurance broker, the Company directly collects premiums from its clients and, after deducting its commissions and/or fees, remits these premiums to insurance companies. Unremitted insurance premiums are

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

held in a fiduciary capacity until disbursed by the Company. The Company earns interest on these unremitted funds, which is reported as investment income in the accompanying consolidated statements of operations.

The use of premiums collected from clients but not yet remitted to insurance companies is restricted by laws in certain states in which the Company’s subsidiaries operate. These unremitted amounts are reported as fiduciary funds—restricted cash, with the related liability reported as premiums payable to insurance companies in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Assets recorded under capital leases are amortized using the straight-line method over the term of the related lease.

Intangible Assets

Intangible assets represent expiration rights, non-compete agreements and the excess of costs over the fair value of identifiable net assets acquired (goodwill). Expiration rights are records and files obtained from acquired businesses that contain information on insurance policies, clients, and other information that is essential to policy renewals (expiration rights). The Company utilizes a methodology based on attrition rates to estimate the fair value of the expiration rights at the date of the acquisition. The methodology was derived from independent appraisals obtained in connection with the Company’s initial acquisitions. Expiration rights are amortized on a straight-line basis over their estimated lives of five to ten years (with ten years used in most cases), based on historical attrition that has generally been consistent year over year. The costs of non-compete agreements are amortized on a straight-line method over the terms of the agreements, which range from four to seven years. Goodwill is amortized on a straight-line basis over 25 years.

The carrying value of intangibles is reviewed periodically, or when facts or circumstances indicate that the carrying value may be impaired using the methodology prescribed by Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of” (SFAS No. 121). If such a review indicates that the intangibles will not be recoverable, as determined based upon the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company’s carrying value of the intangibles will be reduced to fair value. Management determines fair value based on current and projected annual sales, operating profit and undiscounted annual cash flows; management also considers business prospects, market trends and other economic factors in performing this evaluation. For the year ended December 31, 2001, the Company recorded an impairment charge, which is reflected in the net loss from discontinued operations, of $46,900,000 against goodwill and expiration rights related to USIA (see Note 16—Discontinued Operations). The impairment charge was due to deteriorating operating results with low margin and high capital expenditures which are expected to continue in the indefinite future.

Income Taxes

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities using enacted rates in effect for the year the differences are expected to reverse. In the fourth quarter of 2001, deferred tax assets were reduced through the establishment of a valuation allowance, as it is more likely than not that the deferred tax assets will not be realized in the near future.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

Cash and cash equivalents, premiums and commissions receivable, premiums payable to insurance companies, other current liabilities, current portion of long-term debt and long-term debt are considered financial instruments. The Company believes that due to the short duration of certain financial instruments, specifically cash and cash equivalents, premiums and commissions receivable, premiums payable to insurance companies, other current liabilities and current portion of long-term debt, the carrying amounts approximate fair value. For long-term debt, the Company uses the present value of future cash flows, discounted at the Company’s current incremental rate of borrowing on similar debt, to ascertain a fair value. At December 31, 2001 and 2000, the fair value of the Company’s long-term debt approximates the carrying value of such debt.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations,” which eliminates the pooling-of-interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company did not initiate any business combinations after June 30, 2001, so SFAS No. 141 had no impact on the accompanying financial statements.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized but tested for impairment on a periodic basis. Intangible assets deemed to have indefinite lives will no longer be amortized but will also be subject to impairment tests at least annually. Other intangible assets will continue to be amortized over their useful lives. Goodwill amortization expense in 2001, 2000 and 1999 was $9,131,000, $9,577,000 and $7,756,000, respectively. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In May 2002, the Company completed the transitional impairment test, which indicated that there was no goodwill impairment at January 1, 2002. The Company has no intangible assets with indefinite lives (see Note 2—Goodwill and Other Intangible Assets).

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of,” and accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” (APB 30) for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 beginning January 1, 2002. As a result of the Company’s decision to discontinue USIA’s operations in January 2002, the accompanying financial statements have been restated to separately reflect continuing and discontinued operations (see Note 16—Discontinued Operations).

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” (SFAS No. 145). SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB 30 will now be used to classify those gains and losses. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item shall be reclassified. The Company will adopt SFAS No. 145 beginning January 1, 2003. The Company has not yet determined the impact this Statement will have on its financial position or results of operations.

2.    Goodwill and Other Intangible Assets

A reconciliation of reported net loss from continuing operations to adjusted net loss from continuing operations had SFAS No. 142 been applied beginning January 1, 1999 is as follows for the years ended December 31:

	2001		2000		1999
	Amount	Per Share Data—Basic and Diluted	Amount	Per Share Data—Basic and Diluted	Amount	Per Share Data—Basic and Diluted
	(Dollars in Thousands, Except Per Share Data)
Reported net loss from continuing operations	$(34,677)	$(74.16)	$(9,857)	$(41.56)	$(23,670)	$(53.08)
Addback (net of tax):
Amortization of goodwill	8,182	10.85	8,745	11.60	6,980	9.26

Adjusted net loss from continuing operations	$(26,495)	$(63.31)	$(1,112)	$(29.96)	$(16,690)	$(43.82)

The changes in the carrying amount of goodwill by reportable segment are as follows:

	Insurance Brokerage	Specialized Benefits Services	Corporate	Total
	(Dollars in Thousands)
December 31, 1999	$122,345	$23,516	$42,244	$188,105
Goodwill acquisitions/adjustments	2,646	6,191	981	9,818
Amortization expense	(5,840)	(1,105)	(2,632)	(9,577)

December 31, 2000	119,151	28,602	40,593	188,346
Goodwill acquisitions/adjustments	2,808	(959)	(4,271)	(2,422)
Amortization expense	(5,887)	(1,360)	(1,884)	(9,131)

December 31, 2001	$116,072	$26,283	$34,438	$176,793

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s amortizable intangible assets by asset class are as follows at December 31:

	Gross Carrying Value	Accumulated Amortization	Weighted-Average Amortization Period
	(Dollars in Thousands)
2001
Expirations rights	$167,234	$77,144	10 years
Covenants not-to-compete	38,431	30,550	7 years
Other	8,117	692	5 years

Total	$213,782	$108,386

2000
Expiration rights	$164,836	$62,627	10 years
Covenants not-to-compete	40,442	27,070	7 years
Other	8,301	692	5 years

Total	$213,579	$90,389

The amortization expense for the years ended December 31, 2001, 2000 and 1999 was $32,908,000, $32,678,000 and $30,386,000, respectively. The amortization expense for amortizable intangible assets for the years ending December 31, 2002, 2003, 2004, 2005 and 2006 is estimated to be $20,453,000, $19,376,000, $16,980,000, $14,021,000 and $10,775,000, respectively.

The Company has no intangible assets with indefinite lives.

For the year ended December 31, 2001, the Company recorded a $46,900,000 impairment charge against goodwill and expiration rights related to its discontinued operations (see Note 16—Discontinued Operations).

3.    Acquisitions and Divestitures

During 2001, the Company made no acquisitions. In July 2001, the Company sold certain insurance accounts and other assets of one insurance brokerage operation resulting in a pre-tax gain of $2,000. Revenues, expenses and assets of this operation were not material to the consolidated financial statements.

During 2000, the Company acquired the assets of one insurance brokerage operation and all of the outstanding common stock of one specialized benefits services business within the United States. The aggregate preliminary purchase price of $14,613,000 included cash of $3,815,000, notes payable to sellers of $7,991,000, 389,000 shares of the Company’s Preferred Stock valued at $2,410,000 and associated costs capitalized of $397,000. The excess of the purchase price over the tangible net assets assumed of $2,102,000 is $12,511,000, $5,827,000 of which related primarily to expiration rights, and $6,684,000 of which has been recorded as goodwill.

During 1999, the Company acquired the assets of eight insurance brokerage operations and all of the outstanding common stock of four other insurance brokerage operations and one specialized benefits services business located throughout the United States. The aggregate preliminary purchase price of $33,006,000 included cash of $9,092,000, notes payable to sellers of $19,359,000, 554,000 shares of the Company’s Preferred Stock valued at $3,855,000 and associated costs capitalized of $700,000. The excess of the purchase price over the tangible net assets assumed of $(165,000) is $33,171,000, $15,214,000 of which related primarily to expiration

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rights and $14,740,000 of which has been recorded as goodwill. In December 1999, the Company sold certain insurance accounts and other assets of one insurance brokerage operation resulting in a pre-tax loss of $3,230,000. Revenues, expenses and assets of this operation were not material to the consolidated financial statements.

All of these acquisitions have been accounted for using the purchase method, and their related net assets and results of operations were included in the Company’s consolidated financial statements on their respective acquisition dates. A majority of the acquisitions have provisions for a reduction in consideration if the acquired company does not meet future financial results. Additionally, some acquisitions have provisions for contingent additional consideration if the acquired company achieves future financial targets. Additional or a reduction in consideration resulting from acquisition contingency provisions is recorded as an adjustment to intangible assets when the contingency is settled.

In some cases, acquisitions included annual cash bonuses (Growth Based Bonuses), which are expensed as incurred. Effective January 2000, the Company discontinued the practice of offering Growth Based Bonuses. The Company expects that all of its Growth Based Bonus obligations related to completed acquisitions will expire by December 31, 2004. The Growth Based Bonus expense for the years ending December 31, 2002, 2003 and 2004 is estimated to be $1,765,000, $307,000 and $124,000, respectively.

There have been no significant adjustments to the original purchase price of acquisitions in each of the three years ended December 31, 2001.

As of December 31, 2001, the estimated unrecorded future significant contingency payments related to acquisitions totaled $16,500,000.

The basic structure for an acquisition by the Company generally includes employment agreements with the employee shareholders of the acquired company. Compensation under these agreements is generally in the form of a guaranteed salary plus an incentive-based bonus. Such amounts are expensed as incurred.

4.    Property and Equipment

Property and equipment consists of the following:
	December 31,
	2001	2000
	(Dollars in Thousands)
Furniture and equipment	$55,883	$51,583
Leasehold improvements	6,781	6,055

	62,664	57,638
Less accumulated depreciation	(37,194)	(27,851)

Property and equipment, net	$25,470	$29,787

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Long-Term Debt

Long-term debt consists of the following:
	December 31,
	2001	2000
	(Dollars in Thousands)
Term loan	$112,500	$118,750
Existing credit facility	73,475	44,000
Notes issued in connection with acquisitions, due various dates through 2007 at interest rates from 7% to 10%	42,178	48,616
CNA Pro Finite Risk Policy	7,570	11,312
Zurich term loan	3,000	—
Other long-term debt, including capital leases	11,313	7,751

Total debt	250,036	230,429
Current portion of long-term debt	(37,086)	(27,659)

Long-term debt	$212,950	$202,770

In May 2001, the Company entered into a term loan with Zurich Services Corporation (Zurich) in the amount of $3,000,000. The principal amount has a maturity date of September 20, 2004, and bears an interest rate based on the prime rate plus .50% (5.50% at December 31, 2001).

On March 2, 1999, the Company replaced a $100,000,000 revolving credit facility (the Previously Existing Credit Facility) with a $200,000,000 credit facility (Credit Facility). The Credit Facility was structured as follows: a $75,000,000 revolving credit facility expiring on December 31, 2004, a $35,000,000 term loan expiring on December 31, 2005, and a $90,000,000 bridge loan expiring on June 30, 2000. The proceeds from borrowings under the Credit Facility were drawn to (i) repay all or a portion of certain notes issued for acquisitions, (ii) refinance amounts outstanding under the Previously Existing Credit Facility, (iii) repay senior subordinated notes, (iv) pay accrued interest on the repaid or refinanced notes issued for acquisitions, Previously Existing Credit Facility and the senior subordinated notes and (v) pay fees and expenses in connection with the Credit Facility, including a prepayment penalty in connection with the prepayment of the senior subordinated notes. As a result of repaying senior subordinated notes and replacing the Previously Existing Credit Facility, in 1999 the Company recorded a charge of $1,511,000, net of a related tax benefit of $1,007,000, as an extraordinary loss on the early extinguishment of debt to reflect a prepayment penalty and the write-off of debt issuance costs.

On September 17, 1999, the Company amended and restated the Credit Facility with a $200,000,000 credit facility (Existing Credit Facility). The Existing Credit Facility is structured as follows: a $75,000,000 revolving credit facility expiring on September 17, 2004, and a $125,000,000 term loan payable in quarterly installments commencing on December 31, 1999. The last quarterly installment is due on September 17, 2004, the maturity date of the term loan. Proceeds from borrowings under the Existing Credit Facility were drawn to (i) refinance amounts outstanding under the Credit Facility, (ii) repay all or a portion of certain notes issued for acquisitions, (iii) pay accrued interest on the repaid or refinanced notes issued for acquisitions and Credit Facility and (iv) pay fees and expenses in connection with the Existing Credit Facility.

The revolving credit facility is available on a revolving basis for loans denominated in U.S. dollars and for letters of credit. As of December 31, 2001, there was $73,474,900 outstanding under this facility. Borrowings under the revolving credit facility and term loan bear interest rates based on LIBOR plus a maximum of 4.5%. Additionally, there is a quarterly commitment fee on the unused portion of the revolving credit facility of 0.75%. The revolving credit facility may be used for acquisition financing and general corporate purposes. The Existing

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Facility contains provisions that limit the payment of dividends or other distributions to stockholders. The Existing Credit Facility also contains financial covenants that must be met with respect to interest and fixed charges coverage and limitations on consolidated debt and capital expenditures, and further limit the incurrence of certain secured indebtedness. The Company is currently in compliance with all debt covenants, as amended, governing its indebtedness. Substantially all of the assets of the Company are pledged as collateral against long-term debt.

In the event the Company does not meet the financial covenant that limits the Company’s consolidated debt at December 31, 2002, the Company will be required to pay an advisory fee equal to 1.00% of the outstanding borrowings under the term loan and the revolving credit facility. In addition, the Company is required to pay a fee upon termination of the credit facility equal to 1.00% of the revolving credit commitment and the outstanding borrowings under the term loan determined 30 days prior to termination.

Effective July 26, 2000, the Company entered into an interest rate cap agreement (Cap Agreement) with a notional amount of $60,625,000 whereby the Company receives a fixed interest rate of 8% based on prior three months LIBOR. The Company paid a fixed fee of $115,000 to enter into the Cap Agreement, which was recorded in 2000. The Cap Agreement expires on September 17, 2002. The objective of the Cap Agreement is to reduce the impact of interest rate changes on the Company’s Existing Credit Facility. The fair value of the Cap Agreement is not material at December 31, 2001.

In April 1999, the Company entered into a finite risk and excess liability policy with CNA Pro, an affiliate of CNA Financial Corporation, with a coverage effective date of January 1, 1999. The policy expires on December 31, 2003, with premiums being paid quarterly. The coverage is in excess of the Company’s primary professional liability insurance and is bifurcated as follows: $17,200,000 in the aggregate in respect of the Nassau County litigation (see Note 16—Discontinued Operations) and up to $20,000,000 aggregate professional liability coverage for all other claims besides the Nassau County litigation. In June 1999, the Company utilized the $17,200,000 of coverage to pay the Nassau County litigation settlement and related expenses. The $17,200,000 has been recorded as debt bearing interest at 13.44% on the consolidated balance sheets and is amortized quarterly as a portion of premiums paid. The final quarterly installment is due September 1, 2003.

At December 31, 2001, future maturities of long-term debt were as follows (dollars in thousands):

Year	Amount
2002	$37,086
2003	53,435
2004	153,419
2005	4,314
2006	1,336
Thereafter	446

Total future maturities of debt	$250,036

In April 2002, the Company’s term loan was reduced by a $16,300,000 payment.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Stockholders’ Equity

Preferred Stock

The Board of Directors from time-to-time may create one or more series from the authorized and unissued shares of the Company’s convertible Preferred Stock. The Company’s Preferred Stock consisted of the following series:
	Par	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
	(Amounts in Thousands, Except Per Share Data)
December 31, 2001
Series A	$0.01	1,181	536	$2,821
Series B	0.01	236	122	667
Series C	0.01	240	212	1,136
Series D	0.01	1,432	1,366	7,277
Series E	0.01	94	30	195
Series F	0.01	1,481	1,391	9,612
Series G	0.01	209	4	24
Series H	0.01	3,109	1,690	12,058
Series I, Nonvoting	0.01	1,400	1,348	9,618
Series J	0.01	59	2	12
Series K	0.01	293	135	1,288
Series L	0.01	305	76	681
Series M	0.01	88	6	55
Series N	0.01	3,295	81	763
Series O	0.01	3,846	3,846	35,972
Series P	0.01	150	121	1,096
Series Q	0.01	1,313	101	955
Series R	0.01	17,333	17,333	152,606
Series S	0.01	—	—	—
Series T	0.01	3,226	3,226	28,831
Series U	0.01	767	—	—
Series V	0.01	479	31	220
Series W	0.01	29,500	20,833	139,305
Series X	0.01	581	14	90
Series Y	0.01	6,500	4,284	30,017

		77,117	56,788	$435,299

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
	Par	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
	(Amounts in Thousands, Except Per Share Data)
December 31, 2000
Series A	$0.01	1,065	420	$2,091
Series B	0.01	236	122	628
Series C	0.01	240	212	1,069
Series D	0.01	1,432	1,367	6,846
Series E	0.01	80	30	183
Series F	0.01	1,467	1,417	9,201
Series G	0.01	206	—	—
Series H	0.01	3,109	1,691	11,306
Series I, Nonvoting	0.01	1,400	1,348	9,018
Series J	0.01	57	—	—
Series K	0.01	293	135	1,211
Series L	0.01	291	62	515
Series M	0.01	66	4	27
Series N	0.01	3,277	63	554
Series O	0.01	3,846	3,846	33,472
Series P	0.01	150	121	1,018
Series Q	0.01	1,276	134	1,216
Series R	0.01	17,333	17,333	146,106
Series S	0.01	—	—	—
Series T	0.01	3,226	3,226	27,621
Series U	0.01	786	—	—
Series V	0.01	479	31	220
Series W	0.01	29,500	20,833	133,056
Series X	0.01	581	12	90

		70,396	52,407	$385,448

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
	Par	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
	(Amounts in Thousands, Except Per Share Data)
December 31, 1999
Series A	$0.01	1,059	416	$1,946
Series B	0.01	164	50	243
Series C	0.01	240	212	1,003
Series D	0.01	1,416	1,351	6,344
Series E	0.01	80	30	171
Series F	0.01	1,385	1,335	8,109
Series G	0.01	206	—	—
Series H	0.01	3,109	1,691	10,554
Series I, Nonvoting	0.01	1,400	1,348	8,418
Series J	0.01	57	—	—
Series K	0.01	130	35	257
Series L	0.01	229	—	—
Series M	0.01	62	—	—
Series N	0.01	3,240	26	218
Series O	0.01	3,846	3,846	30,972
Series P	0.01	150	121	940
Series Q	0.01	1,265	127	1,069
Series R	0.01	17,333	17,333	139,606
Series S	0.01	—	—	—
Series T	0.01	3,226	3,226	26,411
Series U	0.01	786	—	—
Series V	0.01	479	31	220
Series W	0.01	29,500	20,833	126,805
Series X	0.01	975	—	—

		70,337	52,011	$363,286

The Preferred Stock is generally entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted and has voting rights and powers equal to the voting rights and powers of the Common Stock. The Company’s Preferred Stock has a liquidation preference that is at least equal to the original issuance price. Each of Series A through Q carries a liquidation preference equal to the original issuance price plus 10% per year. Series R, T, W and Y carry a liquidation preference equal to the original issuance price plus 5% per year. Series U, V and X carry a liquidation preference equal to the original issuance price. The liquidation preference actually received for Series R and T may be reduced if certain financial performance thresholds are achieved by the Company.

The Preferred Stock is convertible into Common Stock at either the option of the Company upon the occurrence of certain events, or at the option of the stockholder at any time. The per share conversion rate is equal to one plus an amount equal to the excess of the liquidation preference over the original issuance price divided by the fair market value of one share of Common Stock on the conversion date. The per share conversion rate is also adjusted for stock splits or dividends.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While shares of Preferred Stock are outstanding, dividends may only be declared by unanimous consent of the Board of Directors, and the holders of Preferred Stock are entitled to share proportionately in any dividend declared on the Common Stock.

Series W stockholders were issued warrants convertible into shares of Series W Preferred Stock. As of December 31, 2001, 6,250,002 warrants were outstanding and exercisable. The warrants have a strike price of $6.00 per share and expire on September 17, 2004.

Common Stock

The following schedule summarizes transactions pertaining to the Company’s Common Stock:

	Shares Authorized	Shares Outstanding
	(Amounts in Thousands)
December 31, 1999	135,000	754

December 31, 2000	135,000	754

December 31, 2001	135,000	754

The Company issued Common Stock to certain key employees in consideration of future services. Such shares generally vest over five years, although accelerated vesting is possible under certain circumstances, including the sale of the Company or a change in control. Compensation expense related to this issuance for 2001, 2000 and 1999 was $0, $22,000 and $36,000, respectively. At December 31, 2001, 2000 and 1999, there were 753,000, 753,000 and 728,000 vested shares outstanding, respectively.

The Board of Directors has authorized 10,000,000 shares of nonvoting Common Stock with a par value of $.01. At December 31, 2001, there were no such shares outstanding.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-Term Incentive and Share Award Plan

In 1995, the Company adopted the Long-Term Incentive and Share Award Plan (the Incentive Plan). The intention of the Incentive Plan is to provide a means to attract, retain and motivate employees and directors of the Company, upon whose judgment, initiative and efforts, the continued success, growth and development of the Company is dependent. The Incentive Plan provides that the Company may, at its discretion, grant an award, including options, stock appreciation rights (SARs), restricted shares, and other share-based awards, to any eligible employee. The provisions for vesting are similar to that of the Common Stock issued to certain key employees. Upon exercise of a SAR, the holder is entitled to receive, in cash, the excess of the fair market value per share of the Company’s Common Stock on the date of exercise over the grant price of the SAR. The valuation of SARs is based upon the estimated fair value of a share of Common Stock.

The following table summarizes the activity under the Incentive Plan:

	SARs Outstanding	Grant Prices Per Share
	(Amounts in Thousands, Except Per Share Data)
December 31, 1998:	1,262
SARs granted	1,045	$15.50-18.75
SARs redeemed	(3)	$17.50
SARs canceled	(15)	$0.01-20.62

December 31, 1999:	2,289
SARs granted	711	$15.50
SARs redeemed	(26)	$0.01-15.00
SARs canceled	(224)	$15.50-18.75

December 31, 2000:	2,750
SARs granted	523	$15.50
SARs redeemed	(7)	$0.02
SARs canceled	(73)	$0.01-18.75

December 31, 2001	3,193

Compensation expense for SARs is recorded over the vesting period based on the change in fair value from grant date to each balance sheet date. Grant prices are generally greater than or equal to the estimated fair value of the Company’s Common Stock at the grant date. Compensation expense in 2001, 2000 and 1999 related to the SARs was $3,092,000, $250,000 and $(777,000), respectively. At December 31, 2001, 2000 and 1999, there were 1,393,200, 964,800 and 552,000 vested SARs outstanding, respectively.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Redeemable Preferred Stock and Common Stock Warrants

The Company’s Redeemable Preferred Stock consists of the following series:

Redeemable Preferred Stock

	Par	Shares Authorized, Issued and Outstanding	Aggregate Liquidation Preference
	(Amounts in Thousands, Except Per Share Data)
December 31, 2001
Series A	$0.01	531	$2,800
Series B	0.01	22	122
Series C	0.01	37	200
Series D	0.01	352	1,874
Series E	0.01	106	684
Series F	0.01	63	436
Series G	0.01	253	1,808
Series H	0.01	—	—
Series I, Nonvoting	0.01	—	—
Series J	0.01	31	252
Series K	0.01	202	1,748
Series L	0.01	195	1,758
Series M	0.01	107	1,009
Series N	0.01	1,005	9,201
Series O	0.01	—	—
Series P	0.01	—	—
Series Q	0.01	687	6,900
Series R	0.01	—	—
Series S	0.01	—	—
Series T	0.01	—	—
Series U	0.01	233	1,921
Series V	0.01	521	3,647
Series W	0.01	—	—
Series X	0.01	419	2,595
Series Y	0.01	—	—

		4,764	$36,955

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Par	Shares Authorized, Issued and Outstanding	Aggregate Liquidation Preference
	(Amounts in Thousands, Except Per Share Data)
December 31, 2000
Series A	$0.01	647	$3,211
Series B	0.01	22	115
Series C	0.01	37	188
Series D	0.01	352	1,763
Series E	0.01	120	732
Series F	0.01	77	498
Series G	0.01	256	1,717
Series H	0.01	—	—
Series I, Nonvoting	0.01	—	—
Series J	0.01	33	247
Series K	0.01	202	1,636
Series L	0.01	209	1,762
Series M	0.01	129	1,141
Series N	0.01	1,023	8,704
Series O	0.01	—	—
Series P	0.01	—	—
Series Q	0.01	724	6,709
Series R	0.01	—	—
Series S	0.01	—	—
Series T	0.01	—	—
Series U	0.01	214	1,762
Series V	0.01	521	3,647
Series W	0.01	—	—
Series X	0.01	419	2,595

		4,985	$36,427

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Par	Shares Authorized, Issued and Outstanding	Aggregate Liquidation Preference
	(Amounts in Thousands, Except Per Share Data)
December 31, 1999
Series A	$0.01	653	$3,043
Series B	0.01	94	455
Series C	0.01	37	176
Series D	0.01	368	1,724
Series E	0.01	120	685
Series F	0.01	159	962
Series G	0.01	256	1,603
Series H	0.01	—	—
Series I, Nonvoting	0.01	—	—
Series J	0.01	33	230
Series K	0.01	365	2,739
Series L	0.01	271	2,115
Series M	0.01	133	1,083
Series N	0.01	1,060	8,334
Series O	0.01	—	—
Series P	0.01	—	—
Series Q	0.01	735	6,269
Series R	0.01	—	—
Series S	0.01	—	—
Series T	0.01	—	—
Series U	0.01	214	1,762
Series V	0.01	521	3,647
Series W	0.01	—	—
Series X	0.01	25	155

		5,044	$34,982

Substantially all of the Company’s employees who hold Preferred Stock from prior acquisitions may put to the Company the number of shares owned by them having a fair value equal to the employee’s original investment in those shares upon the (a) termination of employment by the Company without cause, (b) employee’s resignation for good reason or (c) disability or death of the employee. The original issuance cost of $18,663,000 and $19,590,000 at December 31, 2001 and 2000, respectively, is reported as Redeemable Preferred Stock in the accompanying balance sheets. As the Company is obligated to repurchase Preferred Stock from its employees only in an amount equal to the original issuance cost of their Preferred Stock, changes in the fair value of such series are not required to be recognized in the Company’s statements of operations or stockholders’ equity.

On December 1, 1999, the Company agreed to extend the put option held by a former employee. The former employee may require the Company to repurchase $3,000,000, the original issuance cost (see above), of Preferred Stock shares owned by him during a 60-day period beginning November 30, 2004. The $3,000,000 at December 31, 2001 and 2000, is reported as Redeemable Preferred Stock in the accompanying balance sheets.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 1997, in connection with a former joint venture with JPMorgan Chase, the Company sold 923,000 shares of Series N Preferred Stock to CBC Holding Ltd. (CBC), an affiliate of JPMorgan Chase, for $6,000,000. In connection with this transaction, JPMorgan Chase received the right to designate a nominee of the Company’s board of directors. In October 1998, the Company sold 3,300,000 shares of Series T Preferred Stock to CBD Holdings Ltd. (CBD), another affiliate of JPMorgan Chase, for $25,000,000, and CBC transferred its holdings of Series N Preferred Stock to CBD. In connection with this transaction, JPMorgan Chase received the right to designate a member of the executive committee of the Company’s board of directors.

In connection with the Series N Preferred Stock purchase by CBC (which was subsequently transferred to CBD, along with all the related put rights), the Company granted CBC the right to put the Preferred Stock back to the Company if any of the following occurs:

•	Any bank or its affiliate acquires a 25% or greater equity interest in the Company;

•	Any other entity, other than Zurich Centre Investments Limited and its affiliates (Zurich), a current stockholder of the Company, acquires a 40% or greater equity interest in the Company; or

•	Zurich acquires a 51% or greater equity interest in the Company.

The put price is the greatest of (a) the original purchase price paid by CBC for the series N Preferred Stock, (b) 95% of the fair market value as determined by the Company’s board of directors or an independent appraiser of the series N Preferred Stock on the date CBD delivers a put exercise to the Company, and (c) 95% of the per share purchase price paid by the entity or group whose action triggers the right to exercise the put. The put price was $6,138,000 and $6,000,000 at December 31, 2001 and 2000, respectively, and is reported as Redeemable Preferred Stock in the accompanying balance sheets. The change in the put price is recorded as an adjustment to retained deficit and is reflected as an adjustment to the net loss in the computation of basic earnings per share (EPS). The change in the put price recorded as an adjustment to the Company’s retained deficit was $138,000, $0 and $(576,000) for the years ended December 31, 2001, 2000 and 1999, respectively.

The series T Preferred Stock does not have a put option or warrants.

Common Stock Warrants

Warrants to purchase 739,999 shares of the Company’s voting Common Stock issued in conjunction with a 1996 senior subordinated debt offering that was repaid in 1999 were outstanding and exercisable at December 31, 2001. The Company has the right to repurchase all, but not less than all, the warrants issued in 1996 and shares issuable upon the exercise of these warrants until January 2003. The warrants have a strike price of $11.13 per share and expire on March 14, 2003. The holders of the warrants or the shares issuable upon exercise of the warrants (warrant shares), may put the warrants or the warrant shares back to the Company at any time until March 14, 2003, but only if the repurchase of these securities does not cause the Company to violate the covenants of its Existing Credit Facility. The put price for the warrants is the greater of zero and the difference between the market price of the common stock and the exercise price of the warrants at the time of the put. The put price for shares which have been issued upon exercise of the warrants is the market price of the common stock at the time of the put. The value of the warrants was $4,300,000 and $2,894,000 at December 31, 2001 and 2000, respectively, and is reported as Redeemable Common Stock warrants in the accompanying balance sheets. The change in the value of the warrants is recorded as interest expense (income) and was $1,406,000, $0 and $(2,285,000) for the years ended December 31, 2001, 2000 and 1999, respectively.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Income Taxes

For the years ended December 31, the provision (benefit) for income taxes related to continuing operations consists of the following:
	2001	2000	1999
	(Dollars in Thousands)
Current provision:
Federal	$(1,113)	$324	$23
State	1,659	1,500	1,593

Total current provision	546	1,824	1,616
Deferred benefit:
Federal	(11,222)	(3,818)	(9,365)
State	(1,980)	(674)	(1,653)

Total deferred benefit	(13,202)	(4,492)	(11,018)
Valuation allowance	8,011	—	—

Total income tax benefit	$(4,645)	$(2,668)	$(9,402)

Income taxes recorded by the Company related to continuing operations differ from the amounts computed by applying the statutory U.S. federal tax rate to the loss before income taxes. Significant reconciling items are as follows:

	2001		2000		1999
	(Dollars in Thousands)
Expected benefit	$(13,369)	(34.0)%	$(4,259)	(34.0)%	$(11,245)	(34.0)%
Nondeductible goodwill	2,879	7.3	2,386	19.1	2,136	6.5
Change in valuation allowance	8,011	20.4	—	—	—	—
Tax effect of elimination of intercompany revenues and expenses	(2,416)	(6.1)	(2,769)	(22.1)	(2,127)	(6.4)
State income taxes (net of federal tax benefit)	(1,264)	(3.2)	990	7.9	(638)	(1.9)
Nondeductible meals and entertainment	650	1.7	431	3.4	441	1.3
Interest expense (income) on common stock warrants	478	1.2	—	—	(777)	(2.4)
State net operating loss	289	0.7	—	—	1,162	3.5
Recovery of income taxes	(965)	(2.5)	—	—	—	—
Other	1,062	2.7	553	4.4	1,646	5.0

Total income tax benefit	$(4,645)	(11.8)%	$(2,668)	(21.3)%	$(9,402)	(28.4)%

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the impact of temporary differences between the values recorded for financial reporting purposes and values utilized for measurement in accordance with current tax laws. The tax effects of the significant temporary differences giving rise to the Company’s deferred tax assets (liabilities) from continuing operations at December 31 are as follows:

	2001	2000
	(Dollars in Thousands)
Current deferred tax assets (liabilities):
Bad debt reserves	$779	$764
Accrued compensation	1,220	147
Accrued severance	1,512	—
Loss reserve	952	—
Other	1,343	86

Current deferred tax assets (liabilities)	5,806	997
Valuation allowance	(5,806)	—

Net current deferred tax assets (liabilities)	$—	$997

Noncurrent deferred tax assets (liabilities):
Intangible assets	$(11,522)	$(17,930)
Retention agreements	2,120	1,636
Net operating loss carryforward	8,408	8,105
Deferred rent	1,538	—
Accrued compensation	1,851	—
Other	(190)	931

Noncurrent deferred tax assets (liabilities)	2,205	(7,258)
Valuation allowance	(2,205)	—

Net noncurrent deferred tax assets (liabilities)	$—	$(7,258)

At December 31, 2001, the Company had a net operating loss carryforward of approximately $23,466,000 for federal tax purposes that will expire during the period 2011 through 2021. In addition, as a result of certain acquisitions, the Company had a preacquisition net operating loss carryforward of approximately $1,262,000. To the extent not utilized, the preacquisition net operating loss has expiration dates from 2011 through 2013.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Lease Commitments

The Company leases various facilities and equipment under noncancelable operating leases. These leases generally contain renewal and/or purchase options and escalation clauses. Minimum aggregate rental commitments at December 31, 2001, under noncancelable operating leases having an initial term of more than one year, are as follows (dollars in thousands):

Year	Amount
2002	$14,350
2003	13,024
2004	11,116
2005	9,175
2006	6,237
Thereafter	12,431

Total future minimum lease payments	$66,333

Total rental expense in 2001, 2000 and 1999 was $15,984,000, $14,088,000 and $12,268,000, respectively.

10.    Employee Benefits

The Company established a 401(k) Plan (the Plan) covering substantially all employees with at least six months of service. Under the Plan, the first 4% of a participant’s contribution will be eligible for a discretionary employer match of $0.75 for each dollar contributed. The maximum employer match is 3% of a participant’s annual compensation.

Following an acquisition, the Company may maintain the existing savings plans of acquired entities for a short period of time. During 2001, 2000 and 1999, a number of such plans were maintained by the Company prior to being merged into the Plan.

Company contributions to all 401(k) plans for 2001, 2000 and 1999 were $3,374,000, $3,353,000 and $2,937,000, respectively.

11.    Related Party Transactions

Seven insurance carriers are stockholders of the Company. For the years ended December 31, 2001, 2000 and 1999, commissions earned on policies placed through these insurance carriers were approximately $34,958,000, $31,300,000 and $32,800,000, respectively.

The Company paid $1,144,000, $101,000 and $3,198,000 to JPMorgan Securities Inc., an affiliate of J.P. Morgan Chase & Co., in fees relating to financing and other professional services for the years ended December 31, 2001, 2000 and 1999, respectively. JPMorgan Chase Bank is the syndicating agent and a significant participant on the existing credit facility which includes the $75,000,000 revolving credit facility and the $112,500,000 term loan (see Note 5—Long-Term Debt). CBD and CB Capital Investors, L.P. are affiliates of J.P. Morgan Chase & Co. and JPMorgan Chase Bank, and are stockholders of the Company.

On December 21, 2001, the Company entered into a service agreement with Ceridian Corporation (Ceridian) whereby Ceridian will provide certain administrative services to the Company and its customers. The

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

service agreement with Ceridian includes a provision whereby Ceridian can recover up to $1,182,000 in expected conversion costs if their revenue from administrative services provided to the Company’s customers fails to meet specific semi-annual requirements. At December 31, 2001, the Company determined that it was probable that the revenue targets would not be met and, accordingly, reserved for the $1,182,000 that might have to be reimbursed to Ceridian. Ceridian is a stockholder of the Company.

In May 2001, the Company entered into a term loan agreement with its affiliate Zurich Services Corporation (see Note 5—Long-Term Debt). Zurich is a stockholder of the Company.

The Company paid $457,000 in fees to SBC Warburg Dillon Read Inc. (Dillon Read) for the years ended December 31, 1999. Dillon Read provided management, consulting and financial services to the Company. Dillon Read managed Saratoga Partners III, C.V., Saratoga Partners III, L.P., and Dillon Read Venture Partners III, L.P., three stockholders of the Company.

In May 1999, the Company purchased an excess professional liability policy from CNA Pro, an affiliate of CNA Financial Corporation (see Note 5—Long-Term Debt). Continental Casualty Company, an affiliate of CNA Financial Corporation, is a stockholder of the Company.

Additionally, a majority of the Company’s acquisition-related debt is payable to current employees of the Company.

The Company was in dispute with Royal & Sun Alliance Insurance Group plc, an affiliate of one of the Company’s stockholders (see Note 14—Contingencies).

12.    Business Concentrations

For the year ended December 31, 2001, a substantial portion of the Company’s commissions and fees were received from clients in the states of New York and California. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in New York or California could have a material adverse effect on the Company. However, the Company believes, based on its diversified customer base and product lines within the states it operates in, that there is minimal risk of a material adverse occurrence due to the concentration of operations in New York and California.

13.    Segment Reporting

In connection with the decision to discontinue the operations of USIA, the Company renamed its administration and other services segment the specialized benefits services segment. The Company has three reportable segments: insurance brokerage, specialized benefits services and corporate. The insurance brokerage segment offers general and specialty property and casualty insurance, medical plan insurance and group life insurance. The specialized benefits services segment offers health and welfare products, benefits enrollment and communication and other related consulting services. The corporate segment is responsible for managing the following: acquisition processes, marketing, human resources, legal, capital, financial and reporting.

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business has different clients and requires different marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained. The Company evaluates performance based on the following measurements: (1) revenues, (2) earnings before interest, taxes, depreciation and amortization (EBITDA), and (3) EBITDA on an adjusted basis.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the income (loss) from continuing operations before income taxes for the years ended December 31, 2001, 2000 and 1999.
	Insurance Brokerage	Specialized Benefits Services	Corporate	Total
	(Dollars in Thousands)
2001
Revenues	$258,094	$53,042	$443	$311,579
Expenses	214,129	40,143	25,406	279,678
Depreciation and amortization	34,079	6,536	5,111	45,726
Interest	2,736	1,366	21,395	25,497

Income (loss) from continuing operations before income taxes	$7,150	$4,997	$(51,469)	$(39,322)

2000
Revenues	$240,265	$49,645	$824	$290,734
Expenses	188,037	30,862	15,888	234,787
Depreciation and amortization	32,025	5,496	5,378	42,899
Interest	3,426	945	21,202	25,573

Income (loss) from continuing operations before income taxes	$16,777	$12,342	$(41,644)	$(12,525)

1999
Revenues	$215,714	$38,474	$416	$254,604
Expenses	176,870	27,404	18,538	222,812
Depreciation and amortization	30,149	5,096	3,649	38,894
Interest	7,129	1,872	16,969	25,970

Income (loss) from continuing operations before income taxes	$1,566	$4,102	$(38,740)	$(33,072)

The total assets by segment at December 31 are as follows:

	2001	2000
	(Dollars in Thousands)
Segment Assets
Insurance Brokerage	$444,519	$427,098
Specialized Benefits Services	75,127	70,863
Corporate	65,056	55,145

Total assets for use in continuing operations	584,702	553,106
Reconciling items:
Assets held for discontinued operations	46,158	97,929

Total Assets	$630,860	$651,035

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Contingencies

The Company is subject to various claims, lawsuits and proceedings that arise in the normal course of business. These matters principally consist of alleged errors and omissions in connection with the placement of insurance and rendering administrative or consulting services and are covered in whole or in part by insurance. On the basis of present information, anticipated insurance coverage and advice received from counsel, it is the opinion of the Company’s management that the disposition or ultimate determination of these claims, lawsuits or proceedings will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

Brian D. Whitney Litigation.    The Company and its recently retired Chairman and Chief Executive Officer, Bernard H. Mizel, and the Company’s current Chairman and Chief Executive Officer, David L. Eslick, were involved in a dispute with Brian D. Whitney, the former President and Chief Executive Officer of one of the Company’s subsidiaries. On January 18, 2000, the Company terminated the employment agreement of Mr. Whitney. On May 26, 2000, Mr. Whitney commenced arbitration before the American Arbitration Association against the Company asserting certain claims arising out of the termination of his employment. With the arbitration, Mr. Whitney sought damages in excess of $20,000,000 for claims of wrongful discharge, breach of his employment contract, breach of duty to negotiate in good faith, defamation and violation of Connecticut wage statutes. The arbitration hearings commenced in July 2001 and concluded on January 3, 2002. On January 30, 2002, the panel issued an award of $528,000 to Mr. Whitney. Also, on May 26, 2000, Mr. Whitney commenced an action in the United States District Court for the District of Connecticut against Mr. Mizel and Mr. Eslick. Mr. Whitney asserted a claim of tortious interference with his employment contract, arising from the same facts at issue in his arbitration and seeking the same damages. The Company accrued a $700,000 liability in 2001 as a result of the arbitration and litigation. All claims in this litigation were settled pursuant to a settlement agreement dated as of February 27, 2002 and effective as of March 21, 2002. Pursuant to the settlement agreement, the parties have executed and filed with the court a stipulation of dismissal with prejudice, and the Company paid Mr. Whitney $250,000. The Company’s insurer paid the Company $200,000 toward the settlement of this action.

Near North Insurance Litigation.    Plaintiffs, affiliated companies which are competitors of the Company in the insurance brokerage and risk management business, filed this action against the Company and three of its officers and employees who previously worked for plaintiffs, alleging that the defendants tortiously interfered with plaintiffs’ contracts and prospective economic advantage and conspired to misappropriate trade secrets, breach fiduciary duties and commit acts of unfair competition. Plaintiffs seek compensatory damages of at least $18,000,000, plus punitive damages and injunctive relief. The Company and its officers and employees have asserted various defenses to this action, including that the covenants which plaintiffs seek to enforce are void, and that plaintiffs have not suffered any damages caused by defendants; the Company and its officers have also filed an action against plaintiffs which, among other causes of action, seeks damages for tortious interference with contract and prospective economic advantage. The Company tendered this action to its comprehensive liability, errors and omissions, and directors and officers insurers, and is presently receiving a defense from the comprehensive liability insurer. The Company and the other defendant officers and employees denied the plaintiffs’ allegations and vigorously defended against the claims. On April 15, 2002, the Company and all named parties in the litigation entered into a settlement agreement pursuant to which mutual releases were granted and a stipulation for dismissal with prejudice was filed with the court. Pursuant to such settlement agreement, plaintiffs received a payment in the amount of $1,875,000, of which the Company contributed $225,000. In October 2000, the Company entered into an agreement to purchase a book of business in the entertainment industry. The agreement to purchase the business indicates that the purchase price will include the amount of any settlement paid and incurred as a result of the acquisition. Therefore, the $225,000 was reflected as an adjustment to the purchase price. Pursuant to a separate settlement agreement entered into between the

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company and its insurers, the Company’s insurers paid an amount of $1,650,000 toward the settlement in exchange for mutual releases.

Royal Indemnity Company Claim.    In March 2000, the Company and Royal Indemnity Company, an  affiliate of Royal & Sun Alliance Insurance Group plc (Royal), entered into a multi-year strategic Alliance  Agreement (Agreement). Under this Agreement, Royal agreed to make an annual $5,000,000 incentive payment to the Company in return for the Company’s agreement to generate a contractually stipulated amount of annual profitable premium growth. In the event that the production and profitability objectives were not met, the Company agreed to return all or a portion of the applicable incentive payment. Also, in the event the profits on the produced business failed to meet certain standards, the Company could be responsible, up to a contractually limited amount, for additional payments to Royal above the amount of the applicable incentive payment. In May 2001, Royal gave notice of its intent to terminate the Agreement and thereby avoided responsibility to fund additional annual incentive payments. In September 2001, Royal advised the Company in writing of its contention that the Company owed Royal $7,295,000 under the Agreement. Of the $7,295,000, Royal claimed $1,771,000 was owed due to the alleged productions shortfall, $4,800,000 due to the alleged profitability shortfall and $724,000 due to the interest on the total amount allegedly due. At December 31, 2001, the Company had a $4,700,000 liability for the unearned portion of the 2000 annual incentive payment.

Royal contended that the Company was obligated to contribute $1,500,000 toward an errors and omissions claim not directly related to the Agreement, but that arose from a coverage dispute with a mutual client. The Company asserted various defenses to this claim.

In April 2002, Royal and the Company agreed on terms to settle all matters related to the errors and omissions claim and the Agreement, and the parties are in the process of finalizing the definitive documents. Pursuant to the settlement terms, Royal will receive a $2,725,000 cash payment from the Company, with $250,000 of such payment being paid by the Company’s insurer. The $2,725,000 cash payment will be paid in installments whereby $250,000 from the Company’s insurer will be paid upon the execution of the settlement agreement, $1,238,000 will be paid by the Company 90 days following this offering or an alternative recapitalization event and the remaining $1,237,000 will be paid by the Company 180 days following this offering or an alternative recapitalization event. In addition, solely in exchange for a release of liability on all claims, the Company will issue to Royal 353,572 shares of preferred stock (which will be converted into common stock upon the consummation of this offering) at $7 per share within 30 days of execution of the settlement agreement. The parties agreed to mutually exchange releases of liability.

15.    Efficiency Initiative Accrual

In efforts to integrate its business acquisitions, the Company continues to focus on operating expense reductions. As a result, for the years ended December 31, 2001, 2000 and 1999, the Company recorded charges of $9,642,000, $3,429,000 and $738,000, respectively, related to future compensation costs for terminated employees, future producer compensation restructuring and future lease costs for terminated office leases.

In 2001, 2000 and 1999, the Company expected to and eliminated 96, 11 and 15 positions, respectively, across all of its operating offices. In addition, the Company renegotiated the compensation arrangements of 29 sales professionals in 2001, in connection with these expense reductions.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes transactions related to the employee termination benefits, the producer compensation restructuring costs and terminated office lease costs:

	Employee Termination Benefits	Producer Compensation Restructuring	Terminated Office Lease	Total
	(Amounts in Thousands)
December 31, 1998	$2,147	$—	$511	$2,658
Efficiency initiative charges	738	—	—	738
Used in year	(2,338)	—	(454)	(2,792)

December 31, 1999	547	—	57	604
Efficiency initiative charges	2,918	—	511	3,429
Used in year	(486)	—	(40)	(526)

December 31, 2000	2,979	—	528	3,507
Efficiency initiative charges	4,738	2,951	1,953	9,642
Used in year	(3,293)	(88)	(632)	(4,013)

December 31, 2001	$4,424	$2,863	$1,849	$9,136

The employee termination benefits and the future producer compensation restructuring costs reflected above are included in compensation and employee benefits in the accompanying statements of operations. The terminated office lease costs are included in other operating expenses in the accompanying statements of operations.

16.    Discontinued Operations

The Company determined that USIA was no longer core to the Company’s mission, vision, or strategy and in January 2002, the Company announced its intention to sell USIA. USIA was part of the Company’s administration and other services reportable segment and offers third-party administration of employee benefit plans to its clients. In April 2002, the Company completed the sale of USIA for $25,800,000 subject to adjustments. The Company received and recorded in the 2002 second quarter cash proceeds of $18,200,000 with the remaining consideration of $7,600,000 in the form of a note receivable and account receivable. The receivables are due to the Company no later than June 16, 2003. In connection with the sale, the Company recorded a pre-tax loss of $1,370,000, which will be reflected in the results of discontinued operations in the second quarter of 2002. Of the $18,200,000 in cash proceeds recorded in the second quarter, $16,300,000 was used to reduce the Company’s term loan and $1,900,000 was used to pay selling costs. As part of this sale, the Company’s net operating loss carryforwards for federal income tax purposes will be reduced by approximately $15,000,000.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets and liabilities of USIA at December 31 are as follows:
	2001	2000
	(Dollars in Thousands)
Assets
Cash and cash equivalents (overdraft)	$4,405	$(316)
Premiums and commissions receivable	17,799	15,212
Other receivables	1,487	2,607
Other	668	10,794

Total current assets	24,359	28,297

Intangible assets, net	11,497	58,926
Property and equipment, net	10,084	10,366
Other	218	340

Total other assets	21,799	69,632

Total Assets	$46,158	$97,929

Liabilities
Premiums payable to insurance companies	$5,376	$7,361
Accrued expenses	14,268	7,981
Current portion of long-term debt	4,732	4,052
Other	10	5,175

Total current liabilities	24,386	24,569

Long-term debt	2,488	8,809
Other liabilities	245	1,807

Total other liabilities	2,733	10,616

Total Liabilities	$27,119	$35,185

The results of operations of USIA for the years ended December 31 are as follows:
	2001	2000	1999
	(Dollars in Thousands)

Revenues	$74,751	$69,956	$66,951
Expenses
Compensation and employee benefits	52,314	48,592	40,313
Other operating expenses	31,216	19,103	20,104
Amortization of intangible assets	5,775	5,841	5,488
Depreciation	3,886	3,626	3,212
Interest	947	801	1,853
Impairment of long-lived assets	46,900	—	—

Total Expenses	141,038	77,963	70,970

Loss from discontinued operations	(66,287)	(8,007)	(4,019)
Income tax (benefit) expense	(4,481)	342	944

Net loss from discontinued operations	$(61,806)	$(8,349)	$(4,963)

In the fourth quarter of 2001, the Company determined that the intangible assets of USIA were impaired after considering USIA’s actual and projected operating results. Following the provisions of SFAS No. 121, the Company considered USIA’s undiscounted cash flows over the remaining amortization period and reduced the carrying value of USIA’s intangible assets to the estimated fair value. At December 31, 2001, the Company

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determined that the fair value of the long-lived assets of USIA approximated $22,500,000 based on historical multiples of EBITDA that were paid for similar businesses. The carrying amount of the long-lived assets approximated $69,400,000 prior to the impairment charge at December 31, 2001. Following the provisions of SFAS No. 121, the Company wrote-off all existing goodwill of $37,500,000. Additionally, the Company reduced related expiration rights by $9,400,000. Together, these two write-offs resulted in the impairment charge of $46,900,000.

USIA Litigation Matters

Nassau County Litigation.    In January 1999, USIA was named as defendant in a lawsuit filed by County of Nassau, New York (Nassau County). USIA was the third-party administrator of health benefits for the employees of Nassau County. At December 31, 1998, USIA established a $16,000,000 reserve for this matter. USIA also established a $1,500,000 reserve at December 31, 1998, to cover the related wind down costs of the contract. The Nassau County litigation was settled pursuant to a settlement agreement in March 1999. Under the settlement agreement, USIA paid Nassau County $16,000,000 on June 1, 1999, plus approximately $350,000 thereafter in actual expenses incurred by Nassau County in connection with the Nassau County litigation and for payment of premiums for a new insurance policy issued to Nassau County. USIA also assisted Nassau County in transferring its self-insured benefit plan to a fully insured plan, and USIA’s contract with Nassau County terminated on March 31, 1999. At the time of the establishment of the $16,000,000 reserve, USIA recorded a receivable of $10,000,000 from Fireman’s Fund Insurance Company (Fireman’s Fund) under its insurance policy at December 31, 1998 (see “Fireman’s Fund Litigation” below). The $10,000,000 receivable is reported in the current assets held for discontinued operations in the accompanying 2000 consolidated balance sheet.

Since early 1999, offices of the United States Attorney for the Eastern District of New York and the District Attorney of Nassau County have been conducting a joint investigation into possible wrongdoing in the procurement and administration of contracts for third-party health care administrative services for employees of Nassau County. None of the Company, USIA or any of their current management or employees have been informed that such persons is a target of the investigation. The Company and USIA have, from the outset, cooperated fully with this investigation. In October 2001, the United States Attorney brought an indictment against several individuals connected with the Nassau County controversy, including the former CEO of USIA. Based on the facts and the cooperation of the Company and USIA in the government’s investigation, the United States Attorney issued a press release in October 2001 that included, among other matters, a statement that neither the Company nor USIA was responsible for any wrongdoing alleged in the indictment. In March 2002, a second superseding indictment was made public. This indictment added the former CFO of USIA as a defendant, charging him with aiding the coordination and cover-up of the payment of secret commissions in violation of the contract with Nassau County and altering USIA’s records. The former CFO of USIA was also added to a number of charges, including the charge of conspiracy to defraud Nassau County. The second superseding indictment also added income tax evasion charges against several people, including the former CEO of USIA, and accused him of causing the Company to file a false tax return. The case has been set for trial in the fall of 2002. The Company continues to cooperate fully with the United States Attorney’s office.

Fireman’s Fund Litigation.    During 1998 and 1999, USIA was insured under an errors and omissions policy issued by Fireman’s Fund. With respect to the Nassau County litigation, USIA asserted a claim for indemnification under the policy in the amount of $10,000,000 (the policy limit) plus the cost of defense. On March 8, 1999, Fireman’s Fund filed a complaint for a declaratory judgment against USIA. The complaint sought a declaration that Fireman’s Fund was not obligated to indemnify USIA with respect to the Nassau County litigation. On March 19, 1999, USIA commenced an action against Fireman’s Fund that sought a declaration that USIA was entitled to indemnification under the Fireman’s Fund policy in the amount of $10,000,000 plus reimbursement of

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

legal expenses. On May 26, 1999, USIA’s action was dismissed for jurisdictional reasons, but USIA continued to press its claim for indemnification and reimbursement in the Fireman’s Fund action by way of counterclaims, which were filed on June 15, 1999. In November 2001, USIA settled this litigation with Fireman’s Fund with the exchange of mutual releases of liability and a payment by Fireman’s Fund to USIA in the amount of $2,067,000. As a result of the settlement, the Company reduced its receivable for the claim by $7,933,000. This write down is reflected in the results from discontinued operations included in the accompanying statement of operations for the year ended December 31, 2001.

Mutual of Omaha Litigation.    USIA, as the third-party administrator of health benefits for the employees of Nassau County, placed stop-loss insurance with the Mutual of Omaha Insurance Company (Mutual). In 1999, Mutual brought an action against USIA asserting breach of contract, breach of warranty, fraud and negligent misrepresentation on the part of USIA arising out of contracts between Mutual and USIA. Among other claims, Mutual sought an unspecified amount of damages arising out of Mutual’s issuance of stop-loss policies to Nassau County. On December 6, 1999, USIA filed a motion to dismiss the complaint as well as an answer and counterclaim by the Company. The counterclaim consisted of breach of contract actions against Mutual. The motion to dismiss sought dismissal of all claims to the extent they related to the Nassau County insurance policies, as well as the fraud and negligent misrepresentation claims. The motion also sought dismissal of all claims against USIA. The motion to dismiss was fully briefed and submitted to the court. In January 2001, Mutual filed an amended complaint. The amended complaint alleged that Mutual paid claims under policies issued to clients of USIA. The amended complaint sought damages for some unspecified percentage of the paid claims, based on the allegation that such percentage of payments resulted from USIA’s breaches of its obligations as plan administrator. On February 2, 2001, USIA filed an answer to the amended complaint and counterclaims. In its answer, USIA denied any liability to Mutual. USIA also asserted a claim for indemnification under its error and omissions policy issued by Fireman’s Fund. All claims in this litigation were settled pursuant to a settlement agreement dated as of November 30, 2001 and dismissed with prejudice pursuant to a stipulation of dismissal with prejudice filed with the court on December 17, 2001. Pursuant to the settlement agreement, USIA’s insurer, Fireman’s Fund, paid Mutual $2,216,667. No payment by USIA was required. However, as a result of the settlement, USIA wrote off in 2001, a $1,000,000 commission receivable from Mutual recorded over a four-year period from 1995 through 1999. This write off is reflected in the results from discontinued operations included in the accompanying statement of operations for the year ended December 31, 2001. USIA asserted a counterclaim for approximately $1,000,000 for unpaid commissions due from United Life of Omaha and Mutual (together, Omaha). Omaha did not contest that commissions were due, but only asserted that the amounts due were less than the amounts that USIA claimed. Omaha did not provide any basis for challenging USIA’s calculation before the litigation settled.

17.    Subsequent Events

Sale of Preferred Stock

In January 2002, the Company sold 357,143 shares of its Series Y preferred stock for gross proceeds of $2,500,000.

Reverse Stock Spit

In April 2002, the Company’s Board of Directors and stockholders approved to increase the number of authorized common shares from 135,000,000 to 300,000,000. The Board of Directors and stockholders also authorized a two-for-five reverse stock split for its common shares issued and outstanding or held in treasury immediately prior to September        , 2002 (reverse stock split). The par value of the common stock was

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maintained at the pre-split amount of $.01 per share. All references to common shares, common share warrants, SARs and per share amounts in accompanying consolidated financial statements have been restated to reflect the reverse stock split on a retroactive basis, exclusive of fractional shares.

Retirement

In January 2002, the Company announced that Bernard H. Mizel, Chairman and Chief Executive Officer since the Company was founded in 1994, would retire as Chairman and Chief Executive Officer. David L. Eslick, who has been President and Chief Operating Officer since July 1998, will succeed Mr. Mizel. In the first quarter of 2002, the Company will take a compensation charge of $2,800,000 related to the retirement. This compensation charge consists of $1,935,000 for severance, $295,000 for bonus and $570,000 for benefits. As part of the agreement, Mr. Mizel may require us to repurchase $1,000,000 of the preferred stock held by him during the period between December 31, 2002 and January 30, 2003.

18.    Earnings Per Share

The following table sets forth the computation of basic and diluted EPS giving effect to the reverse stock split (see Note 17):

	Pro-forma 2001(a)	2001	2000	1999
	(Amounts in Thousands, Except Per Share Data)
Numerator:
Net loss from continuing operations	$(34,677)	$(34,677)	$(9,857)	$(23,670)
Loss from discontinued operations, net of tax	(61,806)	(61,806)	(8,349)	(4,963)
Loss on early extinguishment of debt, net of tax	—	—	—	(1,511)

Net Loss	(96,483)	(96,483)	(18,206)	(30,144)
Change in aggregate liquidation preference on all preferred stock	—	(21,099)	(21,475)	(16,920)
Change in redemption value of Series N put rights	—	(138)	—	576

	—	(21,237)	(21,475)	(16,344)

Numerator for basic and diluted earnings per share— loss available to common stockholders	$(96,483)	$(117,720)	$(39,681)	$(46,488)

Denominator:
Denominator for basic and diluted earnings per share—weighted average shares	28,212	754	754	754

Earnings per share—basic and diluted:
Net loss from continuing operations	$(1.23)	$(74.16)	$(41.56)	$(53.08)
Loss from discontinued operations, net of tax	(2.19)	(81.97)	(11.07)	(6.58)
Loss on early extinguishment of debt, net of tax	—	—	—	(2.00)

Net Loss	$(3.42)	$(156.13)	$(52.63)	$(61.66)

(a)	Pro-forma results for 2001 give effect to the conversion of all Preferred Stock into Common Stock as a part of the offering.

For additional disclosures regarding the aggregate liquidation preference of Preferred Stock, see Note 6, and for additional disclosures regarding the Series N put options see Note 7.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2001, 2000, 1999, dilutive shares of 30,698,000, 29,868,000, 22,754,000, respectively, were not included in diluted weighted average shares outstanding because the effects would have been antidilutive.

19.    Selected Quarterly Financial Data (Unaudited)

	Three-Month Period Ended
	March 31,	June 30,	September 30,	December 31,	Total
	(Dollars in Thousands, Except for Per Share Data)
2001
Revenues:
Commissions and fees	$74,112	$75,921	$74,585	$83,731	$308,349
Investment income	944	796	796	694	3,230

Total revenues	$75,056	$76,717	$75,381	$84,425	$311,579

Net loss from continuing operations	$(6,261)	$(4,499)	$(1,572)	$(22,345)	$(34,677)

Per share data—basic and diluted:
Net loss from continuing operations	$(15.36)	$(13.00)	$(9.06)	$(36.74)	$(74.16)

2000
Revenues:
Commissions and fees	$66,645	$70,572	$70,221	$79,224	$286,662
Investment income	921	863	1,136	1,152	4,072

Total revenues	$67,566	$71,435	$71,357	$80,376	$290,734

Net loss from continuing operations	$(2,575)	$(2,268)	$(748)	$(4,266)	$(9,857)

Per share data—basic and diluted:
Net loss from continuing operations	$(10.55)	$(10.06)	$(8.09)	$(12.86)	$(41.56)

The increase in the net loss for the quarter ended December 31, 2001 was predominantly the result of the 2001 efficiency initiative charge of $9,642,000 (see Note 15) and a $3,092,000 compensation charge resulting from Company’s Incentive Plan (see Note 6).

The net loss in the quarter ended December 31, 2000 was predominantly the result of the 2000 efficiency initiative charge of $3,429,000 (see Note 15).

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2002	December 31, 2001
	(Unaudited)
	(Amounts in Thousands, Except Per Share Data)
Assets
Cash and cash equivalents	$16,623	$30,832
Fiduciary funds—restricted	83,356	76,996
Premiums and commissions receivable, net of allowance for bad debts of $2,199 and $2,074, respectively	144,210	156,734
Receivable from sale of discontinued operations	7,562	—
Other	8,033	7,966
Current assets held for discontinued operations	747	24,359

Total current assets	260,531	296,887
Goodwill (net of accumulated amortization of $40,195 for 2002 and 2001) (Note 2)	183,950	176,793
Other intangible assets (Note 2):
Expiration rights	175,561	167,234
Covenants not-to-compete	39,130	38,431
Other	6,751	8,117

	221,442	213,782
Accumulated amortization	(118,802)	(108,386)

	102,640	105,396
Property and equipment, net	21,615	25,470
Other assets	3,902	4,515
Asset held for discontinued operations	211	21,799

Total Assets	$572,849	$630,860

Liabilities, Redeemable Securities and Stockholders’ Equity
Current liabilities:
Premiums payable to insurance companies	$173,919	$174,482
Accrued expenses	40,197	42,358
Current portion of long-term debt	40,319	37,086
Other	9,727	6,741
Current liabilities held for discontinued operations	1,618	24,386

Total current liabilities	265,780	285,053
Long-term debt	188,853	212,950
Other liabilities	6,881	5,653
Liabilities held for discontinued operations	54	2,733

Total Liabilities	461,568	506,389
Commitments and contingencies (Note 5)
Redeemable securities:
Redeemable preferred stock—par value $.01—aggregate liquidation preference $36,989 and $36,955, respectively	27,432	27,801
Redeemable common stock warrants	4,300	4,300

Total Redeemable Securities	31,732	32,101
Stockholders’ equity (Note 3 and Note 8):
Preferred stock—Series A through Y—par $.01—aggregate liquidation preference $452,386 and $435,299, respectively	579	569
Common stock—voting—par $.01, 300,000 and 135,000 shares authorized; 754 shares issued and outstanding	8	8
Common stock—nonvoting—par $.01, 10,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	294,610	288,565
Retained deficit	(215,648)	(196,772)

Total Stockholders’ Equity	79,549	92,370

Total Liabilities, Redeemable Securities and Stockholders’ Equity	$572,849	$630,860

See notes to consolidated financial statements.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended June 30,
	2002	2001
	(Amounts in Thousands, Except Per Share Data)
Revenues
Commissions and fees	$156,090	$150,029
Investment income	1,404	1,744

Total Revenues	157,494	151,773

Expenses:
Compensation and employee benefits	105,107	95,227
Other operating expenses	35,187	34,623
Amortization of intangible assets (Note 2)	10,504	16,338
Depreciation	6,516	6,031
Interest	9,811	12,999
Early extinguishment of debt	660	—

Total Expenses	167,785	165,218

Net loss from continuing operations before income tax expense (benefit)	(10,291)	(13,445)
Income tax expense (benefit)	1,280	(2,685)

Net Loss from Continuing Operations	(11,571)	(10,760)
Loss from discontinued operations, net of income tax (benefit) of $0 and ($982), respectively	(7,305)	(2,516)

Net Loss	$(18,876)	$(13,276)

Reconciliation of Net Loss to Net Loss Available to Common Stockholders:
Net loss	$(18,876)	$(13,276)
Change in aggregate liquidation preference of preferred stock	(11,435)	(10,622)

Net Loss Available to Common Stockholders	$(30,311)	$(23,898)

Per Share Data—Basic and Diluted (Note 7):
Net loss before from continuing operations	$(30.51)	$(28.36)
Loss from discontinued operations, net of income taxes	(9.69)	(3.34)

Net Loss Per Common Share	$(40.20)	$(31.70)

Pro Forma Per Share Data Assuming Conversion of Preferred Stock, Redeemable Preferred Stock and the 2 for 5 Common Stock Reverse Stock Split—Basic and Diluted (Note 7):
Net Loss Per Common Share	$(0.62)

See notes to consolidated financial statements.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2002	2001
	(Dollars in Thousands)
Operating Activities
Net loss from continuing operations	$(11,571)	$(10,760)
Adjustments:
Amortization of intangible assets	10,504	16,338
Depreciation	6,516	6,031
Deferred income taxes	—	(3,705)
Other non-cash charges	1,622	3,716
Changes in operating assets and liabilities (net of purchased companies):
Fiduciary funds—restricted	(6,360)	(991)
Premiums and commissions receivable	11,817	(13,149)
Receivable from sale of discontinued operations	(7,562)	—
Other assets	(1,162)	2,962
Premiums payable to insurance companies	(563)	14,088
Accrued expenses and other liabilities	8,373	(4,606)

Net Cash Provided By Operating Activities	11,614	9,924
Investing Activities
Purchases of property and equipment	(3,020)	(3,772)
Proceeds from sale of assets	18,254	—
Cash paid for businesses acquired and related costs	(3,556)	(4,920)
Cash obtained from businesses acquired, primarily fiduciary funds	—	444
Other	—	17

Net cash provided by (used in) continuing activities	11,678	(8,231)
Net effect of discontinued operations	(8,616)	(7,817)

Net Cash Provided By (Used in) Investing Activities	3,062	(16,048)
Financing Activities
Proceeds from issuance of long-term debt, net of issuance costs	1,866	20,610
Payments on long-term debt	(33,251)	(20,348)
Gross proceeds from issuance of preferred stock	2,500	—
Payments for repurchases of preferred and common stock	—	(124)

Net Cash (Used in) Provided By Financing Activities	(28,885)	138

Decrease in cash and cash equivalents	(14,209)	(5,986)
Cash and cash equivalents at beginning of period	30,832	1,676

Cash and Cash Equivalents at End of Period	$16,623	$(4,310)

Supplemental disclosures of cash flow information:
Cash paid for interest	$8,841	$12,527
Cash paid for taxes	$1,381	$1,743
Supplemental schedule of noncash investing and financing activities:
Redeemable preferred stock issued for acquisitions, primarily intangibles	$711	$—
Long-term debt issued for acquisitions, primarily intangibles	$7,907	$—
Long-term debt issued for reduction in accrued liabilities	$2,475	$—
See notes to consolidated financial statements.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

U.S.I. Holdings Corporation, a Delaware corporation, and subsidiaries (collectively, the Company), is a leading distributor of insurance and financial products and services to small and mid-sized businesses. Founded in 1994, the Company has grown organically and through acquisitions to become the eighth largest insurance broker in the United States and a leading provider of employee health and welfare products and related consulting services and administration services. The Company currently has approximately 60,000 small and mid-sized business clients. The Company’s sales and marketing efforts are focused primarily on serving middle-market businesses.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and include all normal recurring adjustments, which the Company considers necessary for a fair presentation of the results of such periods. With the exception of its third party administration business (USIA), which is reported as discontinued operations, the unaudited consolidated financial statements include the accounts of U.S.I. Holdings Corporation and all of its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Refer to the audited consolidated financial statements and related notes for the year ended December 31, 2001, included elsewhere in this Prospectus, for additional details of the Company’s financial position, as well as a description of the accounting policies which have been continued without material change, except for the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142) and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS No. 144). The details included in the notes have not changed except as a result of normal transactions in the interim period and the events mentioned in the footnotes below.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Discontinued Operations

The Company determined that USIA was no longer core to the Company’s mission, vision, or strategy and in January 2002, the Company announced its intention to sell USIA. USIA was part of the Company’s administration and other services reportable segment and offers third-party administration of employee benefit plans to its clients. In April 2002, the Company completed the sale of USIA for $25,800,000 subject to adjustments. The Company received and recorded cash proceeds of $18,200,000 with the remaining consideration of $7,600,000 in the form of a note receivable and account receivable, which is subject to adjustments. The receivables are due to the Company no later than June 16, 2003. In connection with sale, the Company recorded a pre-tax loss of $1,370,000. Of the $18,200,000 in cash proceeds, $16,300,000 was used to

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

reduce the Company’s term loan and $1,900,000 was used to pay selling costs. As part of this sale, the Company’s net operating loss carryforwards for federal income tax purposes were reduced by approximately $15,000,000.

New Accounting Pronouncements

Effective January 1, 2002, the Company adopted SFAS No. 142, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized but tested for impairment on a periodic basis. Intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests at least annually. Other intangible assets will continue to be amortized over their useful lives. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In May 2002, the Company completed the transitional impairment test, which indicated that there was no goodwill impairment at January 1, 2002. The Company has no intangible assets with indefinite lives (See Note 2).

In August 2001, the Financial Accounting Standard Board (FASB) issued SFAS No. 144, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” (APB 30) for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 beginning January 1, 2002. In accordance with SFAS No. 144, the Company has presented USIA as a discontinued operation in the accompanying financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” (SFAS No. 145). SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB 30 will now be used to classify those gains and losses. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item shall be reclassified. The Company will adopt SFAS No. 145 beginning January 1, 2003. The Company has not yet determined the impact this statement will have on its financial position or results of operations.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” (SFAS 146). SFAS 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” (EITF 94-3). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company has not yet determined the impact this statement will have on its financial position or results of operations.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

2.	Goodwill and Other Intangible Assets

A reconciliation of the prior year’s reported net loss from continuing operations to adjusted net loss from continuing operations had SFAS No. 142 been applied beginning January 1, 2001 is as follows:

	Six Months Ended June 30, 2001
	Amount	Per Share Data— Basic and Diluted
	(Dollars in Thousands, Except Per Share Data)
Reported net loss from continuing operations	$(10,760)	$(28.36)
Addback (net of tax):
Amortization of goodwill	4,165	5.52

Adjusted net loss from continuing operations	$(6,595)	$(22.84)

The changes in the carrying amount of goodwill by reportable segments are as follows:

	Insurance Brokerage	Specialized Benefits Services	Corporate	Total
	(Dollars in Thousands)
December 31, 2001	$116,072	$26,283	$34,438	$176,793
Goodwill acquisitions/adjustments	3,418	3,739	—	7,157

June 30, 2002	$119,490	$30,022	$34,438	$183,950

On May 1, 2002, the Company resolved a contingent purchase price payment related to a previous acquisition for $8,400,000. The contingent purchase price payment will be settled with a $1,700,000 cash payment and debt issuance of $6,700,000. The Company treats contingent purchase price adjustments as adjustments to the original purchase price and capitalizes them when resolved. Accordingly, additional goodwill, expiration rights and covenants not-to-compete of $4,200,000, $3,400,000 and $800,000, respectively, were recorded in connection with the contingent purchase price settlement.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The Company’s amortizable intangible assets by asset class are as follows:

	Gross Carrying Value	Accumulated Amortization	Weighted-Average Amortization Period
	(Dollars in Thousands)
June 30, 2002
Expirations rights	$175,561	$(85,750)	10 Years
Covenants not-to-compete	39,130	(32,355)	7 years
Other	6,751	(697)	5 years

Total	$221,442	$(118,802)

December 31, 2001
Expirations rights	$167,234	$(77,144)	10 Years
Covenants not-to-compete	38,431	(30,550)	7 years
Other	8,117	(692)	5 years

Total	$213,782	$(108,386)

Amortization expense for amortizable intangible assets for the six months ended June 30, 2002 and 2001 was $10,504,000 and $16,338,000, respectively. The amortization expense for amortizable intangible assets for the years ending December 31, 2002, 2003, 2004, 2005 and 2006 is estimated to be $20,453,000, $19,376,000, $16,980,000, $14,021,000 and $10,775,000, respectively.

The Company has no intangible assets with indefinite lives.

3.    Capital Stock

In January 2002, the Company sold 357,143 shares at $7.00 per share of its Series Y preferred stock for gross proceeds of $2,500,000.

In June 2002, the Company issued 353,572 shares at $7.00 per share of Series Y preferred stock in exchange for a release of liability of $2,475,000 (see Note 5).

4.    Segment Reporting

In connection with the decision to sell USIA, the Company renamed its administration and other services segment the specialized benefits services segment. The Company has three reportable segments: insurance brokerage, specialized benefits services and corporate. The insurance brokerage segment offers general and specialty property and casualty insurance, medical plan insurance and group life insurance. The specialized benefits services segment offers health and welfare products, benefits enrollment and communication and other related consulting services. The corporate segment is responsible for managing the following: acquisition processes, marketing, human resources, legal, capital, financial and reporting.

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business has different clients and requires different marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

acquisition was retained. The Company evaluates performance based on the following measurements: (1) revenues, (2) earnings before interest, taxes, depreciation and amortization (EBITDA), and (3) EBITDA on an adjusted basis.

The following table shows the income (loss) from continuing operations before income taxes for the six months ended June 30:

	Insurance Brokerage	Specialized Benefits Services	Corporate	Total
	(Dollars in Thousands)
2002
Revenues	$134,696	$22,408	$390	$157,494
Expenses	107,094	20,055	13,145	140,294
Depreciation and amortization	12,192	3,153	1,675	17,020
Interest	1,427	629	7,755	9,811
Expense on early retirement of debt	—	—	660	660

Income (loss) from continuing operations before income taxes	$13,983	$(1,429)	$(22,845)	$(10,291)

2001
Revenues	$130,405	$21,143	$225	$151,773
Expenses	100,185	17,497	12,167	129,849
Depreciation and amortization	16,342	3,071	2,957	22,370
Interest	1,584	433	10,982	12,999

Income (loss) from continuing operations before income taxes	$12,294	$142	$(25,881)	$(13,445)

Total assets by segments are as follows:

	June 30, 2002	December 31, 2001
	(Dollars in Thousands)
Segment Assets
Insurance Brokerage	$446,643	$444,519
Specialized Benefits Services	77,898	75,127
Corporate	47,350	65,056

Total	571,891	584,702
Reconciling items:
Assets held for discontinued operations	958	46,158

Total Assets	$572,849	$630,860

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

5.    Contingencies

The Company is subject to various claims, lawsuits and proceedings that arise in the normal course of business. These matters principally consist of alleged errors and omissions in connection with the placement of insurance and rendering administrative or consulting services and are covered in whole or in part by insurance. On the basis of present information, anticipated insurance coverage and advice received from counsel, it is the opinion of the Company’s management that the disposition or ultimate determination of these claims, lawsuits or proceedings will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

Brian D. Whitney Litigation.    The Company and its recently retired Chairman and Chief Executive Officer, Bernard H. Mizel, and the Company’s current Chairman and Chief Executive Officer, David L. Eslick, were involved in a dispute with Brian D. Whitney, the former President and Chief Executive Officer of one of the Company’s subsidiaries. On January 18, 2000, the Company terminated the employment agreement of Mr. Whitney. On May 26, 2000, Mr. Whitney commenced arbitration before the American Arbitration Association against the Company asserting certain claims arising out of the termination of his employment. With the arbitration, Mr. Whitney sought damages in excess of $20,000,000 for claims of wrongful discharge, breach of his employment contract, breach of duty to negotiate in good faith, defamation, and violation of Connecticut wage statutes. The arbitration hearings commenced in July 2001 and concluded on January 3, 2002. On January 30, 2002, the panel issued an award of $528,000 to Mr. Whitney. Also, on May 26, 2000, Mr. Whitney commenced an action in the United States District Court for the District of Connecticut against Mr. Mizel and Mr. Eslick. Mr. Whitney asserts a claim of tortious interference with his employment contract, arising from the same facts at issue in his arbitration and seeking the same damages. The Company accrued a $700,000 liability in 2001 as a result of the arbitration and litigation. All claims in this litigation were settled pursuant to a settlement agreement dated as of February 27, 2002, and effective as of March 21, 2002. Pursuant to the settlement agreement, the parties have executed and filed with the court a stipulation of dismissal with prejudice, and the Company paid Mr. Whitney $250,000. The Company’s insurer paid the Company $200,000 toward the settlement of this action.

Near North Insurance Litigation.    Plaintiffs, affiliated companies which are competitors with the Company in the insurance brokerage and risk management business, filed this action against the Company and three of its officers and employees, who previously worked for plaintiffs, alleging that the defendants tortiously interfered with plaintiffs’ contracts and prospective economic advantage, and conspired to misappropriate trade secrets, breach fiduciary duties, and commit acts of unfair competition. Plaintiffs seek compensatory damages of at least $18,000,000, plus punitive damages and injunctive relief. The Company and its officers and employees have asserted various defenses to this action, including that the covenants which plaintiffs seek to enforce are void, and that plaintiffs have not suffered any damages caused by defendants; the Company and its officers have also filed an action against plaintiffs which, among other causes of action, seeks damages for tortious interference with contract and prospective economic advantage. The Company tendered this action to its comprehensive liability, errors and omission, and directors and officers insurers, and is presently receiving a defense from the comprehensive liability insurer. The Company and the other defendant officers and employees denied the plaintiffs’ allegations and vigorously defended against the claims. On April 15, 2002, the Company and all named parties in the litigation entered into a settlement agreement pursuant to which mutual releases were granted and a stipulation for dismissal with prejudice was filed with the court. Pursuant to such settlement agreement, plaintiff received a payment in the amount of $1,875,000, of which the Company contributed $225,000. In October 2000, the Company entered into an agreement to purchase a book of business in the entertainment industry. The agreement to purchase the business indicates that the purchase price will include the

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

amount of any settlement paid and incurred as a result of the acquisition. Therefore, the $225,000 was reflected as an adjustment to the purchase price. Pursuant to a separate settlement agreement entered into between the Company and its insurers, the Company’s insurers paid an amount of $1,650,000 toward the settlement in exchange for mutual releases.

Royal Indemnity Company Claim.    In March 2000, the Company and Royal Indemnity Company, an affiliate of Royal & Sun Alliance Insurance Group plc (Royal), entered into a multi-year strategic Alliance Agreement (Agreement). Under this Agreement, Royal agreed to make an annual $5,000,000 incentive payment to the Company in return for the Company’s agreement to generate a contractually stipulated amount of annual profitable premium growth. In the event that the production or profitability objectives were not met, the Company agreed to return all or a portion of the applicable incentive payment. Also, in the event the profits on the produced business failed to meet certain standards, the Company could be responsible, up to a contractually limited amount, for additional payments to Royal above the amount of the applicable incentive payment. In May 2001, Royal gave notice of its intent to terminate the Agreement and thereby avoided responsibility to fund additional annual incentive payments. In September 2001, Royal advised the Company in writing of its contention that the Company owed Royal $7,295,000 under the Agreement. Of the $7,295,000, Royal claimed $1,771,000 was owed due to the alleged productions shortfall, $4,800,000 due to the alleged profitability shortfall and $724,000 due to interest on the total amount allegedly due. At December 31, 2001, the Company has a $4,700,000 liability for the unearned portion of the 2000 annual incentive payment.

Royal contended that the Company was obligated to contribute $1,500,000 toward an errors and omission claim not directly related to the Agreement, but that arose from a coverage dispute with a mutual client. The Company asserted various defenses to this claim.

In April 2002, Royal and the Company agreed on terms to settle all matters related to the errors and omission claim and the Agreement. Pursuant to the terms of the June 7, 2002, Settlement Agreement and Mutual Release, Royal will receive a $2,725,000 cash payment from the Company, with $250,000 of such payment being paid by the Company’s insurer. The $2,725,000 cash payment will be paid in installments whereby $250,000 from Company’s insurer was paid upon the execution of the settlement agreement, $1,238,000 will be paid by the Company 90 days following this offering or an alternative recapitalization event and the remaining $1,237,000 will be paid by the Company 180 days following this offering or an alternative recapitalization event. In addition, solely in exchange for a release of liability on all claims, the Company issued to Royal 353,572 shares of preferred stock (which will be converted into common stock upon the consummation of this offering) at $7.00 per share. The Company increased its $4,700,000 liability at December 31, 2001 by an additional $250,000 in the first quarter of 2002 as a result of this settlement agreement.

USIA Litigation Matters

Nassau County Litigation.    In January 1999, USIA was named as defendant in a lawsuit filed by County of Nassau, New York (Nassau County). USIA was the third-party administrator of health benefits for the employees of Nassau County. At December 31, 1998, USIA had established a $16,000,000 reserve for this matter. USIA also established a $1,500,000 reserve at December 31, 1998, to cover the related wind down costs of the contract. The Nassau County litigation was settled pursuant to a settlement agreement in March 1999. Under the settlement agreement, USIA paid Nassau County $16,000,000 on June 1, 1999, plus approximately $350,000 thereafter in actual expenses incurred by Nassau County in connection with the Nassau County litigation and for payment of premiums for a new insurance policy issued to Nassau County. USIA also assisted Nassau County in transferring its self-insured benefit plan to a fully insured plan, and USIA’s contract with

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Nassau County terminated on March 31, 1999. At the time of the establishment of the $16,000,000 reserve, USIA recorded a receivable of $10,000,000 from Fireman’s Fund Insurance Company (Fireman’s Fund) under its insurance policy at December 31, 1998 (see Fireman’s Fund litigation below).

Since early 1999, offices of the United States Attorney for the Eastern District of New York and the District Attorney of Nassau County have been conducting a joint investigation into possible wrongdoing in the procurement and administration of contracts for third-party health care administrative services for employees of Nassau County. None of the Company, USIA or any of their current management or employees has been informed that such person is a target of the investigation. The Company and USIA have, from the outset, cooperated fully with this investigation. In October 2001, the United States Attorney brought an indictment against several individuals connected with the Nassau County controversy, including, the former CEO of USIA. Based on the facts and the cooperation of the Company and USIA in the government’s investigation, the United States Attorney issued a press release in October 2001 that included, among other matters, a statement that neither the Company nor USIA was responsible for any wrongdoing alleged in the indictment. In March 2002, a second superseding indictment was made public. This indictment added the former CFO of USIA as a defendant, charging him with aiding the coordination and cover-up of the payment of secret commissions in violation of the contract with Nassau County, and altering USIA’s records. The former CFO of USIA was added to a number of charges, including the charge of conspiracy to defraud Nassau County. The second superseding indictment also added income tax evasion charges against several people, including the former CEO of USIA, and accused him of causing the Company to file a false tax return. The case has been set for trial in the fall of 2002. The Company continues to cooperate fully with the United States Attorney’s office.

Fireman’s Fund Litigation.    During 1998 and 1999, USIA was insured under an errors and omissions policy issued by Fireman’s Fund. With respect to the Nassau County litigation, USIA asserted a claim for indemnification under the policy in the amount of $10,000,000 (the policy limit) plus the cost of defense. On March 8, 1999, Fireman’s Fund filed a complaint for declaratory judgment against USIA. The complaint sought a declaration that Fireman’s Fund was not obligated to indemnify USIA with respect to the Nassau County litigation. On March 19, 1999, USIA commenced an action against Fireman’s Fund that sought a declaration that USIA was entitled to indemnification under the Fireman’s Fund policy in the amount of $10,000,000 plus reimbursement of legal expenses. On May 26, 1999, USIA’s action was dismissed for jurisdictional reasons, but USIA continued to press its claim for indemnification and reimbursement in the Fireman’s Fund action by way of counterclaims, which were filed on June 15, 1999. In November 2001, USIA settled this litigation with Fireman’s Fund with the exchange of mutual releases of liability and a payment by Fireman’s Fund to USIA in the amount of $2,067,000. As a result of the settlement, the Company reduced its receivable for the claim by $7,933,000 in the fourth quarter of 2001.

Mutual of Omaha Litigation.    USIA, as the third-party administrator of health benefits for the employees of Nassau County, placed stop-loss insurance with the Mutual of Omaha Insurance Company (Mutual). In 1999, Mutual brought an action against USIA asserting breach of contract, breach of warranty, fraud, and negligent misrepresentation on the part of USIA arising out of contracts between Mutual and USIA. Among other claims, Mutual sought an unspecified amount of damages arising out of Mutual’s issuance of stop-loss policies to Nassau County. On December 6, 1999, USIA filed a motion to dismiss the complaint as well as an answer and counterclaim by USIA. The counterclaim consisted of breach of contract actions against Mutual. The motion to dismiss sought dismissal of all claims to the extent they related to the Nassau County insurance policies, as well as the fraud and negligent misrepresentation claims. The motion also sought dismissal of all claims against USIA. The motion to dismiss was fully briefed and submitted to the court. In January 2001, Mutual filed an amended complaint. The amended complaint alleged that Mutual paid claims under policies

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

issued to clients of USIA. The amended complaint sought damages for some unspecified percentage of the paid claims, based on the allegation that such percentage of payments resulted from USIA’s breaches of its obligations as plan administrator. On February 2, 2001, USIA filed an answer to the amended complaint and counterclaims. In its answer, USIA denied any liability to Mutual. USIA also asserted a claim for indemnification under its error and omissions policy issued by Fireman’s Fund. All claims in this litigation were settled pursuant to a settlement agreement dated as of November 30, 2001, and dismissed with prejudice pursuant to a stipulation of dismissal with prejudice filed with the court on December 17, 2001. Pursuant to the settlement agreement, USIA’s insurer, Fireman’s Fund, paid Mutual $2,216,667. No payment by USIA was required. However, as a result of the settlement, USIA wrote off in the fourth quarter of 2001 a $1,000,000 commission receivable from Mutual recorded over a four-year period from 1995 through 1999. USIA asserted a counterclaim for approximately $1,000,000 for unpaid commissions due from United Life of Omaha and Mutual (together, Omaha). Omaha did not contest that commissions were due, but only asserted that the amounts due were less than the amounts that USIA claimed. Omaha did not provide any basis for challenging USIA’s calculation before the litigation settled.

6.    Efficiency Initiative Accrual

During the first quarter of 2002, the Company continued to focus on operating expense reductions. As a result, in the first quarter of 2002, the Company recorded charges of $3,563,000, $1,832,000 and $116,000 related to future compensation costs for terminated employees, future producer compensation restructuring costs and future lease costs for terminated office leases, respectively. In the first quarter of 2002, the Company expected to and eliminated 32 employees across all of its operating offices. In addition, the Company renegotiated the compensation arrangements of four sales professionals in connection with these expense reduction efforts. There were no such charges in the second quarter of 2002 or the six months ended June 30, 2001.

The following table summarizes transactions related to the employee termination benefits, the producer compensation restructuring and terminated office lease costs:

	Employee Termination Benefits	Producer Compensation Restructuring	Terminated Office Lease Costs	Total
	(Dollars in Thousands)
December 31, 2001	$4,424	$2,863	$1,849	$9,136
Efficiency initiative charges	3,563	1,832	116	5,511
Used in six months	(2,372)	(1,543)	(536)	(4,451)

June 30, 2002	$5,615	$3,152	$1,429	$10,196

The employee termination benefits and future producer compensation restructuring costs reflected above are included in compensation and employee benefits in the accompanying unaudited statements of operations. The terminated office lease costs reflected above are included in other operating expenses in the accompanying unaudited statements of operations.

U.S.I. HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

7.    Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share EPS giving effect to the reverse stock split (see Note 8):

	Six Months Ended June 30,
	Pro-forma 2002 (a)	2002	2001
	(Dollars in Thousands, Except Per Share Data)
Numerator:
Net loss from continuing operations	$(11,571)	$(11,571)	$(10,760)
Loss from discontinued operations, net of income tax benefit	(7,305)	(7,305)	(2,516)

Net Loss	(18,876)	(18,876)	(13,276)
Change in aggregate liquidation preference of preferred stock	—	(11,435)	(10,622)

Numerator for basic and diluted earnings per share—loss available to common stockholders	$(18,876)	$(30,311)	$(23,898)

Denominator:
Denominator for basic and diluted earnings per share—weighted-
average shares	30,758	754	754

Earnings per share-basic and diluted:
Net loss from continuing operations	$(0.38)	$(30.51)	$(28.36)
Loss from discontinued operations, net of income tax benefit	(0.24)	(9.69)	(3.34)

Net loss per common share	$(0.62)	$(40.20)	$(31.70)

(a)	Pro-forma results for 2002 give effect to the conversion of all Preferred Stock to Common Stock as part of the offering

For the six months ended June 30, 2002 and 2001, dilutive shares of 33,244,000 and 30,637,000, respectively, were not included in diluted weighted average shares outstanding because the effects would have been antidilutive.

8.    Stockholders’ Equity

In April 2002, the Company’s Board of Directors and stockholders approved to increase the number of authorized common shares from 135,000,000 to 300,000,000. The Board of Directors and stockholders also authorized a two-for-five reverse stock split for its common shares issued and outstanding or held in treasury immediately prior to September     , 2002 (reverse stock split). The par value of the common stock was maintained at the pre-split amount of $0.01 per share. All references to common shares, common stock warrants, SARs and per share amounts in the accompanying unaudited consolidated financial statements and notes to unaudited consolidated financial statements have been restated to reflect the reverse stock split on a retroactive basis, exclusive of fractional shares.

Through and including             , 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    Shares

U.S.I. Holdings Corporation

Common Stock

PROSPECTUS

Merrill Lynch & Co.

JPMorgan

Credit Suisse First Boston

Credit Lyonnais Securities (USA) Inc.

Fox-Pitt, Kelton

            , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following is a list of the estimated costs and expenses, other than the underwriting discount, to be incurred by U.S.I. Holdings Corporation in connection with the distribution of the shares of common stock being registered hereby. Except for the SEC Registration Fee, the National Association of Securities Dealers, Inc. Filing Fee and the New York Stock Exchange Listing Fee, all amounts are estimates.

SEC Registration Fee	$10,580
National Association of Securities Dealers, Inc. Filing Fee	12,000
New York Stock Exchange Listing Fee	207,100
Printing and Engraving Costs	800,000
Accounting Fees and Expenses	600,000
Legal Fees and Expenses	1,500,000
Transfer Agent and Registrar Fees	125,000
Miscellaneous Expenses	2,430,920

Total	$5,685,600

Item 14.    Indemnification of Directors and Officers.

General Corporation Law

U.S.I. Holdings Corporation is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware (the “DGCL”) as the same exists or may hereafter be amended, inter alia, provides that a Delaware corporation may indemnify any person who was, or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation.

Where a present or former director or officer has been successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify the person against the expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Certificate of Incorporation

Our certificate of incorporation and bylaws provide for the indemnification of directors, officers, employees and agents to the fullest extent permitted by the DGCL.

All of our directors and officers will be covered by insurance policies maintained by us against some liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

(a)    No securities of U.S.I. Holdings Corporation which were not registered under the Securities Act have been sold by us within the past three years except as follows:

(1)	On February 22, 1999, we issued 252,572 shares of series V preferred stock valued at $1,768,004.00 to a third party in connection with an acquisition.

(2)	On April 1, 1999, we issued 4,200 shares of series V preferred stock valued at $29,400.00 to a third party in connection with an acquisition.

(3)	On May 13, 1999, we issued an aggregate of 43,571 shares of series V preferred stock valued at $304,997.00 to certain third parties in connection with acquisitions.

(4)	On May 19, 1999, we issued an aggregate of 77,793 shares of series V preferred stock valued at $544,551.00 to certain third parties in connection with acquisitions.

(5)	On May 28, 1999, we issued 31,430 shares of series V preferred stock valued at $220,010.00 to a third party in connection with an acquisition.

(6)	On June 10, 1999, we issued 142,857 shares of series V preferred stock valued at $999,999.00 to a third party in connection with an acquisition.

(7)	On September 17, 1999, we issued an aggregate of 20,833,337 shares of series W preferred stock to certain investors for $125,000,022.00.

(8)	On December 1, 1999 we issued 9,600 shares of series U preferred stock valued at $79,200.00 to a third party in connection with an acquisition.

(9)	On December 15, 1999, we issued 25,000 shares of series X preferred stock valued at $155,000.00 to a third party in connection with an acquisition.

(10)	On January 28, 2000, we issued 112,903 shares of series X preferred stock valued at $699,998.60 to a third party in connection with an acquisition.

(11)	On January 30, 2000, we issued 14,566 shares of series X preferred stock valued at $90,309.20 to a third party in connection with an acquisition.

(12)	On March 31, 2000, we issued 4,838 shares of series X preferred stock valued at $29,995.60 to a third party in connection with an acquisition.

(13)	On December 31, 2000, we issued an aggregate of 275,810 shares of series X preferred stock valued at $1,710,022.00 to certain third parties in connection with acquisitions.

(14)	On February 9, 2001, we issued 9,600 shares of series U preferred stock valued at $79,200.00 to a third party in connection with an acquisition.

(15)	On October 31, 2001, we issued 9,600 shares of series U preferred stock valued at $79,200.00 to a third party in connection with an acquisition.

(16)	On December 27, 2001, we issued an aggregate of 4,285,716 shares of series Y preferred stock to certain investors for $30,000,012.00.

(17)	On January 16, 2002, we issued 357,143 shares of series Y preferred stock to an investor for $2,500,001.00.

(18)	On March 11, 2002, we issued 16,129 shares of series X preferred stock valued at $99,999.80 to a third party in connection with an acquisition.

(19)	On March 31, 2002, we issued 87,278 shares of series V preferred stock valued at $610,946.00 to a third party in connection with an acquisition.

(20)	On June 30, 2002, we issued 353,572 shares of series Y preferred stock valued at $2,475,004 to a third party in connection with a settlement agreement.

(b)    The issuances of the securities set forth above were deemed to be not subject to registration under the Securities Act in reliance on Section 4(2) of the Securities Act, in each case as transactions by an issuer not involving any public offering. The recipients of such securities represented their intentions to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to the certificates representing the securities in such transactions.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits:

See Exhibit Index beginning on page II-6 of this registration statement.

(b)    Financial Statement Schedules:

The Financial Statement Schedules are not included because they are not applicable.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes:

(1)    To provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser,

(2)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4)    That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on August 30, 2002.

U.S.I. HOLDINGS CORPORATION

By:	/s/ David L. Eslick
Name: David L. Eslick Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID L. ESLICK David L. Eslick	Chairman, President and Chief Executive Officer (Principal Executive Officer) and Director	August 30, 2002

/s/ EDWARD J. BOWLER Edward J. Bowler	Chief Financial Officer (Principal Financial Officer)	August 30, 2002

/s/ JASON S. MITCHELL Jason S. Mitchell	Controller (Principal Accounting Officer)	August 30, 2002

/s/ WAYNE H. FISHER* Wayne H. Fisher	Director	August 30, 2002

/s/ TONY G. HOLCOMBE* Tony G. Holcombe	Director	August 30, 2002

/s/ PHILIP E. LARSON III* Philip E. Larson, III	Director	August 30, 2002

/s/ ROBERT SPASS* Robert Spass	Director	August 30, 2002

*By:	/s/ DAVID L. ESLICK	August 30, 2002
David L. Eslick Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description

1.1**	Form of Purchase Agreement.

3.1**	Amended and Restated Certificate of Incorporation of U.S.I. Holdings Corporation dated May 31, 1994.

3.2**	Amendment to Certificate of Incorporation of U.S.I. Holdings Corporation dated December 18, 1995.

3.3**	Amendment to Certificate of Incorporation of U.S.I. Holdings Corporation dated July 30, 1997.

3.4**	Amendment to Certificate of Incorporation of U.S.I. Holdings Corporation dated March 12, 1998.

3.5**	Amendment to the Amended and Restated Certificate of Incorporation of U.S.I. Holdings Corporation dated July 9, 1998.

3.6**	Certificate of Correction Filed to Correct a Certain Error in the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of U.S.I. Holdings Corporation dated July 12, 1999.

3.7**	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of U.S.I. Holdings Corporation dated September 17, 1999.

3.8**	Amended and Restated By-laws of U.S.I. Holdings Corporation.

3.9**	Amendment to Amended and Restated By-laws adopted December 27, 2001.

3.10**	Certificate of Designations of the Series B Preferred Stock of U.S.I. Holdings Corporation dated August 19, 1994.

3.11**	Certificate of Designations of the Series C Preferred Stock of U.S.I. Holdings Corporation dated December 9, 1994.

3.12**	Certificate of Designations of the Series D Preferred Stock of U.S.I. Holdings Corporation dated January 13, 1995.

3.13**	Certificate of Designations of the Series E Preferred Stock of U.S.I. Holdings Corporation dated April 27, 1995.

3.14**	Certificate of Designations of the Series F Preferred Stock of U.S.I. Holdings Corporation dated June 23, 1995.

3.15**	Certificate of Designations of the Series G Preferred Stock of U.S.I. Holdings Corporation dated October 23, 1995.

3.16**	Certificate of Decrease of Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock of U.S.I. Holdings Corporation dated December 18, 1995.

3.17**	Certificate of Designations of the Series H Preferred Stock of U.S.I. Holdings Corporation dated December 18, 1995.

3.18**	Certificate of Designations of the Series I Non-Voting Preferred Stock of U.S.I. Holdings Corporation dated December 18, 1995.

3.19**	Certificate of Designations of the Series J Preferred Stock of U.S.I. Holdings Corporation dated April 12, 1996.

3.20**	Certificate of Designations of the Series K Preferred Stock of U.S.I. Holdings Corporation dated May 29, 1996.

3.21**	Certificate of Designations of the Series L Preferred Stock of U.S.I. Holdings Corporation dated September 17, 1996.

3.22**	Amendment to the Certificate of Designations of the Series L Preferred Stock of U.S.I. Holdings Corporation dated December 18, 1996.

Exhibit No.	Description

3.23**	Certificate of Designations of the Series M Preferred Stock of U.S.I. Holdings Corporation dated January 16, 1997.

3.24**	Certificate of Designations of the Series N Preferred Stock of U.S.I. Holdings Corporation dated May 13, 1997.

3.25**	Amended Certificate of Designations of the Series N Preferred Stock of U.S.I. Holdings Corporation dated June 9, 1997.

3.26**	Certificate of Designations of the Series O Preferred Stock of U.S.I. Holdings Corporation dated July 30, 1997.

3.27**	Certificate of Designations of the Series P Preferred Stock of U.S.I. Holdings Corporation dated December 23, 1997.

3.28**	Certificate of Designations of the Series Q Preferred Stock of U.S.I. Holdings Corporation dated January 27, 1998.

3.29**	Certificate of Designations of the Series R Convertible Preferred Stock of U.S.I. Holdings Corporation dated July 9, 1998.

3.30**	Certificate of Retirement of U.S.I. Holdings Corporation dated August 26, 1998.

3.31**	Certificate of Designations of the Series T Convertible Preferred Stock of U.S.I. Holdings Corporation dated September 23, 1998.

3.32**	Certificate of Designations of the Series U Preferred Stock of U.S.I. Holdings Corporation dated November 19, 1998.

3.33**	Certificate of Designations of the Series V Preferred Stock of U.S.I. Holdings Corporation dated February 18, 1999.

3.34**	Certificate of Designations of the Series W Convertible Preferred Stock of U.S.I. Holdings Corporation dated August 19, 1999.

3.35**	Certificate of Designations of the Series X Preferred Stock of U.S.I. Holdings Corporation dated September 17, 1999.

3.36**	Certificate of Designations of the Series Y Convertible Preferred Stock of U.S.I. Holdings Corporation dated December 21, 2001.

3.37**	Form of Amendment to Amended and Restated By-Laws.

4.1**	Form of Common Stock Certificate of U.S.I. Holdings Corporation.

4.2**	Warrant Agreement of U.S.I. Holdings Corporation dated as of March 12, 1996.

4.3**	Warrantholders’ Agreement of U.S.I. Holdings Corporation dated as of March 12, 1996.

4.4**	Amendment to U.S.I. Holdings Corporation Warrant Agreement and Warrantholders’ Agreement effective as of September 17, 1999.

4.5**	Amendment to U.S.I. Holdings Corporation Warrant Agreement and Warrantholders’ Agreement dated as of April 26, 2002.

4.6**	Series W Warrant Agreement among U.S.I. Holdings Corporation and the parties signatory thereto dated as of September 17, 1999.

4.7**	Shareholders’ and Warrantholders’ Agreement among U.S.I. Holdings Corporation and the parties signatory thereto dated as of September 17, 1999.

4.8**	Amendment to Shareholders’ and Warrantholders’ Agreement among U.S.I. Holdings Corporation and the parties signatory thereto dated as of December 27, 2001.

4.9**	Form of Amendment to Warrantholders’ Agreement of U.S.I. Holdings Corporation.

Exhibit No.	Description

4.10**	Form of Amendment to Warrantholders’ Agreement of U.S.I. Holdings Corporation.

4.11**	Form of Amendment to Series W Warrant Agreement among U.S.I. Holdings Corporation and the parties signatory thereto.

4.12**	Form of Amendment to Shareholders’ and Warrantholders’ Agreement among U.S.I. Holdings Corporation and the parties signatory thereto.

5.1*	Opinion of Cahill Gordon & Reindel regarding the legality of the securities being registered.

10.1**	Credit Agreement among U.S.I. Holdings Corporation and Credit Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc. dated as of September 17, 1999.

10.2**	First Amendment to Credit Agreement between U.S.I. Holdings Corporation and Credit Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc. dated as of March 27, 2000.

10.3**
Second Amendment to Credit Agreement between U.S.I. Holdings Corporation and Credit Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc., as amended, dated as of December 29, 2000.

10.4**
Third Amendment and Consent to Credit Agreement between U.S.I. Holdings Corporation and Credit Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc., as amended, dated as of April 17, 2001.

10.5**
Fourth Amendment to Credit Agreement between U.S.I. Holdings Corporation and Credit Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc., as amended, dated as of June 29, 2001.

10.6**
Fifth Amendment to Credit Agreement between U.S.I. Holdings Corporation and Credit Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc., as amended, dated as of December 31, 2001.

10.7**	Sixth Amendment to Credit Agreement between U.S.I. Holdings Corporation and Credit Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc. dated as of April 16, 2002.

10.8**	Term Loan Agreement between USI Insurance Services Corp. and Zurich Services Corporation dated as of May 16, 2001.

10.9**	Subscription Agreement for Series Y Convertible Preferred Stock among U.S.I. Holdings Corporation, Ceridian Corporation and The Paul Revere Life Insurance Company dated as of December 27, 2001.

10.10**	Subscription Agreement for Series Y Convertible Preferred Stock between U.S.I. Holdings Corporation and Sovereign Bancorp, Inc. dated as of January 16, 2002.

10.11**	Letter Agreement between U.S.I. Holdings Corporation and Credit Lyonnais Securities (USA) Inc. dated as of December 21, 2001.

10.12**	Fee Letter between U.S.I. Holdings Corporation and Credit Lyonnais Securities (USA) Inc. dated as of December 21, 2001.

10.13**	Joint Venture Agreement between Maryland Casualty Company and USI of Illinois, Inc. dated as of April 16, 1998.

10.14**	Marketing and Servicing Agreement among U.S.I. Holdings Corporation, USI Insurance Services Corporation and Chase Insurance Agency, Inc. dated as of August 2, 1999.

10.15**	Marketing Contract between USI Insurance Services Corp. and Unum Life Insurance Company of America dated as of January 1, 2000.

10.16**	USI Marketing Support Agreement for Voluntary Benefits between USI Insurance Services Corp. and UnumProvident Corporation dated as of May 16, 2000.

Exhibit No.	Description

10.17**	Environmental Placement Service Agreement between Chubb Financial Solutions Division of Federal Insurance Company and USI Insurance Services of Texas dated as of September 17, 2001.

10.18**	USI Marketing Support Agreement between USI Insurance Services Corp. and UnumProvident Corporation dated as of November 13, 2001.

10.19**	Marketing and Servicing Agreement between USI Insurance Services Corp. and Sovereign Bank dated as of January 16, 2002.

10.20**	Referral Agreement between USI Insurance Services Corp. and Ceridian Corporation dated as of October 24, 2001.

10.21**	Amendment Number One to Referral Agreement between USI Insurance Services Corp. and Ceridian Corporation dated as of March 21, 2002.

10.22**	Services Agreement between USI Insurance Services Corp. and Ceridian Corporation dated as of December 21, 2001.

10.23**	Amendment Number One to Services Agreement between USI Insurance Services Corp. and Ceridian Corporation dated as of March 21, 2002.

10.24**
Stock Purchase Agreement between U.S.I. Holdings Corporation, USI Insurance Services Corp., USI Care Management, Inc., Texas Professional Administrators, Inc., USI Prescription Benefits Management Co. and CBCA Inc. dated as of April 1, 2002.

10.25**	Non-Negotiable Subordinated Promissory Note by CBCA Inc. payable to USI Insurance Services Corp. dated as of April 16, 2002.

10.26**	Restated and Amended Employment Agreement between USI Insurance Services Corp. and David L. Eslick dated as of January 22, 2002.

10.27**	Restated and Amended Employment Agreement between USI Insurance Services Corp. and Edward J. Bowler dated as of January 22, 2002.

10.28**	Restated and Amended Employment Agreement between USI Insurance Services Corp. and Ernest J. Newborn, II dated as of January 22, 2002.

10.29**	Separation Agreement between USI Insurance Services Corp. and Bernard H. Mizel dated as of January 23, 2002.

10.30**	Termination Agreement between USI Insurance Services Corp. and Loren Claypool dated as of February 1, 2002.

10.31**	2000 Management Incentive Program of USI Insurance Services Corp.

10.32**	U.S.I. Holdings Corporation 1995 Long Term Incentive and Share Award Plan.

10.33**	U.S.I. Holdings Corporation 2002 Equity Incentive Plan.

10.34**	U.S.I. Holdings Corporation Employee Stock Purchase Plan.

10.35**	Form of Current Share Appreciation Right Award Agreement.

10.36**	Form of Former Share Appreciation Right Award Agreement.

10.37**	Agreement among CBC Holding (Delaware) Inc., Chase Insurance Agency, Inc., U.S.I. Holdings Corporation and USI Insurance Services Corp. dated as of November 30, 1997.

10.38**	Amendment to Agreement among CBC Holding (Delaware) Inc., Chase Insurance Agency, Inc., U.S.I. Holdings Corporation and USI Insurance Services Corp. dated as of April 26, 2002.

10.39**	Form of Stock Subscription Agreement used in acquisition transactions.

10.40**	Settlement Agreement and Mutual Release between U.S.I. Holdings Corporation and Royal Indemnity Company dated as of June 7, 2002.

10.41
Third Amendment to Refinancing Fee Letter between U.S.I. Holdings Corporation and Credit Lyonnais Cayman Island Branch, the Chase Manhattan Bank and Chase Securities Inc., dated as of December 29, 2000.

Exhibit No.	Description

10.42	Fee Letter between U.S.I. Holdings Corporation, Credit Lyonnais Cayman Island Branch and J.P. Morgan Chase Bank dated as of March 29, 2002.

21.1**	Subsidiaries of U.S.I. Holdings Corporation.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2*	Consent of Cahill Gordon & Reindel (included in Exhibit 5.1).

24.1**
Powers of Attorney authorizing execution of registration statement on Form S-1 on behalf of certain officers and directors of USI Holdings Corporation (included on the signature page to this registration statement).

*	To be filed by amendment.
**	Previously filed.